Exhibit 99.1

INDEPENDET AUDITOR’S REPORT (A free translation from the original in Spanish) Santiago, February 23, 2022 To the Shareholders and Directors of Ita Corpbanca We have audited the accompanying consolidated financial statements of Ita Corpbanca and subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2021 and 2020 and the related consolidated statements of income, of other comprehensive income, of changes in equity and of cash flows for the years then ended, and the related notes to the consolidated financial statements. Management's Responsibility for the consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes the designing, implementing and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Santiago , February 23, 2022 Ita Corpbanca 2 Opini o n In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ita Corpbanca and subsidiaries as of December 31, 20 2 1 and 20 2 0, and the results of its operations and its cash flows for the year s then ended in conformity with accounting standards and instructions issued by the Commission for the Financial Market.

Ita Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 1 ITA CORPBANCA AND SUBSIDIARIES Consolidated Financial Statements Content P age Consolidated Statements of Financial Position 2 Consolidated Statements of Income 3 Consolidated Statements of Other Comprehensive Income 4 Consolidated Statements of Changes in Equity 5 Consolidated Statements of Cash Flows 6 Notes to the Consolidated Financial Statements 7 $ = Amounts expressed in Chilean pesos MM$ = Amounts expressed in millions of Chilean pesos US$ = Amounts expressed in US dollars MUS$ = Amounts expressed in thousands of US dollars MMUS$ = Amounts expressed in millions of US dollars COP$ = Amounts expressed in Colombian pesos MMCOP$ = Amounts expressed in millions of Colombian pesos UF = Amounts expressed in Unidades de Fomento (a Chilean inflation - indexed, peso - denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

	Notes	As of December 31, 2021 MCh$	As of December 31, 2020 MCh$
ASSETS			
Cash and deposits in banks	5	3,473,392	3,089,072
Cash items in process of collection	5	438,496	173,192
Trading investments	6	331,603	580,369
Investments under resale agreements	7	606,178	105,580
Financial derivative contracts	8	2,980,926	3,982,803
Interbank loans, net	9	80,554	7,115
Loans and accounts receivable from customers, net	10	23,955,972	21,685,269
Available for sale investments	11	2,876,386	3,964,720
Held to maturity investments	11	959,972	111,643
Investments in companies	12	13,257	11,983
Intangibles	13	699,344	718,683
Fixed assets	14	51,057	56,020
Right of use asset under lease agreements	15	131,657	170,603
Current taxes	16	58,184	64,699
Deferred taxes	16	304,538	314,112
Other assets	17	822,766	602,769
TOTAL ASSETS		**37,784,282**	**35,638,632**
LIABILITIES			
Deposits and other demand liabilities	18	7,576,095	6,197,406
Cash in process of being cleared	5	424,358	154,232
Obligations under repurchase agreements	7	466,006	638,851
Time deposits and other time liabilities	18	10,097,443	11,433,064
Financial derivative contracts	8	2,925,587	3,673,591
Interbank borrowings	19	4,918,423	3,798,978
Debt instruments issued	20	6,762,840	6,204,856
Other financial liabilities	20	42,435	13,123
Lease contracts liabilities	15	115,544	151,885
Current taxes	16	1,332	1,766
Deferred taxes	16	—	237
Provisions	21	392,265	282,283
Other liabilities	22	709,612	700,034
TOTAL LIABILITIES		**34,431,940**	**33,250,306**
EQUITY			
Attributable to equity holders of the Bank			
Capital	24	2,688,131	1,862,826
Reserves	24	470,873	1,195,849
Valuation accounts	24	(75,668)	25,873
Retained earnings:		**194,464**	**(769,137)**
Retained earnings from prior years	24	—	156,342
Net income (loss) for the year	24	277,806	(925,479)
Less: Provision for mandatory dividends	24	(83,342)	—
Total equity attributable to equity holders of the Bank		3,277,800	2,315,411
Non-controlling interest	24	74,542	72,915
TOTAL EQUITY		**3,352,342**	**2,388,326**
TOTAL LIABILITIES AND EQUITY		**37,784,282**	**35,638,632**

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2021 | 2

Ita Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 3 ITA CORPBANCA AND SUBSIDIARIES Consolidated Statements of Income ((In millions of Chilean pesos - MCh$) For the years Notes ended December 31, 2021 2020 MCh$ MCh$ Interest income 25 1,650,982 1,519,401 Interest expense 25 (711,195) (683,237) Net interest income 939,787 836,164 Fee and commission income 26 226,809 204,378 Fee and commission expense 26 (73,267) (63,379) Net fee and commission income 153,542 140,999 Net income (expense) from financial operations 27 54,424 109,838 Net foreign exchange income (loss) 28 149,165 (74,464) Other operating income 33 29,278 65,896 Net operating profit before provision for loan losses 1,326,196 1,078,433 Provision for loan losses 29 (221,686) (528,459) NET OPERATING PROFIT 1,104,510 549,974 Personnel salaries and expenses 30 (306,720) (292,191) Administrative expenses 31 (257,970) (257,753) Depreciation and amortization 32 (101,583) (126,444) Impairment 32 (91) (857,990) Other operating expenses 33 (48,533) (93,536) TOTAL OPERATING EXPENSES (714,897) (1,627,914) OPERATING INCOME (LOSS) 389,613 (1,077,940) Income (loss) from investments in companies 12 1,583 (1,339) Operating income (loss) before income taxes 391,196 (1,079,279) Income taxes 16 (112,386) 140,662 CONSOLIDATED INCOME (LOSS) FOR THE YEAR 278,810 (938,617) Attributable to: Equity holders of the Bank 24 277,806 (925,479) Non - controlling interest 24 1,004 (13,138) Earnings (losses) per share attributable to equity holders of the Bank (in Chilean pesos) Basic earnings (losses) per share 24 0.464 (1.806) Diluted earnings (losses) per share 24 0.464 (1.806) The explanatory notes are an integral part of these Consolidated Financial Statements.

Ita Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 4 ITA CORPBANCA AND SUBSIDIARIES Consolidated Statements of Other Comprehensive Income (In millions of Chilean pesos - MCh$) For the years Notes ended December 31, 2021 2020 MCh$ MCh$ CONSOLIDATED INCOME (LOSS) FOR THE YEAR 24 278,810 (938,617) OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS Available for sale investments 24 (160,638) (9,092) Exchange differences on investment in Colombia and New York branch 24 44,601 (69,699) Gain from net investments in foreign operations hedge 24 (26,422) 80,722 Gain (loss) from cash flows hedge 24 46,270 (5,682) Other comprehensive income (loss) before income taxes (96,189) (3,751) Income taxes related to available for sale investments 24 38,999 1,778 Income taxes related to net investment in foreign operations hedge 24 18,417 (21,795) Income taxes related to cash flows hedge 24 (21,119) (707) Income taxes on other comprehensive income 36,297 (20,724) Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes (59,892) (24,475) OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS Defined benefits obligations 24 3,409 (3) Income taxes related to defined benefits obligations 24 (274) (19) Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes 3,135 (22) TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR 24 (56,757) (24,497) CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE YEAR 24 222,053 (963,114) Attributable to: Equity holders of the Bank 24 220,426 (941,746) Non - controlling interest 24 1,627 (21,368) The explanatory notes are an integral part of these Consolidated Financial Statements.

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

				Reserves				Retained earning				
	Note	Number of shares	Capital	Reserves from earnings	Other non-earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the year/ loss for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non-controlling interest	Total equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2019		**512,407**	**1,862,826**	**451,011**	**744,838**	**42,140**	**156,342**	**127,065**	**(38,120)**	**3,346,102**	**94,283**	**3,440,385**
Distribution of income from previous year	24.b	—	—	—	—	—	127,065	(127,065)	—	—	—	—
Equity as of January 1, 2020		**512,407**	**1,862,826**	**451,011**	**744,838**	**42,140**	**283,407**	**—**	**(38,120)**	**3,346,102**	**94,283**	**3,440,385**
Dividends paid		—	—	—	—	—	(127,065)	—	38,120	(88,945)	—	(88,945)
Comprehensive income (loss) for the year		—	—	—	—	(16,267)	—	(925,479)	—	(941,746)	(21,368)	(963,114)
Equity as of December 31, 2020		**512,407**	**1,862,826**	**451,011**	**744,838**	**25,873**	**156,342**	**(925,479)**	**—**	**2,315,411**	**72,915**	**2,388,326**
Equity as of December 31, 2020		**512,407**	**1,862,826**	**451,011**	**744,838**	**25,873**	**156,342**	**(925,479)**	**—**	**2,315,411**	**72,915**	**2,388,326**
Distribution of income from previous year	24.b	—	—	(451,011)	(318,126)	—	(156,342)	925,479	—	—	—	—
Equity as of January 1, 2021		**512,407**	**1,862,826**	**—**	**426,712**	**25,873**	**—**	**—**	**—**	**2,315,411**	**72,915**	**2,388,326**
Capital increase		461,111	825,305	—	—	—	—	—	—	825,305	—	825,305
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge		—	—	—	44,161	(44,161)	—	—	—	—	—	—
Provision for mandatory dividends		—	—	—	—	—	—	—	(83,342)	(83,342)	—	(83,342)
Comprehensive income (loss) for the year		—	—	—	—	(57,380)	—	277,806	—	220,426	1,627	222,053
Equity as of December 31, 2021		**973,518**	**2,688,131**	**—**	**470,873**	**(75,668)**	**—**	**277,806**	**(83,342)**	**3,277,800**	**74,542**	**3,352,342**

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021

5

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

	Notes	For the years ended December 31, 2021 MCh$	2020 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Operating income (loss) before income taxes		**391,196**	**(1,079,279)**
Debits (credits) to income that do not represent cash flows:			
Depreciation and amortization	32	101,583	126,444
Impairment	32	91	857,990
Provisions for loans and accounts receivable from customers and interbank loans	29	285,201	589,307
Provisions and write-offs of assets received in lieu of payment		7,093	7,031
Provisions for contingencies		1,038	3,119
Mark to market of trading instruments		32,741	(174,882)
Adjustment (profit) loss for instruments available for sale	27	32,954	(56,666)
Adjustment (profit) loss on sale of loan portfolio	27	(12,132)	(6,476)
Net interest income	25	(1,226,291)	(836,164)
Fee and commission income	26	(226,809)	(204,378)
Fee and commission expense	26	73,267	63,379
Net foreign exchange (gain) loss	28	(149,165)	74,464
Net (gain) loss on sale of fixed assets		(86)	131
Net gain on sale of assets received in payment		(5,758)	(3,287)
Net gain on sale of assets held for sale		—	(970)
Net gain on sale of participation in companies	12	—	(447)
Net gain from increase in equity interest in companies		(507)	—
Increase on deferred net tax asset and liability	16	(53,599)	(129,971)
Other debits (credits) that do not represent cash flows		156,734	167,285
Subtotals		**(592,449)**	**(603,370)**
Loans and accounts receivable from customers and interbank loans		(2,344,142)	745,029
Investments under resale agreements	5c)i)	(21,841)	(45,109)
Obligations under repurchase agreements	5c)i)	(172,845)	79,394
Trading investments	5c)ii)	67,766	17,894
Available for sale investments	5c)ii)	945,298	(1,750,287)
Held to maturity investments	5c)ii)	(848,329)	4,039
Other assets and liabilities		(98,650)	111,619
Time deposits and other time liabilities		(1,335,621)	(187,123)
Deposits and other demand liabilities		1,378,689	1,323,958
Dividends received from investments in companies	12	1,363	1,008
Foreign borrowings obtained	5c)iii)	3,225,153	3,326,628
Repayment of foreign borrowings	5c)iii)	(2,456,214)	(2,450,227)
Interest paid		(638,567)	(597,602)
Interest received		1,639,859	1,471,570
Net fee and commission income		117,759	110,902
Taxes paid		(103,018)	(152,593)
Repayment of other borrowings		29,312	157
Proceeds from sale of assets received in lieu of payment		18,097	26,247
Net cash flows provided by (used in) operating activities		**(1,188,380)**	**1,432,134**
CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchase of fixed assets and intangible assets	13-14	(46,170)	(67,675)
Sales of fixed assets		98	157
Proceeds from sale of assets held for sale		—	1,550
Disbursement made due to increased participation in subsidiary	12	(106)	(338)
Proceeds from sale of investments in companies	12	(872)	621
Net cash flows used in investing activities		**(47,050)**	**(65,685)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowing obtained from Chilean Central Bank		750,000	2,257,200
Debt instruments issued		794,125	408,402
Redemption of debt issued		(524,174)	(935,094)
Dividends paid	24	(2)	(127,086)
Payments of lease liabilities	15	(31,547)	(33,687)
Capital increase		825,305	—
Net cash flows (used in) provided by financing activities		**1,813,707**	**1,569,735**
Effect of changes in exchange rates		289,687	122,133
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**867,964**	**3,058,317**
Cash and cash equivalents at the beginning of the year		4,506,256	1,447,939
Cash and cash equivalents at end of the year	5	5,374,220	4,506,256
Net increase (decrease) in cash and cash equivalents		**867,964**	**3,058,317**

	Notes	As of January 1, 2021 MCh$	Cash flows: Received MCh$	Cash flows: Paid MCh$	Changes other than cash flows: Changes other than cash MCh$	Acquisition MCh$	Interest MCh$	Currency exchange effects MCh$	Changes in fair value MCh$	As of December 31, 2021 MCh$
Debt instruments issued										
Borrowing obtained from Chilean Central Bank		2,257,226	750,000	—	—	—	16	—	—	3,007,242
Mortgage finance bonds		30,846	—	(9,025)	—	—	2,214	—	—	24,035
Bonds (senior and subordinated)		6,174,010	794,125	(515,149)	1,866	—	531,258	(9,731)	(237,574)	6,738,805
Lease contracts liabilities		151,885	—	(31,547)	5,524	(15,503)	3,750	1,435	—	115,544
Totals		**8,613,967**	**1,544,125**	**(555,721)**	**7,390**	**(15,503)**	**537,238**	**(8,296)**	**(237,574)**	**9,885,626**
Dividends approved and paid in 2021	24	—	—	—	—	—	—	—	—	—
Dividends approved in prior years and paid in 2021		—	—	(2)	—	—	—	—	—	—
Total Dividends paid		—	—	(2)	—	—	—	—	—	—
Capital increase		—	**825,305**	—	—	—	—	—	—	—
Subtotal cash flows from (used in) financing activities		—	2,369,430	(555,723)	—	—	—	—	—	—
Total cash flows from financing activities, net		—	**1,813,707**	—	—	—	—	—	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 6

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 7 ITAÚ CORPBANCA AND SUBSIDIARIES Notes to the Consolidated Financial Statements Page Note 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8 Note 2 ACCOUNTING CHANGES 7 1 Note 3 SIGNIFICANT EVENTS 7 2 Note 4 REPORTING SEGMENTS 7 5 Note 5 CASH AND CASH EQUIVALENTS 7 8 Note 6 TRADING INVESTMENTS 80 Nota 7 INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS 8 1 Note 8 FINANCIAL DERIVATIVE CONTRACTS AND HEDGE ACCOUNTING 8 3 Note 9 INTERBANK LOANS 9 2 Note 10 LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS 9 3 Note 11 INVESTMENT INSTRUMENTS 9 8 Note 12 INVESTMENTS IN COMPANIES 10 1 Note 13 INTANGIBLE ASSETS 10 4 Note 14 FIXED ASSETS 10 7 Note 15 ASSETS FOR RIGHT OF USE AND LEASE CONTRACTS LIABILITIES 1 10 Note 16 CURRENT TAXES AND DEFERRED TAXES 11 3 Note 17 OTHER ASSETS 11 8 Note 18 DEPOSITS AND OTHER DEMAND LIABILITIES AND TIME DEPOSITS 11 9 Note 19 INTERBANK BORROWINGS 1 20 Note 20 DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL LIABILITIES 12 2 Note 21 PROVISIONS 12 6 Note 22 OTHER LIABILITIES 13 3 Note 23 CONTINGENCIES, COMMITMENTS, AND RESPONSIBILITIES 13 4 Note 24 EQUITY 13 9 Note 25 INTEREST INCOME AND INTEREST EXPENSE 14 5 Note 26 FEE AND COMMISSION INCOME AND EXPENSE 14 7 Note 27 NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS 14 8 Note 28 NET FOREIGN EXCHANGE GAIN (LOSS) 14 9 Note 29 PROVISION FOR LOAN LOSSES 1 50 Note 30 PERSONNEL SALARIES AND EXPENSES 15 2 Note 31 ADMINISTRATIVE EXPENSES 15 3 Note 32 DEPRECIATION, AMORTIZATION, AND IMPAIRMENT 15 4 Note 33 OTHER INCOME AND OPERATING EXPENSES 1 61 Note 34 RELATED PARTY TRANSACTIONS 16 3 Note 35 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 16 7 Note 36 RISK MANAGEMENT 179 Note 37 MATURITIES OF FINANCIAL ASSETS AND LIABILITIES 204 Note 38 FOREIGN CURRENCY 20 5 Note 39 SUBSEQUENT EVENTS 20 7

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 8 Note 1 - General Information and Summary of Significant Accounting Policies General Information – Background of Itaú Corpbanca and subsidiarie Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the Gene ral Bank Law. As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca” 1 .. The curr ent ownership structure is 56,60% owned by Itaú Unibanco, 14,29 % owne d by the Saieh Family, and 29,11 % owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and Saieh Family th rough CorpGroup and other societies have signed a shareholders’ agreement relating to corporate governance, dividend policy, transfer of shares, liquidity, and other matters. Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panam a. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima 2 .. The Bank has total consolidated assets for MCh$37,784,282 (MUS$44,764 ) and its conso lidated equity for MCh$3,352,342 (MUS$3,972 ). Focused on large and medium siz e companies and people, Itaú Corpbanca offers universal banking services. The legal address of Itaú Corpbanca is Rosario Norte No 660 , Las Condes, Santiago, Chile, and its web site is www.itau.cl .. The Consolidated Financ ial Statements as of December 31, 202 1 , were approved by the Board of Directors on February 23 , 2022 .. Significant Accounting Policies and Others a) Accounting period The Consolidated Financial Statements are referred as of December 31, 202 1 and 20 20 and comprise the years ended December 31, 202 1 and 20 20 .. b) Basis of preparation of the Consolidated Financial Statements These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (onwards “CAS”) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reportin g Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CAS, the latter will prevail. Notes to these Consolidated Financial Statements contain i nformation additional to that disclosed in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statement s of Cash Flows. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner .. 1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú C hile is the successor for accounting purposes and Corpbanca is the legal successor. 2 None of the markets in which Itaú Corpbanca and subsidiaries operate is facing an economy with a hyperinflationary currency.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

c) Consolidation criteria

The same accounting policies, presentation, and valuation methods applied in these Consolidated Financial Statements were used in the preparation of the separate financial statements of Itaú Corpbanca and subsidiaries (hereinafter the "Group" or the "Bank") as of December 31, 2021 and December 31, 2020 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established in the CAS.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 19%, 20%, 26%, and 12%, respectively, of total consolidated assets, liabilities, income, and operating results as of December 31, 2021 (18%, 19%, 39%, and 11%, as of December 31, 2020, respectively).

(i) Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee's returns;
2) Exposure, or rights, to variable returns from its involvement with the investee;
3) Ability to use its power over the investee to affect the amount of the Bank's returns.

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

- The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
- Potential voting rights held by the Bank, other voting holders or other parties.
- Rights that arise from other contractual agreements.
- Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 9

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

				Ownership percentage					
				As of December 31 2021			As of December 31 2020		
	Market	Country	Functional currency	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda. (1)	Domestic	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile	$	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Ltda. (1)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Ltda. (1)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (4)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (2)		Colombia	COP$	87.100	—	87.100	87.100	—	87.100
Itaú Corredor de Seguros Colombia S.A. (2)		Colombia	COP$	79.985	—	79.985	79.985	—	79.985
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809
Itaú Comisionista de Bolsa Colombia S.A. (2)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	87.083	87.083	—	87.083	87.083
Itaú (Panama) S.A. (3)		Panama	US$	—	87.100	87.100	—	87.100	87.100

(1) Companies regulated by the Commision for the Financial Market (CMF) of Chile.
(2) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3) Company regulated by the Superintendency of Banks of Panama.
(4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).

(ii) Associated entities and/or business support

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 10

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The following entities are considered "Associated entities", in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 "Investments in Associates and Joint Ventures".

Associates name	Principal activity	Place of incorporation	As of December 31 2021 % participation	As of December 31 2020 % participation
Nexus S.A.(*)	Credit card operator	Santiago, Chile	— %	14.8148 %
Transbank S.A.	Credit and debit card operator	Santiago, Chile	8.7188 %	8.7188 %
Combanc S.A (**)	High value payment clearing house	Santiago, Chile	9.8100 %	— %
Imerc OTC S.A(**)	Administration of financial instrument clearing and settlement systems	Santiago, Chile	8.6624 %	— %

(*) On November 30, 2021, the Bank subscribed an sales agreement for the total shares held over Operadora de Tarjetas de Crédito Nexus S.A., given the commitment the Bank has classify this asset as held for sale. See Note 12.

(**)As of the second quarter of 2021, the Bank gained significant influence over Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (hereinafter, "Combanc S.A.") and over Servicios de Infraestructura de Mercado OTC S.A (hereinafter, "Imerc OTC S.A."). Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied.

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors. This, among other business considerations, led the Administration to conclude that Itaú Corpbanca has significant influence over the aforementioned entities.

(iii) Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv) Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No.23 Contingencies, Commitments, and Responsibilities, letter d), related to Responsibilities recorded in off-balance-sheet accounts.

In accordance with IFRS 10 "Consolidated Financial Statements" for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

- Scope of its decision-making authority over the investee.
- Rights held by other parties.
- The remuneration to which it is entitled to in accordance with the remuneration agreements..
- Decision-maker's exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 11

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2021 and 2020 they act as Agents and, therefore, none of these investment vehicles is consolidated.

d) Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as "Attributable to non-controlling interest" separately in the Consolidated Statement of Income, and separately from shareholders' equity in the Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners).

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e) Business combination and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 12

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 13 Note 1 - General Information and Summary of Significant Accounting Po licies, continued When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill th at is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencie s other than the Chilean peso are treated as "foreign currency". The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions e stablished by the CMF, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency". All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolida ted Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy. g) Foreign currenc y Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period. All differences arising from the settlement or conversion of monetary items are recognized in the re sults, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differ ences on such monetary items are also recorded in Other Comprehensive Income. Non - monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non - monetary items t hat are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non - monetary items measured at their fair value are recognize d based on how the gains and losses arising from the change in fair value are recognized in Other Consolidated Comprehensive Income or in Consolidated Results, in accordance with IAS 21. The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following:

- Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.
- Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until the meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $844.08 per US$1 (US dollar) as of December 31, 2021 ($710.73 as of December 31, 2020) and the exchange rate of $0.2103 per COP$1 (Colombian peso) as of December 31, 2021 ($0.2078 as of December 31, 2020). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy.

h) Use of estimates and judgments

The preparation of the Consolidated Financial Statements requires Bank's management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, CMF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 14

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank has established allowances to cover possible credit losses in accordance with the CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Statement of Income for the year.

Loans are charged-off when the Bank's management determines that the loan or a portion cannot be collected, this in accordance with CAS, as stated in chapter B-2 "Impaired loans and charge-offs". Chargeoffs are recorded as a reduction of the allowance for loan losses.

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

- Goodwill - Impairment test (Notes 13 and 32).
- Allowances for loan losses (Notes 9, 10, and 29).
- Fair value of financial assets and liabilities (Note 35).
- Provisions (Note 21).
- Contingencies and commitments (Note 23).
- Current taxes and deferred taxes (Note 16).

During the year ended December 31, 2021, with exception of goodwill, there have been no significant changes in estimates made at the end of 2020 (see Note 32).

i) Operating segments

The Bank provides financial information for each operating segment in conformity with IFRS 8 "Operating Segments" in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

- Better understand the Bank's performance.
- Better evaluate its future cash flow projections.
- Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

(i) The nature of the products and services;
(ii) The nature of the processes;
(iii) The type or class of customer for their products and services;
(iv) The methods used to distribute their products or provide their services; and
(v) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 15

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia.

More information on each segment is presented in Note 4 Reporting Segments.

j) Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under "Investments under resale agreement" and are accounted for at amortized cost using the effective interest rate of the agreement.

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of "Trading instruments" or "Available-for-sale investment instruments". The obligation to repurchase the investment is classified in liabilities as "repurchase agreements and securities loans", recognizing interest and inflation-indexation adjustments accrued as of the closing date.

k) Classifications of financial instruments

(i) Classification of financial assets for measurement purpose

Financial assets are classified into the following specified categories: 'trading investments', 'held to maturity investments', 'available for sale investments' and 'loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The "effective interest rate" is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 16

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 17 Note 1 - General Information and Summary of Significant Accounting Policies, continued The effective interest rate includes all commission s and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset. Financial assets measured at fair value According to IFRS 13 “Fair value measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value is a market - based measurement, not an entity specific measurement. For some assets and liabilities, observabl e market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - t o estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the pe rspective of a market participant that holds the asset or owes the liability). When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market - based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk. Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial inst rument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value. When determining fair value an entity shall take i nto account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in acti ve markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. In those r are cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 18 Note 1 - General Information and Summary of Significant Accounting Policies, continued Additionally, in accordance to what is indicated in Chapter A - 2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option inst ead of using the general criteria of amortized cost. The Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for: • Financial derivatives contracts measured at fair value. • Available for sale investments measured at fair value through other comprehensive income. • Trading investments measured at fair value. • Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value. Trading investments Financial ass ets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a rec ent actual pattern of short - term profit - taking. Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement are recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Consolidated Statement of Income. All purchases or sales of trading investments must be delivered within the term established by market conventions or regulations and are recorded at the trading date, which is the date when the purchase or sale is agreed. Any other purchase or sale is treated as a deriv ative (forward contract) until settlement. Held to maturity investments Held to maturity investments are non - derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale. Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held - to - maturity investments are measured at amo rtized cost using the effective interest method less any impairment. Available for sale investments The category of instruments available for sale includes those instruments that are not classified as trading instruments or as held to maturity.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 19 Note 1 - General Information and Summary of Significant Accounting Policies, continued Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment lo sses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in valuation accounts within equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported un der “Income (loss) from financial operations”. Interest and inflation - indexation adjustments of investments held to maturity and of instruments available for sale are included in “Interest income” in the Consolidated Statement of Income. Investment instrum ents that are treated as hedged items in hedge accounting relationships are adjusted according to the rules applicable to hedge accounting. See letter l) in this section. Purchases and sales of investment instruments that shall be delivered o settled withi n the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assess to timely identify impairment indication which may resul t in losses. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses which are recorded in the Consolidated Statement of Income as “impairment”. The Bank has assessed its investments portfolio c lassified as “Held to maturity investments” and “Available for sale investments” in order to identify impairment indication. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investm ents until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists. Loans and accounts receivables from customers and interbank loans Loans and accounts receivables from customers and interba nk loans, originated and purchased, are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term. They are measured at a mortized cost using the effective interest method, less any impairment determined .. Financial derivative contracts Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF ) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Consolidated Statement of Financial Position at their fair value (including t ransaction costs), which is usually their acquisition cost, and subsequently measured at their fair value. The fair value is obtained from corresponding market pricings, discounted cash flows models and pricing valuation models. The derivative instrument s are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflect the counterparty and own risk in the fair value measurement.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 20 Note 1 - General Information and Summary of Significant Accounting Polici es, continued Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss. At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes. Changes in the fair value of derivative instruments held for trading are in cluded in “Net income from financial operations” in the Consolidated Statement of Income. If the derivative instrument is classified as hedging instrument for hedge accounting purposes, the hedge can be: 1) A fair value hedge of existing assets or liabilitie s or firm commitments .. 2) A cash flow hedge of existing assets or liabilities or forecast transactions .. 3) A net investment in foreign operations hedge, as defined by IAS 21 .. A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met: 1) At the inception of the hedge there is formal designation and documentation of the hedging relationship; 2) The hedge is expected to be highly effe ctive; 3) The effectiveness of the hedge can be reliably measured and; 4) The hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated. Certain t ransactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions. When a derivative instrument hedges the exposure to changes in the fair value of an existing asset or liability recorded in the Consolidated Statement of Financial Position, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both, the hedged item and the hedging instrument, are recognized in the Consolidated Statement of Income. If the hedged item in a fair value hedge is a firm commitment, the changes in the fair valu e of the firm commitment regarding the hedged risk are recognized as assets or liabilities with effect on the Consolidated Statement of Income for the yea r .. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect on the Consolidated Statements of Income for the year. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect o f the fair value valuation of the firm commitment recognized in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 21 Note 1 - General Information and Summary of Significant Accounting Policies, continued When a derivative instrument hedges the exposure to c hanges in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in the fair value related to the hedged risk is recognized in other comprehensive income and accumulated valuation accounts within equity .. The cumulative loss or gain in cash flows hedge recorded in valuation accounts is transferred to the Consolidated Statement of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line ite m of the Consolidated Statement of Income. Any ineffective portion is directly recognized in the Consolidated Statement of Income. In case of a fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead o f individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the Consolidated Statement of Income, but the fair value adjustment of the hedged portfolio is presen ted in the Consolidated Statement of Financial Position under the “Other assets” or “Other liabilities” items, depending on the hedged portfolio balance as of the reporting date. Financial asset and liability balances are offset, i.e., reported in the Cons olidated Statement of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneou sly. (ii) Classification of financial assets for presentation purposes For presentation purposes, financial assets are classified by their nature into the following line items in the Consolidated Statement of Financial Position: - Cash and deposits in bank s: This item comprises cash, checking accounts and demand deposits at the Central Bank of Chile and other financial institutions in Chile and abroad. The amounts invested in overnight deposits will continue to be reported under this heading and in the corr esponding lines or items. If no special item is indicated for these operations, they will be included together with the accounts reported. - Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc. - Trading investments: this item includes financial instruments held - for - trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading. - Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as deri vatives that should and can be separated from a host contract, whether they are held for trading or designated as hedging instruments in hedge accounting relationships, as disclosed in Note 8 to the Consolidated Financial Statements. - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments. - Hedging derivatives: includes the fair value of derivatives design ated as hedging instruments, including embedded derivatives segregated from hybrid financial instruments designated as hedging instruments, in hedge accounting relationships. - Interbank loans: this item includes balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in other financial asset classifications listed above.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

- Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term.

- When the Bank is the lessor in a lease contract, and it satisfied the performance obligations related to the leased asset, the transaction is accounted for as a loan and/or account receivable from customer while the leased asset is derecognized from the Consolidated Statement of Financial Position.

- Investment instruments are classified into two categories: held-to-maturity investments, and available-forsale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

(iii) Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at fair value through profit and loss (FVTPL) or other financial liabilities:

Financial liabilities at fair value through profit and loss

As of December 31, 2021 and 2020 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payable) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

(iv) Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Consolidated Statement of Financial Position:

- Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

- Cash items in process of being cleared: this item includes balances from asset purchase transactions that are not settled on the same day and from currency sales that are not yet delivered.

- Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

- Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 22

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 23 Note 1 - General Information and Summary of Significant Acco unting Policies, continued - Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are designated for trading or for hedge accounting purposes, as set forth in No te 8. - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting purposes, including embedded derivatives separated from hybrid financial instruments. - Hedging derivatives: includes the fair value of derivatives designated as hedging instruments, including the embedded derivatives separated from the hybrid financial instruments, in hedge accounting relationships. - Interbank borrowings: this item includes obligations with other domestic banks, forei gn banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above. - Issued debt instruments: there are three types of instruments issued by the Bank; Obligations under letters of credit , Subordinated bonds and Senior bonds placed in both local and foreign markets .. - Other financial liabilities: this item includes credit obligations with entities other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purpose s or operations in the normal course of business. l) Valuation of financial instruments and recognition of effects on income In general, financial assets and liabilities are initially recognized at fair value which, in the absence of contrary evidence, is de emed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instrum ents are measured pursuant to the following criteria: (i) Valuation of financial assets Financial assets, except for loans and accounts receivable from customers, are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale. According to IFRS 13, “Fair value measurement” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date ..

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Consolidated Statement of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability.

On the trade date it is understood that, unless proven otherwise, its fair value is equal to the transaction price. Changes in the fair value of derivatives from the trade date are recorded with a balancing entry in the Consolidated Statement of Income under "Net income from financial operations".

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. Fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation ("present value" or "theoretical close") using valuation techniques commonly used by the financial markets: "net present value" (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), with the objective that the fair value of each instrument includes the credit risk of its counterparty. Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period.

Loans and accounts receivable from customers and held to maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in "Net income (expense) from financial operations".

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 24

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 25 Note 1 - General Information and Summary of Significant Accounting Policies, continued The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed - rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating - rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates. For stocks whose fair value cannot be reliably measu red and for financial derivative contracts that have these instruments as underlying instruments and are settled by delivery of them are measured at cost adjusted by any impairment losses. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed - income securities issued. When price quotatio ns cannot be observed in available markets, Bank’s management will determine its best estimated price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs, however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. The main techniques used as of December 31, 2021 and 202 0 by the Bank’s internal models to determine the fair value of the financial instruments are as follows: - In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future ca sh flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data. - In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black - Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the b id - offer spread, exchange rates, volatility, correlation indexes, and market liquidity. - In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) an d the Black - Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 26 Note 1 - General Information and Summary of Significant Accounting Policies, continued The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, q uoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the interna l calculation of fair value and the subsequent comparison with the related actively traded price. (iii) Accounting h edging transactions T he Bank uses financial derivatives for the following purposes : - To sell to customers who request these instruments in the management of their market and credit risks; - To use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabiliti es (“hedging derivatives”), - To obtai n profits from changes in the price of these derivatives (“trading derivatives”). Any financial derivative that does not meet the conditions to be considered as a hedge is treated as a "trading derivative" for accounting purposes. For a financial derivative to be considered a hedging derivative, it must be: 1. The derivative hedges one of the following three types of exposure: 1.1 Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”). 1.2 Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”). 1.3 The net investment in a foreign operation (“hedge of a net investment in a foreign operation”). 2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that: 2.1 At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”). 2.2 There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 27 Note 1 - General Information and Summary of Significant Accounting Policies, continued Changes in the value of financial instruments qualifying for hedge accounting are recorded as follows: - For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income. - For fair value hedges of int erest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”. - For cash flow hedges, the effective portion from change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”. - The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expens e) from financial operations”. If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When a “fair value h edge” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date onwards, where applicable. When cash flow hedges are discontinued, any cumulative gain o r loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Inco me, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income. (iv) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instrumen ts”. (v) Offsetting of financial instruments Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amoun ts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. (vi) Derecognition of financial assets and liabilities The accounting treatment for transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 28 Note 1 - General Information and Summary of Sig nificant Accounting Policies, continued If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of r epurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded. If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded: • An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost. • Both the income from the transferr ed (but not removed) financial asset as well as any expenses incurred due to the new financial liability. If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset - as i n the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a por tion of the transferred asset, and other similar case - the following distinction is made: • If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized. • If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its ex posure to changes in value, a financial liability associated with the transferred financial asset is also recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value .. Accordingly, financial assets are only derecognized from the Consolidated Statement of Fi nancial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statement of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has expired.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 29 Note 1 - General Information and Summary of Significant Accounting Policies, continued m) Income and expenses recognition The main criteria applied by the Bank in connection with revenue and expenses recognition are presented below: (i) Interest revenue, interest expense and similar items Interest revenue and expense are recorded on an accrual basis using the effective interest method. Nevertheless, when a loan presents an overdue payment equals to or higher than 90 days with exception of loans with guarantees that of at least 80%, or when the debtor, according to the Bank’s judgment, shows a high ris k of non - compliance, interests and inflation indexation adjustment are not recorded in the Consolidated Statement of Income, unless they are effectively collected. These interests and inflation - indexation adjustments are referred as “suspended” and are rec orded in offbalance accounts, which are not part of the Consolidated Statement of Financial Position but reported as complementary information (see Note 25 Interest Income and Interest Expenses). These interests are recorded as income when they are effecti vely collected. Interests related to “transactions with accrual suspended” are recorded again as income when those transactions become current (i.e. payments were received and overdue payments are less than 90 days) or when they are no longer classified in categories C3, C4, C5 or C6 (in the case of individually assessed clients). (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income f rom investments in companies”. (iii) Commissions, fees and similar items According to IFRS 15 "Revenue from contracts with customers", revenue is recorded based on the consideration received according to contracts with customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service: Commiss ions recorded by the Bank correspond mainly to: • Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts. • Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties. • Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage. • Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts. • Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries. • Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 30 Note 1 - General Information and Summary of Significant Accounting Policies, continued • Insurance br okerage fees: includes insurance brokerage fees. • Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services. Commission expenses include: • Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions. • Securities transactions fees: includes fees related to custody of securities and securities brokerage. • Other fees and commissions: includ es mainly expenses generated from online services. The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforc eable. (iv) Non - financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. (v) Loan arr angement fees Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan. However, opening fees, to th e extent that the fee is not associated to a specific credit agreement, that is, there is no certainty of the amount actually disbursed and the moment in which the available funds will be used, both the fee and associated costs are immediately recorded on the Consolidated Statement of Income. n) Impairment Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount. Assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank. The Bank follows the criteria described below in order to assess impairment, when applicable: (i) Financial assets A financial asset, other than those recorded at fair value through profit and loss, is evaluated on each financial statement reporting date in order to determine whether objective evidence of impairment exists. At the end of each report ing period the Bank assesses if objective evidence exist for a financial asset or group of financial assets to be impaired. A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a resul t of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets, that can be estimated reliably. It may not be possible to identify a single event that causes of impairment.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 31 Note 1 - General Information and Summary of Significant Accounting Policies, continued An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. Expected losses as a result of future events, regardless of their probability, shall not be recorded. Objective evidence for an asset or group of assets to be impaired includes the following events that cause losses: (i) significant financ ial difficulties of the issuer or debtor; (ii) failing to fulfil the terms of the contract; (iii) the lender, due to economic or legal reasons related to financial difficulties of the debtor, grants waivers or give unusual conditions that will not be grant ed in normal circumstances; (iv) it is probable that the debtor is in bankruptcy or any another financial reorganization; (v) there is no longer a market for the financial asset due to financial difficulties; or (vi) observable data indicates that since in itial recognition of a group of financial assets there is a decrease in the estimated future cash flows, regardless of individual identification for each asset, including data about: (a) adverse changes in the payment behavior of debtors in the group; or ( b) local or national economic conditions correlated to non - compliant in the group. Individually significant financial assets are individually assessed to determine their impairment. The remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics. Impairment loss for available for sale investments, is calculated as the difference between the acquisition cost (net of any principal reimbursement) and the current fair value less any impairment loss previously recorded in income. For equity investments classified as available for sale, objective evidence includes a significant and extended decrease under the initial fair value of the invested amount. In the case of debt instruments classified as available for s ale investments, the Bank assess if objective evidence for impairment exist based on the criteria used for assessing loans impairment losses. If impairment evidence exists, any amount previously recorded in equity, net gains and losses recognized in the Co nsolidated Statement of Other Comprehensive Income, are transferred from equity to the Consolidated Statement of Income, presented as impairment of available for sale investments. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income. When the fair value of available - for - sale debt instruments recovers at l east to their amortized cost, it is no longer considered an impaired instrument and subsequent changes in fair value are reported in equity. All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively linked to an event occurring after the initial impairment loss was recorded. Reversal of an impairment loss shall not ex ceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is record ed in other comprehensive income.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

(ii) Non-financial assets

The carrying amounts of the Bank's non-financial assets are reviewed regularly or at least at each reporting date to determine whether there is any indication of impairment. If such indications exist, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows from other assets or group of assets.

When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and its value is reduced to its recoverable amount.

If we assess the value in use of an asset, the estimated cash flows are discounted to their present value by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset.In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset's value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset's value in use and increase the asset's recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset's performance or restructure the operation to which the asset belongs.In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end.

When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss. An impairment loss shall be recognized immediately in profit or loss. When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset's revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 "Income taxes" by comparing the revised carrying amount of the asset with its tax base.

Impairment losses recognized in prior periods are tested at each reporting date for any indication that the loss has decreased or disappeared. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 32

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 33 Note 1 - General Information and Summary of Significant Accounting Policies, continued (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when t he recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash - generating units, or groups of cash - generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent periods. According to IAS 36 “Imp airment of assets” the annual impairment test for a cash - generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, as long the test is performed at the s ame time every year. Different cash - generating units may be tested for impairment at different times. o) Fixed assets Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any. In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost incl udes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used. When some part of an item of the fixed assets has a different useful life to that fixed asse t, it is recognized as a separate component (significant components of fixed assets). This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under f inancial leases. These assets are classified based on their use in: (i) Fixed assets for own use Fixed assets for own use includes , but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisi tion cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stan d has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 34 Note 1 - General Information and Summary of Significant Accounting Policies, continued The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining u seful life. In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. The estimated useful lives of the items of fixed assets held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives. Maintenan ce expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating le ases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use. p) Intangible assets Intangible assets are identified as non - monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those gener ated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a busines s combination correspond to its fair value at the acquisition date. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank. The accounting for an intangible asset is based o n its useful life. An intangible asset with a finite useful life is amortized over its useful life, and it is reviewed in order to determine if the asset is impaired. The amortization period and the amortization method shall be reviewed at least at each fi nancial year - end. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired ..

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 35 Note 1 - General Information and Summary of Significant Accounting Policies, continued (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to compl ete development, when internal use will generate future economic benefits, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment. The subsequent expenditures associated with the asset a re capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight - line basis over their estimated useful life; starting on the date it is ready for use. (ii) Generated in a business combination According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an i ntangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets. (iii) Other identifiable intangibles Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. q) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the bo rrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor).

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

r) Leases

On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 "Leases".

(i) Assets for right-of-use

At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability.

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first.

The Bank applies IAS 36 "Impairment of assets" to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses.

As of December 31, 2021, the Bank has not identified impairment in the value of the right-of-use assets.

(ii) Lease liability

The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding).

The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 36

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 37 Note 1 - General Information and Summary of Significant Accounting Policies, continued After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discoun ting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change i n cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. T he Bank measured the lease liability at the present value of the lease payments discounted using the incremen tal interest rate for loans (cost of funding). s) Allowances for loan losses The Bank has established allowances to cover the incurred and expected losses of certain financial assets that have been determined in accordance with the regulations and instructio ns set forth by the CMF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover incurre d and expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection. Processes and policies compliance are evaluated and supervised according to the established internal control proc edures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses. Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be ide ntified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics, for small amounts which relate to individuals or small size entities. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below: • Individual allowances for the normal portfolio .. • Individual allowances for the substandard portfolio. • Individual allowances for the non - compliant portfolio. • Group allowances for the normal portfolio. • Group allowances for the non - compliant portfolio. (i) Individual allowances When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individual ly assessed.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The methodology used to classify and determine its allowances is performed in accordance with Chapter B1 "Provisions for credit risk" from the CAS, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors' individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the CMF:

Type of portfolio	Debtor category	Probability of default (PD) (%)	Loss given default (LGD) (%)	Expected loss (EL) (% allowance)
Normal portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21850
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 38

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. The Bank must demonstrate that the collateral value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. The credit risk category of the debtor is substituted by the credit risk category of the guarantor only if the guarantor is an entity with a credit risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor's portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In calculating allowances for the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and, in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by the execution of actions to collect, net of expenses associated with these actions.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower.

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
Non-compliant portfolio	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence to conclude that the capacity and payment behavior is back to normal, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) "Impaired loans and charge-offs", charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 39

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 40 Note 1 - General Information and Summary of Significant Accounting Policies, continued To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome, all the following requirements must be met, in a copulative manner : 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new refinancing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolida ted information provided by the CMF, unless those debts are not material. (ii) Group allowances Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of as sessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted. To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan con ditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans. Based on the above, the groups are assigned with a probability of default (PD ) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank uses the standard provision method for mortgage loans established in the CAS. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

LTV range	Number of overdue days	0	1 - 29	30 - 59	60 - 89	Default portfolio
LTV ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LVT ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LVT ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LVT > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

Range LTV	MP factor of mitigation of losses for credits with state insurance of auction	
	Section V: Deed price of the house (UF)	
	V ≤ 1,000	1,000 < V ≤ 2,000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Provisions for commercial loans

The Bank uses the three standard models established in the CAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 41

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

- **Commercial leasing operations**

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)		
Days in arrears of the operation at the end of the month	Type of leased assets	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-compliant portfolio	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)		
LTV= Book value/Value of the leased asset		
LTV range	Real estate	Non-real estate
LTV <= 40%	0.05	18.20
40% < LTV <= 50%	0.05	57.00
50% < LTV <= 80%	5.10	68.40
80% < LTV <= 90%	23.20	75.10
LTV > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

- **Student loans**

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment enforceability delinquency and type of loan (%)			
Presents payment of principal or interest at the end of the month	Days of delinquency at the end of the month	Type of Student Loan	
		CAE	CORFO or other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Portfolio in default	100.00	100.00
No	N/A	41.60	16.50

For loans granted in accordance with Law No. 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 42

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

- **Generic commercial placements and factoring**

Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it's overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTV range (%)			
Days of delinquency at the end of the month	With collateral		No collateral
	LTV <=100%%	LTV >100% %	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range (%)			
	LTV ranges	Commercial operations or factoring without transferor's responsibility	Factoring with transferor' s responsibility
With collateral	LTV <= 60%	5,00	3,20
	60% < LTV <= 75%	20,30	12,80
	75% < LTV <= 90%	32,20	20,30
	90% < LTV	43,00	27,10
	No collateral	56,90	35,90

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. For specific guarantees, the LTV ratio must be calculated independently for each guaranteed transaction. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general, or general and specific guarantees considering any restriction.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 43

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 44 Note 1 - General Information and Summary of Significant Accounting Policies, continued Non - compliant portfolio – Collectively assessed loan Non - compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required or renegotiated loans that presents more than 60 days of overdue , and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or prin cipal of any loan. The following can be excluded from the group non - compliant portfolio: a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and, b) Student loans as set forth in Law No. 20 ,027, that do not present conditions indicated in Circular No. 3,454 dated December 10, 2008. All debtor’s loans should be classified in the Non - compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless o f charge - offs requirements indicated in the accounting policy detailed in letter w), charge - offs section title II, Chapter B - 2 of the Compendium of Accounting Standards. In order to remove a debtor from the Non - compliant portfolio, once the circumstances t hat made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re - financing of loans has been g ranted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for on e or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material .. (iii) Guarantees Las Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor. In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarant ees .. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 45 Note 1 - General Information and Summary of Significant Accounting Policies, continued 2) Guarantees .. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recov ered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank polic ies and terms established by Law for assets disposal. 3) Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee complia nce with the related loans. Leased assets Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. Factoring operations Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favo r of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish provisions in addition to those calculated by applying the loan portfolio asses sment models, according to the set forth in number 9 of Chapter B - 1 of the CAS. These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which co uld materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti - cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present. According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the B ank’s models. As of December 31, 202 1 , the Bank maintained additional provisions for its commercial, consumer and mortgage port folio amounting to MCh$133,323. S ee Note 21 Provisions ( as of December 31, 2020, the Bank had additional provisions of M Ch$137,84 8 ).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 46 Note 1 - General Information and Summary of Significant Accounting Policies, continued t) Impaired loans and charge - offs Impaired loans This portfolio is comprised of the following assets: • For individually assessed debtors, includes loans classified in the “Non - compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above. • For those debtors collectively assessed, includes all loans classified in the “Non - compliant portfolio”. Charg e - offs As a general rule, charge - offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of CAS, Chapt er B - 2, Title II "Impaired and written - off loans". The write - offs in question refer to the derecognition in the Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalment s or partial payments, or a leasing operation (there are no partial writeoffs). Charge - offs are always recognized against provisions for loan losses, according to Chapter B - 1 of the CAS, regardless of the reason. Charge - off of loans and accounts receivab le must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. 3) When the legal term for all legal shares to collect the loan have expired. 4) When a loan is overdue for a period of time that complies with the term listed below: Type of loans Term Consumer loans with or without guaranties 6 months Consumer leasing 6 months Others operations of leasing no real state 12 months Others operations without guaranties 24 months Commercial loans with guaranties 36 months Real state leasing (commercial and home purchase) 36 months Mortgage loans for home 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally. Recovery of assets previously charged - off Payments received from loans previously charged - off are recognized directly as income, as recoveries of loans previously charged - off in “Provisions for loan losses” compensating the provision expense for the year.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 47 Note 1 - General Information and Summary of Significant Accounting Policies, continued In the event that recoveries through goods or non - financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B - 5 “Assets received in lieu of payment” of the CAS. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged - off when incorporated back as assets. Renegotiation of previously charged - off loans Any renegotiation of a charged - off loan will not give rise to income recogn ition, as long as it classified as impaired. Any payment received is treated as a recovery of loans previously charged - off .. The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged - off. Same criteria is applied when a loan is granted to pay for a loan previously charged - off. Recovery of loans previously charged - off The recoveries of loans that were previously charged - off are recognized directly in the Consolidated Statement of Income as a reduction of the provisions for loan losses. u) Contingent loans Contingent loans are understood as those transactions or commitme nts for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off - balance accounts the following amounts related to commitments or responsibilities in the normal course of business. 1) Guarantees agreement : Includes collaterals, guarantees and stand by letter of credit as indicated in Chapt er 8 - 10 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 8 - 38 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 8 - 11 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includ es amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027). 7) Other contingent loa ns: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee paym ent for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 "Provisions for loan losses" of the CAS, and the amounts must be calculated according to the exposition factor, according to the following table:

Type of contingent loans	Exposition
1) Guaranties and bonds	100%
2) Foreign credit letters confirmed	20%
3) Documentary credit letters issued	20%
4) Guarantee papers	50%
5) Fee credit lines	35%
6) Other credit commitments:	
- Loans for higher education, Law N°20,027	15%
- Others	100%
7) Other contingent loans	100%

However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated.

v) Provisions for contingent loans

The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans.

The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) "Guarantees".

w) Income taxes and deferred taxes

The Bank has recognized an expense (income) arising from gains or losses for each year, according to the applicable taxation rules for each country or jurisdiction it operates.

The income tax expense for the year includes the sum of current tax, which results from applying the current rates to the taxable profit for the year (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Consolidated Statement of Income.The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recognized in deferred taxes as of the date on which the law is in force. The effects of deferred taxes on temporary differences between the balance sheet and the income statement are recognized in deferred taxes as of the date on which the law approves such changes. The effects of deferred taxes on temporary differences between the tax balance sheet and the financial balance sheet are recorded on an accrual basis, in accordance with IAS 12 "Income Taxes" and presented in accordance with the same IAS.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 48

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 49 Note 1 - General Information and Summary of Significant Accounting Policies, con tinued x) Provisions, contingent assets, and contingent liabilities A provision is a liability of uncertain timing or amount. Provisions are recorded in the Consolidated Statement of Financial Position when the Bank: • H as a present obligation (legal or cons tructive) as a result of past events, • L it is probable that an outflow of resources will be required to settle these obligations, and • T he amount of these resources can be reliably measured. A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non - occurrence of one or more uncertain future events that are not wholly within the control of the Bank. Guarantees agreem ent, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information. The consolidated fina ncial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Provisions (quantified using the best available information on the consequences of t he event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are re duced. Provisions are classified according to the obligation covered (see Note 21 Provisions), as follows: • Provision for employee salaries and expenses .. • Provision for mandatory dividends .. • Provision for contingent credit risks. • Provisions for contingencies (including country risk, additional provisions, and others) .. Provisions for restructuring cost They are constructive obligation that rises from a restructuring plan. A restructuring plan is a programme that is planned and controlled by management, which changes either, the scope of the business undertaken; or the manner in which that business is con ducted. The provision for restructuring cost are recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” once the Bank has the real expectation of executing the plan, either by having started to execute the plan or b y having announced its main characteristics those who are going to be affected.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 50 Note 1 - General Information and Summary of Significant Accounting Policies, continued y) Employee benefits Employee benefits Short - term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services. These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service: • As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash. • As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset. Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post - employment benefits Correspond to employee benefits (other than termination benefits and short - term employee benefits) that are expected to be settled after the completion of employment. Post - employment benefits plans are agreements, formal and infor mal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic su bstance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the year .. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long - term benefits Other long - term employee benefits are employee benefits, other than short - term, post - employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulatio ns require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the year ..

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 51 Note 1 - General Information and Summary of Significant Accounting Policies, continued Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of: • A decision of the entity to terminate the employee’s employment before the normal termination date; or • The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date. An entity recognizes a liability and expense for termination benefits at the earlier of the following dates: • When the entity can no longer withdraw the offer of those benefits; and • When the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits. z) Provision for mandatory dividends A liability recognized due to the legal obligation to distribute 30% of the profit of the year i n compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws. For the year ended December 31, 20 21 , the Bank provisioned 30% of its net income. For the year ended December 31, 2020, no provision was recorded given t he net loss. This provision is recorded as a decrease in “Retained earnings” under the concept “Provision for mandatory dividends” within the Consolidated Statement of Changes in Equity. In the Bank’s bylaws, title VII, it is established that the Bank shou ld distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if ther e are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non - compliance of the capital requirements established by the General Bank Law .. For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016). aa) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, wh en the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the year, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value le ss cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 52 Note 1 - General Information and Summary of Significant Accounting Policies, continued Write - offs required by local regulations are applied according to the Bank’s policies which cannot exceed one year. However, in some circumstances, the CMF, could allow the Bank to have an additional 18 - month term to dispose these assets prior compliance with General Bank Law requirement .. bb) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions establis hed for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. cc) Non - current assets held for sale (in “Other Assets”) Non - current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re - measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non - current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded o ver previously recorded losses. dd) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the e quity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstandin g shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of December 31, 2021 and 2020 the Bank did not have any instruments that generated dilution. ee) Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equ ivalents. This information can be also useful when evaluating the relation between those activities (IAS7) ..

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 53 Note 1 - General Information and Summary of Significant Accounting Policies, continued For the preparation of the cash flow statement, the Bank used the indirect method, in which non - cash transactions, as well as income and expenses associated with cash flows classified as investing or financing activities, are subsequently added/subtracted from the consolidated income for the year before income taxes. For the preparation of the cash flow statement, the following items are considered: • Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. • Operating activities : Principal revenue - producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, di vidends received, available for sale investments and held to maturity. • Investing activities: Correspond to the acquisition and disposal of long - term assets and other investments not included in cash and cash equivalents. • Financing activities: Activities t hat result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For cash flow statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in Banks” plus the net amount of cash items in process of collection, plus trading investment and available for sale investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms .. Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding conciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 Cash and Cash Equivalents. The provision for loan losses included under the operating activities section differs from the a mount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged - off. ff) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, g rouping transactions based on their nature, according to the following: • Adjustments due to accounting changes and errors recognition: Includes changes in equity arising as a consequence of re - expression of amounts in the Consolidated Financial Statements resulting from accounting changes or error recognition. • Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

- Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity.

gg) Consolidated Statement of Other Comprehensive Income

In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown:

- Income for the year.
- Net amount of income and expenses recorded in equity as "Valuation accounts".
- Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

hh) New accounting pronouncements

New accounting pronouncements introduced by CMF

1) Standards and interpretations adopted in the current period

1.1 Circular No. 2,285 R11 file, to rate banks as systemically important. Complements instructions and extends filing date.

Issued on January 26, 2021, the circular includes clarifications to instructions regarding the definition of factors and sub-factors to establish the degree of systematic importance of a bank in accordance with Compilation of Accounting Standards ("CAS") 21-11. Additionally amends numeral 3 of the standard, initially established by circular No 2,284 issued on December 31, 2020, extending filing date from February 1 to March 1, 2021 of the R11 report, including information referring to each of the twelve months of the year 2020.

Includes requirement to file the report of January and February 2021 on April 1, 2021, and in the following 9 business days, the information referring to March of the same year. As an extraordinary measure, the information will be reported through the ESI system (secure sending of information).

As of the date of issuance of these Consolidated Financial Statements, Management has filed the reports and met the deadlines required by the Circular.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

1.2 Circular No. 2,286 Related to the COVID-19 Guarantee Lines of the Guarantee Fund for Small and Medium-Sized Entrepreneurs (FOGAPE)

Issued on February 26, 2021, it requires to update its information systems, in order to have the necessary information to evaluate the operation issued under the FOGAPE COVID-19 credit lines. File C50 is updated, this file provide information on operations issued under the FOGAPE COVID-19 credit lines program. The circular incorporates file C51 to inform mortgage operations postponed and guaranteed by FOGAPE, file D59 to inform the daily interest rates of operations guaranteed by FOGAPE Reactivation and FOGAPE Postponement. File E22 includes the detailed information used to asses financing requests covered by the FOGAPE Reactivation and FOGAPE Postponement .

The provisions of the Circular are from the date of its issuance.

The adoption of this circular had no impact on these Consolidated Financial Statements, to date, Management has sent the required information in accordance with the guidance and deadlines set forth in the aforementioned circular.

1.3 Circular No. 2,289 Opening of bank checking accounts. Modifies chapter 2-2 of the Updated Compilation of Standards (RAN in its Spanish acronym).

Issued on April 27, 2021, it modifies Chapter 2-2 of the RAN, in the sense of allowing persons not domiciled or resident in Chile to open and possess bank checking accounts in Chilean pesos. Along with this modification, some adjustments are incorporated to the requirements for opening accounts through remote means.

The provisions of the Circular are effective as from the date of its issuance.

The adoption of this circular did not have a material impact on these Consolidated Financial Statements.

1.4 Circular No. 2,267 issued on August 28, 2020 - Bank Factoring Operations.

The circular was issued with introduced new instructions regarding the discounting of invoices by banks and subsidiaries on their factoring business. Before the issuance of this circular, the assignments of credits originated in the sale of goods or provision of non-financial services, were limited to be carried out by the natural or legal persons with whom the factoring operation is agreed, or on behalf of whose buyers the payment commitment is assumed. The modifications included in the chapter 8-38 of the Updated Compilation of Standards allow the discount of invoices to be carried out by third parties other than those of their originators, given the safeguards provided by Law No. 19,983 in force today. Additionally, a title referring to "Accounting Standards" is included, which indicates that factoring operations should be treated as commercial placements, based on Chapter B-1 of the Compendium of Accounting Standards, both with regard to provisions for credit risk, as by their classification in the periodic information models.

The instructions established in this Circular came into force as of the date of its issuance.

As of the date of issuance of these Consolidated Financial Statements, Management has implemented the aforementioned Circular, however, the adoption of this circular had no impact on these Consolidated Financial Statements, given that factoring operations continue to be considered as commercial loans.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 56 Note 1 - General Information and Summary of Significant Accounting Policies, continued 1.5 Circular No. 2,303 issued on December 3, 2021. The Circular incorporates clarifications and modifications to Chapters 21 - 2 and 21 - 6 of the Updated Compilation of Standards (RAN in its Spanish acronym) : • Chapter 21 - 2: - Minor typing and drafting amendments. - C larify the definition of distributable items, Article 57 of the General Banking Law does not allow banks to distribute interim dividends. In this regard, the sixth bullet point of No. 1, which deals with the minimum requirements to be met by AT1 instrument s, amends and clarifies that the payments of dividends must be charged to retain earning and cannot exceed the balance of these item. As of the date of issuance of these Consolidated Financial Statements, Management continues evaluating the effects of said circular and is in the process of implementing the changes arising from the adoption of Circular 2,303 regarding the distribution of provisional dividends and its minimum requirements. • Amendments to Chapter 21 - 6: The provisions contained in numeral 3.12, regarding to exposures from land acquisition, development and construction, are updated, adjusting the condition necessary to assign a credit risk weighting of 100% including the following clarifications : - "The project manager must own the land where the real estate project is to be carried out, and this must be part of the guarantee. In addition, the capital at risk must also cover the costs associated with the design of the project (engineering study, architecture and rights). The capital at risk will b e determined as the capital contributed by the manager to develop the project. - The sum of: i) the capital at risk and ii) the amounts associated with the promise of sale or lease agreements, must represent at least 50% of the bank's exposure. The promise of sale or lease agreements must have been legally executed in compliance with all applicable solemnities, requirements and conditions for their validity and effectiveness, and the buyer or lessee must have formalized a cash deposit that will be forfeited in the event of termination of the agreement. It will not be necessary to comply with this condition for those real estate projects linked to subsidy (DS19 or DS49)". - For purposes of the gradual application of the amendment, the following final paragrap h is added to numeral 8, on transitory provisions: On the other hand, the differentiated treatment of exposures for the acquisition, development and construction of projects, referred to in number 3.12, will apply as from January 2023 and until then these exposures must apply a credit risk weighting equal to 100%. As a consequence of the changes described above, sheets 2, 3, 7, 9 and the annex sheets of Chapter 21 - 2 are replaced, as well as sheets 12, 13 and 28 of Chapter 21 - 6. As of the date of issuance of these Consolidated Financial Statements, Management continues evaluating the effects of said circular and is in the process of implementing the changes necessary derived from the adoption of Circular 2,303 in order to assess the risks and their exposures ..

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

1.6. Circulars issued related to the implementation process for Basel III adoption.

Circular No. 2,274 issued on October 8, 2020, introduces the new Chapter 21-1 of the RAN "Equity for legal and regulatory purposes". The new chapter aims to define the different components and levels that make up the equity of banks, according to their capacity to absorb losses, including adjustments or exclusions of asset or liability items that in those same terms should be made, in accordance with the provisions of the final paragraph of Article 66 of the LGB, and in line with the definitions of Pillar I of Basel III.

The circular became effective as of December 1, 2020, however, it contemplates a transition period that will be extended until December 1, 2025.

Circular No. 2,280 issued on November 30, 2020, incorporates the new Chapter 21-8 to the RAN "Standardized methodology for the computation of assets weighted by operational risk". It establishes the methodology that banking companies must consider to determine the computation of assets weighted by operational risk (hereinafter APRO). The regulatory standard considers the assets weighted by operational risk based on two components: business indicator, prepared with information from the financial statements of each bank and adjustment factor prepared based on the operational losses experienced in the last 10 years.

The circular is effective as from December 1, 2020. It was also stipulated that until December 1, 2021, the assets weighted by operational risk will be equal to 0.

Circular No. 2,281 issued on December 1, 2020, incorporates the new Chapter 21-6 to the RAN banks must consider to determine their credit risk weighted assets (hereinafter, "APRC"), either using the proposed standard model or an internal model. The standard method is considered more sensitive to risk, since it has categories that depend on the type of counterparty and different risk factors, together with the possibility of decreasing the weightings that are applicable to each type of asset, when credit risk mitigators are considered, as may be the case of netting agreements, guarantees and sureties, financial guarantees or on-balance sheet offsets.

The aforementioned chapter includes a transitory provision, which establishes that the computation of the assets weighted by credit risk will be made according to the current provisions of Title II of the:

Chapter 12-1 of the Updated Compilation of Standards, until November 30, 2021; the new methodology must be applied as from December 1, 2021.

Circular No. 2,282 issued on December 1, 2020, introduces a new chapter 21-7 to the RAN "Determination of assets weighted by market risk", which contains the standardized methodology to determine the assets weighted by market risk. The model incorporated for the weighting of market risk applies to financial instruments classified in the trading book and has a general market component, associated with movements in reference interest rates, foreign currencies, commodities and stock prices; and a specific component, associated with idiosyncratic aspects of the issuer, such as credit spread and default. Additionally, foreign currency and commodities risk is considered for positions in the banking book.

This Circular is effective as of December 1, 2020, and includes a transitory provision that considers a market risk weighting equal to zero until December 1, 2021.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Circular No. 2,283 issued on December 1, 2020, incorporates the new chapter 21-20 into the RAN, which contains the provisions to promote market discipline and financial transparency through the disclosure of significant and timely information from entities. towards market agents (pillar 3), the established conditions operate as a complement to the requirements of Pillar 1 and 2 in coherence with the local implementation of each of these standards, in addition to being consistent with the provisions of the LGB. To do this, banking institutions must publish an independent document, referring exclusively to pillar 3.

The validity of the circular is from December 1, 2022, it must be published for the first time in 2023 with information from the January-March quarter of said year.

Circular No. 2,284 issued on December 31, 2020, creates file R11 "Rating of systemically important banks" with the purpose of obtaining the information required for the application of the new Chapter 21-11 of the RAN for Banks, on "factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating".

On February 1, 2021, the bank must send the monthly information corresponding to the year 2020 (12 months) in an extraordinary way through the ESI (Secure Sending Information) system, for the purpose of the first identification of systemically important banks. Then, within 9 business days, all banks must submit monthly information to the CMF, starting with the information for January 2021. Subsequently, on January 26, 2021, the CMF issued Circular No. 2,285 extending the initial deadline from February 1 to March 1, 2021 to send the reports required by Circular No. 2,284.

As of the date of issuance of these Consolidated Financial Statements, Management has implemented the requirements has sended the information required by the regulator. Given the implementation of the RAN 21-1 and RAN 21-7 that modifies the measurement of the capital and market risk indexes the information is presented in Note 36 Risk Management.

2) Standards and interpretation issued but not yet effective.

2.1 New compendium of accounting standards

Circular No. 2,243 issued on December 20, 2019, updates the instructions in the Compendium of Accounting Standards for Banks.

As a result of various changes introduced by the International Accounting Standards Board to International Financial Reporting Standards (IFRS) in recent years, particularly to IFRS 9 “Financial instruments”, IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, and as a consequence of a review of the current limitations on the application of these standards on a local basis, the CMF has decided to update the instructions in the Compendium of Accounting Standards for Banks, "CASB", in full.

All changes aim for a greater convergence to IFRS, as well as to improve financial reporting, to contribute to the financial stability and transparency of the banking system.

From the modifications mentioned before and the following sections are updated as follows:

- Chapter A-1 Application of accounting criteria

In this chapter, which deals with the application of accounting standards in the context of the legal framework applicable to banks. In addition, it emphasizes the responsibility of banks to verify the use of updated versions of IFRS.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 59 Note 1 - General Information and Summary of Significant Accounting Policies, continued • Chapter A - 2 Limitations or clarifications on the use of general standards The limitations and clarifications for the application of IFRS ar e adjusted with the aim to move towards greater consistency with IFRS. The main changes are as follows: - The exception that existed until now for the application of IFRS 9, which replaced IAS 39, is eliminated, with exception of impairment sections and some particular limitations. - The restriction for assets or liabilities to be recognized at fair value is el iminated, and all categories of financial assets and liabilities established by IFRS 9 are permitted. - As a result of the adoption of IFRS 9, the classification of trading and investment instruments as instructed on IAS 39 are eliminated. Therefore, financ ial assets and liabilities will be classified and measured in accordance with the categories established by IFRS 9: "Financial assets for trading at fair value through profit and loss", "Financial assets not for trading compulsorily measured at fair value through profit and loss", "Financial assets designated at fair value through profit and loss", "Financial assets at fair value through other comprehensive income" and "Financial assets at amortized cost". - In regards to the requirement on valuations of goo dwill and other intangibles, it is established that the independent reports that support the recognized amount must explicitly consider the provisions of IAS 36 that are applicable and must be issued under the attestation standards adopted by the Chilean A ssociation of Accountants. - In connection with the preparation of the financial statements, the exception from the obligation to disclose results and other comprehensive income with their respective notes for the quarterly period, together with the cumulat ive periods already disclosed under IAS 34, are eliminated. - It is specified that valuation according to the cost methodology, less accumulated depreciation, amortization and impairment, should be applied after initial recognition, both for fixed assets, i ntangible assets, investment property and assets with the right to use property under lease. - Regarding financial leasing operations, where the bank acts as lessor, it is specified the Commission's instructions prevail over IFRS 16, which must be applied i n all aspects that do not conflict with them .. • Chapter B - 2 Provisions for credit risk The criterion for the suspension of recognition of interest income and adjustments on an accrual basis is amended and will now apply to all loans that are more than 90 da ys past due, re gardless the loan is subject to individual or group assessment. • Chapters C - 1 and C - 2 Impaired loans and write - offs The changes made to the CAS include the modification to the current Statement of Financial Position and the Statement of In come for the year, which are consistent with the adoption of IFRS 9 instead of IAS 39. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities i n the Cash Flows Statement are defined, incorporating more precise guidelines for the preparation of these.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same CAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified.

Among the other aspects considered in updating chapter C-1, is the requirement for a financial report prepared in accordance with "IFRS Practice Statement 1 - Management Commentary", which must accompany the interim and annual financial statements.

With regard to the interim financial statements, Chapter C-2 contains references to their composition, presentation of comparative quarterly figures, their notes, the requirement for a financial report mentioned above and the corresponding publications, in accordance with Article 16 of the General Banking Law.

Chapter C-3 Contingent credits

The accounting plan for the standardized monthly financial statements contained in Chapter C-3 of the CAS is modified, both in the coding of the accounts and in their description, so that the information detailed therein is consistent with the Statement of Financial Position, the Statement of Income and the Statement of Other Comprehensive Income.

- Other matching adjustments

In addition to the adjustments relating to the references to the new supervising entity, references to IFRS and some items of financial information that have been modified as mentioned above and which are present in various chapters of the CAS, where also updated.

Circular No. 2,249 dated April 20, 2020 introduces amendments to Chapter E, postpones the deadline for the first initial application.

- Chapter E- Transitional provisions

The new CAS provisions will be applicable as of January 1, 2022, with a transition date as of January 1, 2021, for purposes of the comparative financial statements to be issued as of March 31, 2022.

Any impact from the transition to the new generally accepted principles and criteria set forth by the Commission at the transition date must be recorded against the equity item "Other non-earnings reserves" (item 32000.01.00), as of January 1, 2022.

Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income and inflation-indexation adjustments on an accrual basis as established in Chapter B-2, must be adopted no later than January 1, 2022.

In accordance with the above, Chapter E of the CAS is updated, which contains its transitional provisions.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Circular No. 2,295 issued on October 8, 2021 introduces new amendments to the Compendium of Accounting Standards and the Information System Manual due to the implementation currently underway regarding Basel III.

a) Chapter A-2: The accounting treatment of bonds with no fixed term to maturity, preferred shares and subordinated bonds with respect to the applicable IFRS and the regulations for their issuance, contained in Chapters 21-2 and 21- 3 of the RAN, is incorporated.

b) Chapter B-4: Specifies the accounting treatment in equity of the new regulatory capital financial instruments to be issued (AT1), such as bonds with no fixed maturity and preferred shares, as well as the accounting definition of distributable items.

c) Chapter C-1: A new note is incorporated in the financial statements, with information on regulatory capital and capital adequacy indicators; and new tables are added in Appendix No. 6 with information at the global and local consolidation level. In addition, the concepts of AT1 and T2 instruments are incorporated in the guidelines for the Statement of Cash Flows and new notes on "Regulatory capital financial instruments issued" (No. 23) and "Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued" (No. 25) are inserted.

d) Chapter C-3: New ledger accounts associated with AT1 and T2 instruments and operational risk are introduced, as well as new supplementary information

Regarding adjustments and clarifications related to the application of IFRS and other regulatory aspects:

e) Chapter A-2: The possibility is made explicit that an entity, when applying IFRS9 for the first time, may choose as its accounting policy to continue using the hedge accounting requirements of IAS39; and it is clarified that assets and liabilities payable in Chilean pesos, readjustable by an exchange rate or that are documented by expressing them in a foreign currency in accordance with Law No. 18,010 on "Standards for credit operations and other money obligations indicated" do not constitute transactions denominated in a foreign currency, according to IAS21.

f) Chapter B-1: The criterion for grouping debtors whose aggregate exposure must be measured jointly is modified, for the purpose of determining whether they exceed the threshold of 20,000 UF defined in letter i) of No. 3, which will be linked to the provisions issued by the Commission for the control of the credit limit applicable to corporate groups, defined in No. 1 of Article 84 of the General Banking Law.

g) Chapter B-2: It is specified that the criterion for the suspension of the recognition of income on an accrual basis is computed at 90 days of delay in its payment.

h) Chapter C-1 Various adjustments are introduced:

- The model for the Statement of Changes in Equity is modified and the details of equity with guidelines on "Accumulated other comprehensive income" are transferred to Note No. 28 on "Equity", according to the new table in Annex 3.

- The disclosure of "cash and cash equivalents" is specified in the guidelines for the Statement of Cash Flows.

- The definitions of the concepts that explain the movements in the provisions constituted for credit risk during the year are specified, as disclosed in note No. 13 on "Financial assets at amortized cost"; while the concepts "constitution of provisions" and "release of provisions" are defined in note No. 41 on "Expenses for credit losses"; and the classification of the expense associated with the movement in provisions constituted for credit risk due to "exchange differences" is indicated.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

- In Notes No. 30 on "Interest income and expense" and No. 31 on "Adjustment income and expense", the disclosures regarding credits with suspension of recognition of income on an accrual basis are updated with information on the income recognized and that were not recognized in the Statement of Income.

- The scope of the disclosures on transactions with related parties is determined in Note No. 43 on "Related party disclosures", together with updating and adding the tables in Annex 5.

- The disclosures on operational risk are specified in Note No. 47 on "Risk management and reporting".

- Some of the tables in the notes in Annex 2 and 4 are updated to incorporate, among others, the "Provisions for deductible FOGAPE Covid-19 guarantees", and the new names of the contingent credits according to Chapter B-3.

i) Chapter C-2: The presentation of the accumulated period and the last quarter is clarified, with respect to the interim statements as of June and September.

j) Chapter C-3: The definitions of the concepts of some headings, lines and items are clarified; the currency for the global consolidated, local consolidated and individual information is defined; at the same time, the wording of the descriptions of the accounts is complemented with new lists and with their numerical definition, based on the sum of the codes of the accounts that compose each concept; and problems of form are solved, whether due to transcription, format or reference errors.

k) Chapter E Transitory provisions are updated, which consider:

- Their validity. This new version of the Compendium is effective as from January 1, 2022.

- An adjustment to the considerations for the first application of IFRS 9 and the disclosures to be made according to IFRS 7.

- A specification regarding the recording for the first application of the new criterion for the suspension of revenue recognition on an accrual basis, which should be adopted prospectively; in addition to considering the disclosures to be generated for its first application.

- A precision regarding the implementation adjustments in the transition financial statements arising from the new version of the 2022 Compendium, which should be treated as adjustments to a pro forma financial statement; also defining that the above disclosures should be incorporated in the note on "Accounting changes".

- A deadline to implement the criterion for grouping debtors whose aggregate exposure must be measured jointly, established in paragraph i) of No. 3 of Chapter B-1, which must be considered as from July 1, 2022.

Management has estimated and implemented all new amendments included to the Compendium of Accounting Standards by the Circular. Where by the Bank's has modified it internal processes for its implementation. As a result of these changes, the Bank has determined to make the following adjustments referred as "first application adjustment" as described on Chapter E. All adjustments will be reflected as of January 1, 2022, below of all first application adjustment:

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

1) The compendium requires Banks to implement IFRS 9 with the exception of the impairment chapter for all loans and receivables classified as financial assets at amortized cost:

a. *CAS establishes the application of IFRS 9, the Bank in accordance with IAS 39 , in october 2021 the Bank reclassified financial assets recognized in Available for sale to Held to maturity investments, the adjustment consit on reversing the effects recognized in equity against the asset, reflecting the assets as if it had been recognized at amortized cost since its inception, thus complying with the requirements of IFRS 9 5.6.5.*

b. *In order to comply with IFRS 9 Chapter 5, the Bank was required to estimate and record the impairment for credit risk for all those financial assets classified as financial assets at fair value through other comprehensive income or at amortized cost, which was not required under IAS 39.*

c. *The standard in chapter C, proposes the option to apply paragraph 5.7.5 of IFRS 9 for those investments in equity instruments when they are neither held for trading nor the equity method is being applied. Therefore, for all those investments that under IAS 39 were at cost, where there was no significant influence or intent to sell, it was required to determine its fair value in line with the application of IFRS 9.*

2) Chapter B-2 of the standard modifies the criteria in order to suspend the recognition of income on an accrual basis. It requires suspending the accrual when the loan or one of its installments is 90 days overdue in its payment, the criteria is applied homologously for all loans and accounts receivable.

3) The standard in its chapter B-3 "Contingent credits", modifies the definitions of contingent credits by incorporating the "Lines of credit freely available for immediate cancellation". It also modifies the ponderation in ordet to determine of the exposure to the credit risk in the process of estimating the provision for credit risk on contingent credits.

As of the date of issuance of these Consolidated Financial Statements, the Bank has estimated the approximate impacts on equity accounts level, which would represent an increase of less tha 3% of the Bank's total consolidated equity as of December 31, 2021.

2.2 Circular No. 2,257 issued on May 22, 2020. Modifies chapter B-1 of the CAS. Allowing the recognition of the excess of mortgage guarantee for the home in the standard model of provisions of the group commercial portfolio.

Chapter B-1 of the CAS establishes standard models to determine provisions for credit risk of the mortgage portfolio for housing and commercial group portfolio. Currently, these methodologies do not allow the use of mortgage guarantees associated with home loans in determining the debt guarantee ratio and in the determination of the provisions in the group commercial portfolio.

As a result of the health crisis caused by COVID-19, the effects it has had on the economy and the credit risk in banking, the Commission reviewed this restriction, temporarily and until the aforementioned new legal framework that includes the Basel III guidelines, allowing the recognition of the excess of mortgage guarantee associated with housing loans in the standard model of provisions of the group commercial portfolio in Chapter B-1, determined from the application of a haircut of 20%.

Modifications introduced by this circular are to be implemented as of its issuance date or late.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 64 Note 1 - General Information and Summary of Significant Accounting Policies, continued As of the issuance of these Consolidated Financial Statements, the modifications introduced by circular N ° 2.257 are of a transitory nature to address the effects of the health crisis caused by the Covid - 19 pandemic, thus Management decided to not to imple ment the modifications. 2.3 Circulars issued related to the implementation process for Basel III adoption. On January 12, 2019, Law No. 21,130 was issued updating the current banking legislation in order to implement the practices promoted by the Basel III agreement, introducing modifications to the General Banking Law ( “ GBL ” ). In order to implement the new standard, the CMF began an implementation process by incorporating amendments and new chapters to the Compilation of Accounting Standards (“CAS”), the c irculars issued with the amendments and new standards to date are detailed below: Circular No. 2,288 issued on April 27, 2021, incorporates new files R01, R02, R06, R07 and R08 related to the measurement of the levels of solvency, effective equity and ass ets weighted by credit, market and operational risk. The files were created in order to obtain the information required for the application of the new Chapters 21 - 1 to 21 - 30 of the aforementioned RAN (Updated Compilation of Standards) for Banks, concernin g the implementation of the Basel III capital framework. Files R06, R07 and R08 should be submitted in July 2021, while file R01 and R02 should be submitted in September and December 2021, respectively. Subsequently, Circular No. 2,290 issued on May 28, 20 21 sets forth a timeline for reporting and incorporates clarifications regarding the fields of the normative files. As of the date of issuance of these Consolidated Financial Statements, Management is in the process of implementing the requirements in ord er to comply with the regulatory requirements ..

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

New accounting pronouncements introduced by IASB

1) Standards and Interpretations that have been established in these Consolidated Financial Statements

1.1) Covid-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16.

On June 30, 2021 the Board issued Covid-19-Related Rent Concessions beyond 30 June 2021 which extended the availability of the practical expedient in IFRS 16 (the 2021 amendment), that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification by one year.The 2021 amendment resulted applying to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

The adoption of the amendment did not have a significant impact on the Consolidated Financial Statements since to date there have been no significant changes on current contracts to make use of this amendment.

1.2) Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On August the Board issued amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity's progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. Currently, the IASB updated the Taxonomy as of September 2, 2020.

The amendments are effective for annual periods beginning on or after 1 January 2021 and are to be applied retrospectively.

As of the date of issuance of these Consolidated Financial Statements, Management has incorporated the disclosure, including those required by the amendment. Note 36 presents information regarding the scope and steps taken by Management to address the transition. 2) Standards and Interpretations that have been issued, but have not entered into force.

2) Standards and Interpretations that have been issued but are not yet effective.

2.1) IFRS 9 "Financial Instruments" – Final version

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, "Financial Instruments". On October 28, 2010 its revised version is published, agreeing guidelines on the classification and measures of financial liabilities. On November 19, 2013, see an amendment which includes the new general hedge accounting model. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, replacing IAS 39 *"Financial Instruments: Recognition and Measurement"*.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The standard establishes the following requirements:

Classification and Measurement: Financial assets are to be classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called "fair value with change in other comprehensive income" for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 "Financial Instruments: Recognition and Measurement", however, there are differences in the requirements applicable to the measurement of the entity's own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 "Financial Instruments: Recognition and Measurement".

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is allowed. However, the local regulator has not authorized its application, therefore it has no effect on these Consolidated Financial Statements.

Amendment to IFRS 9 "Financial instruments"

Published on October 17, 2017, this modification allows more assets to be measured at amortized cost in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualified assets, which include some loans and debt securities, which would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at amortized cost, the negative compensation must be a "reasonable compensation for early termination of the contract."

The modifications are effective for annual periods beginning on January 1, 2019.

Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on "Prepayments with negative compensation". These amendments allow entities to measure at amortized cost certain prepayable financial assets with so-called negative compensation.

The modifications are effective for annual periods beginning on January 1, 2019.

Amendment to IAS 28 "Investments in associates and joint ventures"

On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its change requirements, involves long-term participation. In addition, when applying IFRS 9 to long-term interests, an entity does not take in the measurement of adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of investment losses or evaluation of the reduction in accordance with IAS 28).

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The retrospectively affected amendments sometimes annual that began on or after January 1, 2019. Early application is allowed. The specific transitional provisions specific to the application for the first time of the amendments coincide with that of IFRS 9.

Bank Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with the provisions of number 12 of Chapter A-2, Limitations or Clarifications on the Use of General Criteria, of the CNC in force as of December 31, 2021, indicates that it will not apply this rule in advance. However, with the issuance of the New Compendium of Accounting Standards for Banks (CNCB), IFRS 9 must be applied as of January 1, 2022 in those sections that the regulator allows, for which the Administration has evaluated the potential impacts to the date of adoption of the new CNCB, where I conclude that the adoption of the amendments will not have significant impacts on the Consolidated Financial Statements. Complementary information on the implementation of IFRS 9 under the CNCB can be found in Standards and Interpretations issued that have not entered into force introduced by the CMF.

2.2) Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force.

Management will assess the potential impacts of these amendments, once the new date to be implemented is communicated on these amendments.

2.3) Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted.

Among the modifications are the following:

- An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.
- The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

- The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.

- The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The adoption of this amendment will not have a significant impact on the Consolidated Financial Statements. The Bank must present its financial statements in accordance with the regulatory framework set out on section II.3 of Chapter C-1, Financial Statements annual, of the CAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity.

2.4) Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

- Update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;

- Add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and

- Add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments published are effective for annual periods beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have a significant impact on the Consolidated Financial Statements.

2.5) Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management.

Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The adoption of the amendment will not have a significant impact on the Consolidated Financial Statements.

2.6) Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The adoption of the amendment will not have a significant impact on the Consolidated Financial Statements.

2.7) Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent's date of transition to IFRS.

IFRS 9 Financial Instruments - Fees in the '10 per cent' test for derecognition of financial liabilities: The amendment clarifies which fees an entity includes when it applies the '10 per cent' test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.

IFRS 16 Leases Lease incentives: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture. Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The adoption of these amendments will not have a significant impact on the Consolidated Financial Statements.

2.8) Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The main change in deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided for in IAS 12.15 (b) and IAS 12.24. Consequently, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.9) Disclosure of Accounting Policies, which amends IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements.

On February 12, 2021, the International Accounting Standards Board (IASB) issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are applied prospectively.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2.

Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.10) Definition of Accounting Estimates amendments to IAS 8.

On February 12, 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment makes the distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

The amendments are effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 71 Note 2 - Accounting Changes There are no significant accounting changes in these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 3 - Significant events

As of December 31, 2021, the following significant events have influenced the operations of the Bank and its subsidiaries or these Consolidated Financial Statements:

ITAÚ CORPBANCA

Changes in the Board of Directors

In ordinary session held on January 27, 2021, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of director Mr. Caio Ibrahim David, effective as of the same date. In his replacement, the Board of Directors agreed to appoint Mr. Matias Granata, who served as a director until the Annual Ordinary Shareholder's Meeting held on March 18, 2021 and was elected as a director in the same meeting.

Annual Ordinary Shareholders' Meeting Agreements.

At the Ordinary Shareholders' Meeting of Itaú Corpbanca, held on March 18, 2021, was reported that at the end of the 2020 financial year, the Bank presented a loss attributable to the Bank's owners of MCh$925,479, as a result, no dividends were distributed corresponding to the 2020 financial year.

At the Ordinary Shareholders' Meeting, among other matters, it was also approved the appointment of Mr. Rogerio Braga and Matias Granata as directors of the Bank, replacing Mr. Andrés Bucher Cepeda and Caio Ibrahim David respectively.

Discontinuation of the net investment in Itaú Corpbanca Colombia hedge.

During January 2021, by decision of Management, the hedge of net investment in Itaú Corpbanca Colombia was discontinued. The impact of discontinuing the hedge relationship did not have an effect on the Consolidated Statement of Income of the Bank.

New alliance between Itaú and Rappi

On March 29, 2021 the Bank announced to the market a new alliance with Rappi, as part of our digital transformation strategy. This agreement aims to revolutionize the local financial market with simple, innovative and unique digital products, allowing an increasing number of individuals to access new financial solutions in an agile and digital way.

Extraordinary Shareholders' Meeting – Capital increase

On July 13, 2021, Itau Corpbanca held an Extraordinary Shareholders' Meeting where the following main resolutions were made: (a) Increase the Bank's capital stock in the amount of Ch$830,000,000,000, that is, from Ch$1,862,826,231,184 divided into 512,406,760,091 nominative, ordinary, no par value, fully subscribed and paid-in shares, to Ch$2,692,826,231,184 divided into 973,517,871,202 nominative, ordinary, no par value shares, through the issuance of 461,111,111,111 new payment shares, to be issued, subscribed and paid in within a maximum term expiring on July 13, 2024; (b) Authorize the Board of Directors to freely set the placement price of these shares, without being subject to any minimum, in accordance with the standard contained in the second paragraph, article 23 of the Corporations Regulations; and (c) Amend the fifth permanent and first transitory articles of the Bank's bylaws, concerning capital stock, based on the resolutions made at the aforementioned Shareholders' Meeting.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 73 Note 3 - Significant events , continued In Resolution No. 4,177, dated August 3, 2021, the Financial Market Commission authorized the increase of the Bank's capital and the amendment of its bylaws, in t he terms approved at the above Shareholders’ Meeting, in accordance with the provisions of articles 31 and 52 of the General Banking Law, article 127 of the Corporations Law and the other applicable regulations. On August 12, 2021, in an Extraordinary Boar d of Directors Meeting it was approved, among other matters, the following: (a) Materialize the issuance of 461,111,111,111 payment shares against the Bank's capital increase approved during the aforementioned Shareholders’ Meeting; (b) Require the registr ation of the 461,111,111,111 shares agreed to be issued in: i) the Securities Registry maintained by the Financial Market Commission; and ii) the country's Stock Exchanges so that they can be traded in the local market; (c) Require the registration of the new American Depositary Shares with the Securities and Exchange Commission of the United States of America and the New York Stock Exchange of said country; (d) Offer and place the 461,111,111,111 shares agreed to be issued, in accordance with the procedure established in the aforementioned Meeting; and (e) Defer the pricing of the placement for a later date. On September 15, 2021, the 461,111,111,111 shares issued against the capital increase approved at the Bank's Extraordinary Shareholders' Meeting of Jul y 13, 2021 were registered in the Securities Registry of the Financial Market Commission under No. 1/2021. Their placement process was announced on September 22, 2021 to the country's Stock Exchanges and contemplates a legal period of preferential option f rom October 4, 2021 to November 2, 2021. In a meeting held on September 23, 2021, the Bank's Board of Directors agreed to (i) offer and place all of the aforementioned 461,111,111,111 shares; and (ii) set CLP1,80 per share as placement price. The notices t hat announced the beginning of the first preferential option period were published on September 27 and October 4, 2021, in the newspaper La Tercera. Between October 4 and November 2, 2021 and November 11 and 16, 2021, the preferred option periods were held for the placement of the 461,111,111,111,111 shares issued as the capital increase approved at the Bank's Extraordinary Shareholders' Meeting of July 13, 2021. As a resu lt of the aforementioned placements, the Bank's controlling shareholder, Itaú Unibanco Holding S.A., subscribed and paid a total of 350,048,242,004 during the preferred opction period , thus becoming the owner -- directly and indirectly -- of 551,015,065,630 shares issued by the Bank, representing approximately 56.94% of its subscribed and paid capital as of. Likewise, remain ing 5,867,763,862 unsubscribed and unpaid shares, representing approximately 1.27% of the capital increase. On November 30, 2021, the 5,8 67,763,862 remaining shares from the second preferred opction period were auctioned at the Santiago Stock Exchange, through Larraín Vial S.A. Corredora de Bolsa, at a price of $1.80 per share, as announced at the time by the Bank. As a result of the capita l increase process , by means of a Press Released issued on November 30, 2021, the full placement of the capital increase in reference was reported, for the aforementioned 461,111,111,111,111 share s, having raised a total of $ 830,000,000,000 (eight hundred and thirty billion pesos, legal tender).

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 3 - Significant events, continued

ITAÚ CORPBANCA COLOMBIA S.A.

Allocation of prior year losses

Itaú Corpbanca Colombia presented a loss of MCh$192,966 million for year of 2020, given the loss presented for the year no profits were distributed. The loss will be recorded in the financial statements for 2021 as losses from previous yearsChanges in the Board of Directors.

Annual Ordinary Shareholders' Meeting Agreements

On March 18, 2021, the Ordinary Shareholders' Meeting of Itaú Corpbanca Colombia S.A., approved, among other matters, the financial statements as of December 31, 2020 and the other reports presented. Additionally, on the meeting, it was approved the re-election of all the members of the Board of Directors, appointed at the Ordinary Shareholders' Meeting held the previous year.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 75 Note 4 – Reporting Segments The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them. The reporting segmen ts and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 "Operating Segments". a) Segments In accordance with the foregoing, the descriptions of each op erating segment are as follows: (i) Chile The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs an d the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4 ) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision - making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. (ii) Colombia Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision - making authority for operating decisions as one single cash generating unit, to dec ide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries. The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the years ended December 31, 2021 and 2020. b) Geographic Information Itaú Corpbanca reports revenue by segment from external customers t hat is: • Attributed to the entity ’ s country of domicile and • Attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 4 – Reporting Segments, continued

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A. and Itaú Corredores de Seguros Colombia S.A.

The information on interest income and inflation-indexation adjustments for the years ended December 31, 2021 and 2020, of the aforementioned geographical areas is as follows:

	2021			2020		
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,309,649	341,333	1,650,982	1,100,876	418,525	1,519,401
Interest expense	(580,997)	(130,198)	(711,195)	(490,729)	(192,508)	(683,237)
Net interest income	**728,652**	**211,135**	**939,787**	**610,147**	**226,017**	**836,164**

c) Information on assets, liabilities and profits and losses

Segment information on assets, liabilities, profits and losses for the year is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the CMF.

c.1) Assets and Liabilities

		As of December 31 2021			As of December 31 2020		
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS							
Cash and deposits in banks	5	2,867,539	605,853	3,473,392	2,761,202	327,870	3,089,072
Cash items in process of collection	5	438,150	346	438,496	173,099	93	173,192
Trading investments	6	90,696	240,907	331,603	143,330	437,039	580,369
Investments under resale agreements	7	171,810	434,368	606,178	84,173	21,407	105,580
Financial derivative contracts	8	2,877,969	102,957	2,980,926	3,817,286	165,517	3,982,803
Interbank loans, net and loans and accounts receivable from customers, net	9-10	19,443,180	4,593,346	24,036,526	17,572,588	4,119,796	21,692,384
Available for sale investments	11	2,513,201	363,185	2,876,386	3,353,239	611,481	3,964,720
Held to maturity investments	11	772,390	187,582	959,972	7,297	104,346	111,643
Investments in companies	12	9,400	3,857	13,257	8,710	3,273	11,983
Intangibles (*)	13	663,503	35,841	699,344	682,695	35,988	718,683
Fixed assets	14	28,349	22,708	51,057	32,161	23,859	56,020
Right of use asset under lease agreements	15	109,294	22,363	131,657	142,108	28,495	170,603
Current taxes	16	20,584	37,600	58,184	44,976	19,723	64,699
Deferred taxes	16	227,340	77,198	304,538	263,934	50,178	314,112
Other assets	17	750,591	72,175	822,766	513,838	88,931	602,769
Totals		**30,983,996**	**6,800,286**	**37,784,282**	**29,600,636**	**6,037,996**	**35,638,632**

(*) Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2021 (MCh$492,512 as of December 31, 2020).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 76

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 4 – Reporting Segments, continued

	Notes	As of December 31 2021			As of December 31 2020		
		Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES							
Deposits and other demand liabilities	18	4,641,522	2,934,573	7,576,095	3,939,501	2,257,905	6,197,406
Cash items in process of being cleared	5	424,358	—	424,358	154,231	1	154,232
Obligations under repurchase agreements	7	212,356	253,650	466,006	399,593	239,258	638,851
Time deposits and other time liabilities	18	8,789,515	1,307,928	10,097,443	9,984,010	1,449,054	11,433,064
Financial derivative contracts	8	2,853,791	71,796	2,925,587	3,494,611	178,980	3,673,591
Interbank borrowings	19	4,263,230	655,193	4,918,423	3,393,160	405,818	3,798,978
Debt instruments issued	20	5,983,249	779,591	6,762,840	5,472,392	732,464	6,204,856
Other financial liabilities	20	42,435	—	42,435	13,123	—	13,123
Obligations for lease	15	93,497	22,047	115,544	125,265	26,620	151,885
Current taxes	16	393	939	1,332	596	1,170	1,766
Deferred taxes	16	—	—	—	—	237	237
Provisions	21	286,335	105,930	392,265	181,003	101,280	282,283
Other liabilities	22	614,472	95,140	709,612	619,955	80,079	700,034
Totals		**28,205,153**	**6,226,787**	**34,431,940**	**27,777,440**	**5,472,866**	**33,250,306**

c.2) Income for the years ended December 31, 2021 and 2020

	Notes	For the years ended December 31,					
		2021			2020		
		Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	728,652	211,135	939,787	610,147	226,017	836,164
Net fee and commission income	26	123,612	29,930	153,542	108,140	32,859	140,999
Net income (expense) from financial operations	27	10,448	43,976	54,424	24,961	84,877	109,838
Net foreign exchange gain (loss)	28	169,188	(20,023)	149,165	(20,491)	(53,973)	(74,464)
Other operating income	33	15,295	13,983	29,278	16,906	48,990	65,896
Provision for loan losses	29	(145,677)	(76,009)	(221,686)	(395,252)	(133,207)	(528,459)
NET OPERATING PROFIT		**901,518**	**202,992**	**1,104,510**	**344,411**	**205,563**	**549,974**
Depreciation and amortization	32	(82,479)	(19,104)	(101,583)	(96,117)	(30,327)	(126,444)
Operating expenses (*)(**)		(425,745)	(187,569)	(613,314)	(935,094)	(566,376)	(1,501,470)
OPERATING INCOME (LOSS)		**393,294**	**(3,681)**	**389,613**	**(686,800)**	**(391,140)**	**(1,077,940)**
Income (loss) from investments in companies	12	(247)	1,830	1,583	(2,765)	1,426	(1,339)
Income taxes	16	(121,813)	9,427	(112,386)	99,275	41,387	140,662
CONSOLIDATED INCOME (LOSS) FOR THE YEAR		**271,234**	**7,576**	**278,810**	**(590,290)**	**(348,327)**	**(938,617)**

(*) Includes personnel salaries and expenses, administrative expenses, impairment and other operating expenses.

(**) As of December 31, 2020, includes the recognition of an impairment loss of MCh$857,990. The impairment is broken down into MCh$694,936 corresponding to the impairment on Goodwill, MCh$448,273 and MCh$246.663 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponds to the intangibles generated in the business combination of the CGU Colombia. Intangible assets includes an impairment loss on Softwares and Licenses of MCh$38,849, which is broken down into MCh$ 34,524 and MCh$4,325 in the Chile CGU and Colombia CGU, respectively. Additionally, CGU Chile includes impairment loss on Fixed assets and Leasehold improvements for MCh$891 and MCh$9,403 respectively.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 77

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 78 Note 5 - Cash and Cash Equivalents a) Cash and Cash Equivalents detail The detail of balances included under cash and cash equivalents is as follows: As of December 31, 2021 2020 MCh$ MCh$ Cash and deposits in banks Cash 294,474 254,200 Deposits in the Central Bank of Chile 1,173,548 1,067,421 Deposits in local banks 12,942 27,017 Deposits in foreign banks 1,992,428 1,740,434 Subtotals cash and deposits in banks 3,473,392 3,089,072 Cash items in process of collection, net (1) 14,138 18,960 Highly liquid financial instruments (2) 1,347,463 1,337,754 Investments under resale agreements (3) 539,227 60,470 Totals cash and cash equivalents 5,374,220 4,506,256 (1) See letter b. “ Cash in process of collection and in process of being cleared ” on the next page. (2) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available - for - sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows: As of December 31, Note 2021 2020 MCh$ MCh$ Highly liquid financial instruments Trading investments 6 130,421 132,043 Available for sale investments 11 1,217,042 1,205,711 Totals 1,347,463 1,337,754 (3) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from th e acquisition date, which are presented under the item "Investments under resale agreements" of the asset in the Consolidated State ment of Financial Position. The detail is as follows: As of December 31, Note 2021 2020 MCh$ MCh$ Investments under resale agreements 7 a) 539,227 60,470

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 79 Note 5 – Cash and Cash Equivalents, continued b) Cash in process of collection and in process of being cleared Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing dif ferences. The detail of these balances is as follows: As of December 31, 2021 2020 MCh$ MCh$ Assets Documents held by other banks (documents to be cleared) 40,302 37,030 Funds receivable 398,194 136,162 Subtotals assets 438,496 173,192 Liabilities Funds payable 424,358 154,232 Subtotals liabilities 424,358 154,232 Cash items in process of collection, net 14,138 18,960 c) Other operating cash flows Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the finan cial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments. Finally, the Bank, based on its overall business strategy, considers that gains and l osses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Stat ement of Income and our Consolidated Statement of Cash Flows. Examples of cash flows from operating activities are: (i) Investments under resale agreements and obligati ons under repurchase agreements: These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7). (ii) Investments portfolio: This item represents the cash flows (collections and payments) of our trad ing and non - trading portfolio related financial instruments (see Note 6 and Note 11). (iii) Foreign borrowings and repayment of foreign borrowings: These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 19) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10). (iv) Increase an d repayment of other borrowings: These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 80 Note 6 – Trading Investments The detail of the financial instruments c lassified as trading investments is as follows: As of December 31, 2021 2020 MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank bonds 25,762 21,369 Promissory notes of the Central Bank of Chile 24,981 — Other Government securities — 86,673 Other Chilean securities Bonds 111 271 Other securities — — Foreign financial securities Bonds 232,083 432,178 Other securities 8,824 4,861 Investments in mutual funds Funds managed by related entities 39,842 35,017 Funds managed by third parties — — Totals 331,603 580,369 As of December 31, 2021 , the trading portfolio includes financial assets for an amount of MCh$ 130, 421 (MCh$132,043 as of December 31, 2020 ) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 81 Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements a) The Bank purchases financial instruments to resell them on a future date. As of December 31, 2021 and 2020 , the instruments acquired under agreements to resell are as follows: As of December 31 2021 Between 3 Up to months and 1 3 months year Over 1 year Totals MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 12,361 — — 12,361 Treasury bonds or notes 29,508 26,445 — 55,953 Other tax instruments — — — — Other Chilean securities Instruments of other banks in the country 64,361 23,845 — 88,206 Corporate bonds and bills of exchange — 15,289 — 15,289 Other instruments issued in the country — — — — Foreign financial securities Government and central bank instruments 426,193 668 704 427,565 Other instruments issued abroad 6,804 — — 6,804 Totals 539,227 66,247 704 606,178 As of December 31 2020 Between 3 Up to months and 1 3 months year Over 1 year Totals MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments — — — — Treasury bonds or notes — 43,633 — 43,633 Other tax instruments — — — — Other Chilean securities Instruments of other banks in the country 40,540 — — 40,540 Corporate bonds and bills of exchange — — — — Other instruments issued in the country — — — — Foreign financial securities Government and central bank instruments 14,072 — 1,477 15,549 Other instruments issued abroad 5,858 — — 5,858 Totals 60,470 43,633 1,477 105,580

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 82 Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements, continued b) As of December 31, 2021 and 2020 , the instruments acquired under agreements to repurchase are as follows: As of December 31 2021 Between 3 Up to months and 1 3 months year Over 1 year Totals MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 198,013 — — 198,013 Treasury bonds or notes 11,762 — — 11,762 Other tax instruments — — — — Other Chilean securities Instruments of other banks in the country 2,581 — — 2,581 Corporate bonds and bills of exchange — — — — Other instruments issued in the country — — — — Foreign financial securities Government and central bank instruments — — — — Other instruments issued abroad 253,650 — — 253,650 Totals 466,006 — — 466,006 As of December 31 2020 Between 3 Up to months and 1 3 months year Over 1 year Totals MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 310,565 — — 310,565 Treasury bonds or notes 49,337 — — 49,337 Other tax instruments — — — — Other Chilean securities Instruments of other banks in the country 39,691 — — 39,691 Corporate bonds and bills of exchange — — — — Other instruments issued in the country — — — — Foreign financial securities Government and central bank instruments — — — — Other instruments issued abroad 239,258 — — 239,258 Totals 638,851 — — 638,851

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting

a) Derivatives held for trading and hedge accounting

The Bank and its subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31,			
	2021		2020	
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	83,123	168,245	306,472	162,450
Derivatives held for trading	2,897,803	2,757,342	3,676,331	3,511,141
Totals	**2,980,926**	**2,925,587**	**3,982,803**	**3,673,591**

a.1) Financial derivatives assets

	As of December 31 2021			
	Notional			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,669,985	1,644,462	576,171	382,206
Currency swaps	412,815	1,130,342	8,158,362	1,058,422
Interest rate swaps	2,191,726	3,785,761	26,096,235	1,539,649
Call currency options	15,848	20,467	—	649
Put currency options	—	—	—	—
Totals	**8,290,374**	**6,581,032**	**34,830,768**	**2,980,926**

	As of December 31 2020			
	Notional			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,882,839	2,358,854	417,178	472,208
Currency swaps	246,599	932,372	8,656,771	938,762
Interest rate swaps	3,828,930	6,424,682	26,020,406	2,570,553
Call currency options	13,402	15,483	—	195
Put currency options	7,797	10,514	—	1,085
Totals	**11,979,567**	**9,741,905**	**35,094,355**	**3,982,803**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 83

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivatives liabilities

	As of December 31 2021			
	Notional			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,668,066	2,037,979	1,529,952	391,049
Currency swaps	398,093	859,740	7,531,139	931,596
Interest rate swaps	2,170,364	4,184,981	27,060,703	1,602,568
Call currency options	6,139	4,021	—	343
Put currency options	3,394	4,414	—	31
Totals	**8,246,056**	**7,091,135**	**36,121,794**	**2,925,587**

	As of December 31 2020			
	Notional			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,913,739	1,989,333	935,565	433,863
Currency swaps	335,192	953,275	7,480,516	775,122
Interest rate swaps	3,509,633	6,205,021	27,404,647	2,463,249
Call currency options	9,434	15,404	—	271
Put currency options	5,753	5,786	—	1,086
Totals	**11,773,751**	**9,168,819**	**35,820,728**	**3,673,591**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
84

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of December 31, 2021 and 2020, the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of December 31 2021				
	Notional totals			Fair Value	
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	**2,106,386**	**1,132,334**	**3,240,602**	**83,123**	**168,245**
Fair value hedge					
Currency forwards	—	—	—	—	—
Currency swaps	—	87,910	—	21,415	—
Interest rate swaps	19,979	265,591	1,968,127	5,605	57,554
Subtotals	**19,979**	**353,501**	**1,968,127**	**27,020**	**57,554**
Cash flows hedge					
Currency forwards	1,800,086	601,288	691,116	52,833	90,431
Currency swaps	—	—	20,931	—	151
Interest rate swaps	15,000	5,000	532,685	3,181	65
Subtotals	**1,815,086**	**606,288**	**1,244,732**	**56,014**	**90,647**
Net investment in a foreign operation hedge					
Currency forwards	203,075	107,793	—	89	20,044
Subtotals	**203,075**	**107,793**	**—**	**89**	**20,044**
Derivatives held for trading	**14,498,290**	**12,604,585**	**67,739,703**	**2,897,803**	**2,757,342**
Currency forwards	9,334,890	2,973,360	1,415,007	329,284	280,574
Currency swaps	810,908	1,902,172	15,668,570	1,037,007	931,445
Interest rate swaps	4,327,111	7,700,151	50,656,126	1,530,863	1,544,949
Call currency options	21,987	24,488	—	649	343
Put currency options	3,394	4,414	—	—	31
Subtotals	**14,498,290**	**12,604,585**	**67,739,703**	**2,897,803**	**2,757,342**
Totals	**16,536,430**	**13,672,167**	**70,952,562**	**2,980,926**	**2,925,587**

	As of December 31 2020				
	Notional totals			Fair Value	
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	**3,679,576**	**1,371,790**	**3,072,685**	**203,868**	**144,069**
Fair value hedge					
Currency forwards	—	—	—	—	—
Currency swaps	—	—	74,894	9,666	—
Interest rate swaps	—	201,193	1,960,759	203,913	61,705
Subtotals	**—**	**201,193**	**2,035,653**	**213,579**	**61,705**
Cash flows hedge					
Currency forwards	1,657,848	716,842	178,107	3,919	33,112
Currency swaps	—	—	—	—	—
Interest rate swaps	4,000	29,233	47,866	2,094	238
Subtotals	**1,661,848**	**746,075**	**225,973**	**6,013**	**33,350**
Net investment in a foreign operation hedge					
Currency forwards	2,042,714	18,301	—	86,880	67,395
Subtotals	**2,042,714**	**18,301**	**—**	**86,880**	**67,395**
Derivatives held for trading	**20,048,756**	**17,945,155**	**68,653,457**	**3,676,331**	**3,511,141**
Currency forwards	12,096,016	3,613,044	1,174,636	381,409	333,356
Currency swaps	581,791	1,885,647	16,062,393	929,096	775,122
Interest rate swaps	7,334,563	12,399,277	51,416,428	2,364,546	2,401,306
Call currency options	22,836	30,887	—	195	271
Put currency options	13,550	16,300	—	1,085	1,086
Subtotals	**20,048,756**	**17,945,155**	**68,653,457**	**3,676,331**	**3,511,141**
Totals	**23,753,318**	**18,910,724**	**70,915,083**	**3,982,803**	**3,673,591**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 85

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

b. Hedge accounting

b.1 Fair value hedges

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2021 and 2020, broken down by maturity:

	As of December 31 2021				
	National amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Loans and accounts receivable from customers					
Commercial and mortgage loans	—	—	—	—	—
Mortgage mutual loans	189,282	69,215	24,674	206,815	489,986
Time deposits and other time liabilities					
Time deposits	26,288	85,802	5,279	—	117,369
Available fro sale investments					—
Treasury bonds	—	77,295	104,211	99,348	280,854
Interbank borrowings					
Interbank loans	87,910	—	—	—	87,910
Debt instruments issued					—
Senior bonds	70,000	124,000	461,777	709,711	1,365,488
Totals	**373,480**	**356,312**	**595,941**	**1,015,874**	**2,341,607**
Hedging instruments					
Currency forwards	—	—	—	—	—
Currency swaps	87,910	—	—	—	87,910
Interest rate swaps	285,570	356,312	595,941	1,015,874	2,253,697
Totals	**373,480**	**356,312**	**595,941**	**1,015,874**	**2,341,607**

	As of December 31 2020				
	National amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Loans and accounts receivable from customers					
Commercial and mortgage loans	—	—	—	—	—
Mortgage mutual loans (1)	162,429	242,180	16,753	241,691	663,053
Time deposits and other time liabilities					
Time deposits	—	20,472	5,817	—	26,289
Available fro sale investments					
Treasury bonds	9,950	187,635	20,540	37,527	255,652
Interbank borrowings					
Interbank loans	—	75,994	—	—	75,994
Debt instruments issued					
Senior bonds	29,070	70,000	428,077	688,967	1,216,114
Totals	**201,449**	**596,281**	**471,187**	**968,185**	**2,237,102**
Hedging instruments					
Currency forwards	—	—	—	—	—
Currency swaps	—	74,894	—	—	74,894
Interest rate swaps	201,193	521,387	471,187	968,185	2,161,952
Totals	**201,193**	**596,281**	**471,187**	**968,185**	**2,236,846**

(1) Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 86

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

A Below is an estimate forecast of cash flows:

Forecasted cash flows by interest rate risk:

	As of December 31 2021				
	National amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows	12,177	21,226	18,165	2,525	54,093
Outflows	(133,234)	(117,940)	(41,106)	(26,267)	(318,547)
Net flows	**(121,057)**	**(96,714)**	**(22,941)**	**(23,742)**	**(264,454)**
Hedging instruments					
Outflows	(12,177)	(21,226)	(18,165)	(2,525)	(54,093)
Inflows	133,234	117,940	41,106	26,267	318,547
Net flows	**121,057**	**96,714**	**22,941**	**23,742**	**264,454**

	As of December 31 2020				
	National amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows (1)	12,496	191,835	11,437	3,563	219,331
Outflows	(18,448)	(130,799)	(48,778)	(43,439)	(241,464)
Net flows	**(5,952)**	**61,036**	**(37,341)**	**(39,876)**	**(22,133)**
Hedging instruments (2)					
Outflows	18,448	130,799	48,778	43,439	241,464
Inflows	(12,240)	(191,835)	(11,437)	(3,563)	(219,075)
Net flows	**6,208**	**(61,036)**	**37,341**	**39,876**	**22,389**

(1) Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.2 Cash flow hedges

Cash flow hedges are used by the Bank mainly to:

- Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.
- Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank's cost of funding, although still maintaining the liquidity risk of the pool.
- It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 87

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 88 Note 8 – Financial Derivative Contracts and Hedge Accounting, continued The following table presents the nominal values of the hedged item as of December 31, 2021 and 2020 : As of December 31 2021 Notional amounts Up to 1 year Between 1 and 3 years Between 3 and 6 years Over 6 years Totals MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Loans and accounts receivables from customers C40 UF 1,546,488 691,116 — — 2,237,604 Commercial loans 20,000 — — — 20,000 Time deposits and other time liabilities Time deposits — 504,484 — — 504,484 Debt instruments issued Senior bonds — 28,201 — — 28,201 Interbank borrowings Interbank loans 328,687 20,931 — — 349,618 Highly probable transaction Disbursement USD 526,199 — — — 526,199 Totals 2,421,374 1,244,732 — — 3,666,106 Hedging instruments Currency forwards 2,401,374 691,116 — — 3,092,490 Currency swaps — 20,931 — — 20,931 Interest rate swaps 20,000 532,685 — — 552,685 Totals 2,421,374 1,244,732 — — 3,666,106 As of December 31 2020 Notional amounts Up to 1 year Between 1 and 3 years Between 3 and 6 years Over 6 years Totals MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Loans and accounts receivables from customers C40 UF 2,102,296 174,422 — — 2,276,718 Commercial loans 23,000 20,000 — — 43,000 Time deposits and other time liabilities — Time deposits — — — — — Debt instruments issued — Senior bonds — 27,866 — — 27,866 Interbank borrowings — Interbank loans 240,831 3,685 — — 244,516 Highly probable transaction — Disbursement USD 40,796 — — — 40,796 Totals 2,406,923 225,973 — — 2,63 3 ,896 Hedging instruments Currency forwards 2,374,690 178,107 — — 2,552,797 Currency swaps — — — — — Interest rate swaps 33,233 47,866 — — 81,099 Totals 2,407,923 225,973 — — 2,633,896

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

The following table presents estimate of the years in which the cash flows are expected to occur:

Projected cash flows by risk defined in the hedging relationship

	As of December 31 2021				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows	48,920	43,418	—	—	92,338
Outflows	(333,022)	(92,726)	—	—	(425,748)
Net flows	**(284,102)**	**(49,308)**	**—**	**—**	**(333,410)**
Hedging instruments(1)					
Inflows	(48,920)	(43,418)	—	—	(92,338)
Outflows	333,022	92,726	—	—	425,748
Net flows	**284,102**	**49,308**	**—**	**—**	**333,410**

	As of December 31 2020				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows	47,490	5,925	—	—	53,415
Outflows	(240,854)	(31,551)	—	—	(272,405)
Net flows	**(193,364)**	**(25,626)**	—	—	**(218,990)**
Hedging instruments(1)					
Inflows	240,854	31,551	—	—	272,405
Outflows	(47,490)	(5,925)	—	—	(53,415)
Net flows	**193,364**	**25,626**	—	—	**218,990**

(1) Includes only that portion of the projected cash flows of the hedging instrument (derivative) that is used to hedge the risk defined in the hedging relationship.

	As of December 31,			
	2021		2020	
	Effective portion	Ineffective portion	Effective portion	Ineffective portion
	MCh$	MCh$	MCh$	MCh$
Hedged item				
Loans and accounts receivables from customers				
C40 UF	(19,337)	—	(527)	(37)
Commercial loans	(67)	119	1,654	140
Time deposits and other time liabilities				
Time deposits	2,953	7	(1,090)	(1)
Debt instruments issued				
Senior bonds	(197)	—	(34)	—
Interbank borrowings				
Interbank loans	19,636	(111)	2,320	(7)
Highly probable transaction.				
Disbursement USD	89,644	—	882	—
Totals	**92,632**	**15**	**3,205**	**95**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
89

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2021 and 2020. The ineffective portion generated by cash flow derivatives is because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

The income generated by cash flow hedge derivatives whose effect was transferred from Other Comprehensive Income to Income for the year, as follow:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Hedged item		
Loans and accounts receivables from customers		
C40 UF	18,809	1,617
Commercial loans	1,721	505
Time deposits and other time liabilities		
Time deposits (*)	(1,683)	(4,324)
Debt instruments issued		
Senior bonds	—	—
Interbank borrowings		
Interbank loans	(88,763)	—
Totals	**(69,916)**	**(2,202)**

(*) Includes the effects of the discontinuing cash flow hedge strategy on time deposits.

b.3 Hedge of net investments in foreign operations

Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and acquisitions in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

- The effective portion generated by cash flow derivatives recorded in the Consolidated Statement of Changes in Equity amount to MCh$30,510 net of taxes as of December 31, 2021 and MCh$58,927 net of deferred taxes 2020.
- The ineffective portion generated from hedge instruments is recorded on profit and loss. For the years ended on December 31, 2021 and 2020 no ineffective portions were recorded.

	Notes	As of December 31,	
		2021	2020
		MCh$	MCh$
Opening balance		**48,171**	(10,756)
Gains (losses) on hedge of net investment in foreign operation, before tax	**24 g.**	(40,506)	80,722
Income tax relating to hedges of net investment in foreign operations	**24 g.**	9,996	(21,795)
Closing balance		**17,661**	**48,171**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 90

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 91 Note 8 – Financial Derivative Contracts and Hedge Accounting, continued Each hedge is detailed in the table below: b.3.1 Hedge of net investment in the New York branch and Itaú Corpbanca Colombia subsidiary As of December 31 2021 Notional amounts Statement of Changes in Equity Statement of Income Up to 1 year Between 1 and 3 years Between 3 and 6 years Over 6 years Effective portion for the year Ineffective portion MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net foreign investment in Colombia — — — — — — Net foreign investment in NY 201,150 — — — (38,014) — Totals 201,150 — — — (38,014) — Hedging instruments Currency forwards 201,150 — — — (38,014) — Totals 201,150 — — — (38,014) — As of December 31 2020 Notional amounts Statement of Changes in Equity Statement of Income Up to 1 year Between 1 and 3 years Between 3 and 6 years Over 6 years Effective portion for the year Ineffective portion MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net foreign investment in Colombia 1,897,025 — — — 51,803 — Net foreign investment in NY 163,990 — — — (8,231) — Totals 2,061,015 — — — 43,572 — Hedging instruments Currency forwards 2,061,015 — — — 43,572 — Totals 2,061,015 — — — 43,572 —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 92 Note 9 – Interbank Loans As of December 31, 2021 and 2020 , interbank loans are detailed as follows: As of December 31, 2021 2020 MCh$ MCh$ Local Banks Loans to local banks — — Allowances for loans losses — — Subtotals — — Foreign Banks Interbank cash loans 80,907 — Loans to foreign banks — — Non - transferable deposits with foreign banks — 7,131 Allowances for loans losses (353) (16) Subtotals 80,554 7,115 Chilean Central Bank Deposits with the Chilean Central Bank not available — — Subtotals — — Totals 80,554 7,115 D etails of m ovements in provisions and impairment for local and foreign interbank loans during the years ended December 31, 2021 and 2020 are as follows: Banks Banks Local Foreign Totals Local Foreign Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances at the beginning of the year — (16) (16) — (430) (430) Charge - offs — — — — — — Allowances established — (695) (695) — (407) (407) Allowances released — 378 378 — 800 800 Impairment — — — — — — Exchange differences — (20) (20) — 21 21 Balances at end of year — (353) (353) — (16) (16)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 10 – Loans and accounts receivable from customers

a) Loans and accounts receivable from customers

As of December 31, 2021 and 2020, the loan portfolio is detailed as follows:

As of December 31 2021	Assets before allowances			Allowances			Net assets
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans							
Commercial loans	11,520,406	1,146,396	12,666,802	(450,471)	(48,776)	(499,247)	12,167,555
Foreign trade loans	1,168,585	1,507	1,170,092	(24,489)	(2,483)	(26,972)	1,143,120
Checking accounts debtors	63,158	7,303	70,461	(3,171)	(2,971)	(6,142)	64,319
Factoring transactions	243,139	528	243,667	(4,840)	(272)	(5,112)	238,555
Student loans	509,524	53,937	563,461	—	(22,781)	(22,781)	540,680
Commercial leasing transactions	882,184	66,949	949,133	(15,460)	(3,357)	(18,817)	930,316
Other commercial loans and receivables	21,102	1,637	22,739	(468)	(1,306)	(1,774)	20,965
Subtotals	**14,408,098**	**1,278,257**	**15,686,355**	**(498,899)**	**(81,946)**	**(580,845)**	**15,105,510**
Mortgage loans							
Loans with mortgage finance bonds	16,778	1,785	18,563	—	(146)	(146)	18,417
Endorsable mortgage mutual loans	72,985	6,226	79,211	—	(424)	(424)	78,787
Other mortgage mutual loans	5,584,254	188,232	5,772,486	—	(34,021)	(34,021)	5,738,465
Mortgage leasing transactions	304,626	8,541	313,167	—	(11,614)	(11,614)	301,553
Other mortgage loans and receivables	55,069	2,414	57,483	—	(646)	(646)	56,837
Subtotals	**6,033,712**	**207,198**	**6,240,910**	**—**	**(46,851)**	**(46,851)**	**6,194,059**
Consumer loans							
Installment consumer loans	1,970,015	100,681	2,070,696	—	(139,121)	(139,121)	1,931,575
Checking account debtors	102,428	6,715	109,143	—	(6,997)	(6,997)	102,146
Credit card balances	596,985	12,093	609,078	—	(21,918)	(21,918)	587,160
Consumer leasing transactions	768	15	783	—	(45)	(45)	738
Other consumer loans and receivables	36,232	935	37,167	—	(2,383)	(2,383)	34,784
Subtotals	**2,706,428**	**120,439**	**2,826,867**	**—**	**(170,464)**	**(170,464)**	**2,656,403**
Totals	**23,148,238**	**1,605,894**	**24,754,132**	**(498,899)**	**(299,261)**	**(798,160)**	**23,955,972**

As of December 31 2020	Assets before allowances			Allowances			Net assets
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans							
Commercial loans	10,907,500	1,267,481	12,174,981	(555,343)	(59,475)	(614,818)	11,560,163
Foreign trade loans	846,209	3,290	849,499	(18,933)	(3,048)	(21,981)	827,518
Checking accounts debtors	59,545	10,581	70,126	(4,214)	(3,993)	(8,207)	61,919
Factoring transactions	155,156	384	155,540	(3,941)	(176)	(4,117)	151,423
Student loans	533,813	74,475	608,288	—	(17,980)	(17,980)	590,308
Commercial leasing transactions	868,947	72,350	941,297	(20,067)	(4,335)	(24,402)	916,895
Other commercial loans and receivables	26,076	2,087	28,163	(868)	(1,536)	(2,404)	25,759
Subtotals	**13,397,246**	**1,430,648**	**14,827,894**	**(603,366)**	**(90,543)**	**(693,909)**	**14,133,985**
Mortgage loans							
Loans with mortgage finance bonds	21,550	1,795	23,345	—	(114)	(114)	23,231
Endorsable mortgage mutual loans	83,039	7,417	90,456	—	(515)	(515)	89,941
Other mortgage mutual loans	4,563,173	208,861	4,772,034	—	(29,411)	(29,411)	4,742,623
Mortgage leasing transactions	295,271	12,303	307,574	—	(11,718)	(11,718)	295,856
Other mortgage loans and receivables	72,881	1,634	74,515	—	(329)	(329)	74,186
Subtotals	**5,035,914**	**232,010**	**5,267,924**	**—**	**(42,087)**	**(42,087)**	**5,225,837**
Consumer loans							
Installment consumer loans	1,724,931	141,908	1,866,839	—	(137,770)	(137,770)	1,729,069
Checking account debtors	113,626	10,383	124,009	—	(8,407)	(8,407)	115,602
Credit card balances	456,053	11,571	467,624	—	(18,821)	(18,821)	448,803
Consumer leasing transactions	1,279	188	1,467	—	(182)	(182)	1,285
Other consumer loans and receivables	32,033	1,281	33,314	—	(2,626)	(2,626)	30,688
Subtotals	**2,327,922**	**165,331**	**2,493,253**	**—**	**(167,806)**	**(167,806)**	**2,325,447**
Totals	**20,761,082**	**1,827,989**	**22,589,071**	**(603,366)**	**(300,436)**	**(903,802)**	**21,685,269**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
93

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 10 – Loans and accounts receivable from customers, continued

Unimpaired portfolio: This includes individual debtors in the Normal portfolio (A1 to A6) and the Substandard portfolio (B1 to B2). For group assessed loans, it includes the Normal portfolio.

Impaired portfolio: This includes individually assessed debtors in the Non-compliant portfolio (C1 to C6) and the Substandard portfolio (B3 to B4). For group assessed loans, it includes the Non-compliant portfolio.

Guarantees received by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2021 and 2020, the fair value of guarantees received corresponds to 141.04% and 145.15% of the assets guaranteed, respectively.

In the case of mortgage collaterals, as of December 31, 2021 and 2020, the fair value of the guarantees received corresponds to 98.09% and 96.88% of the outstanding receivable balance on loans, respectively.

The Bank finances its customers' purchases of assets, including real estate and other personal property, through financial lease agreements that are presented within this item. As of December 31, 2021, the Bank recorded MCh$382,552 in financial leases for non-real estate assets (MCh$372,827 as of December 31, 2020) and MCh$880,531 in financial leases for real estate assets (MCh$877,510 as of December 31, 2020).

Collateral: As of September 30, 2021, the Bank pledged as collateral to the Central Bank of Chile (BCCh) loans from the commercial portfolio in order to access the new Conditional Funding Facility (FCIC). The program includes access to 4-year funds at the BCCh overnight rate, with available funds size increasing as a function of additional loans pledged as collateral. The pledged loans have an outstanding principal balance of MCh$789.827(MCh$1,766,997 as of December 31,2020). Additional disclosures on FCIC and LCL were included in Notes 19 and 23, letter e).

b) Portfolio characteristics

The following table details the Bank's loan portfolio (before allowances) as of December 31, 2021 and 2020, by the customer's industry sector:

	Local loans		Foreign loans		Totals		Percentages	
	As of December 31,		As of December 31,		As of December 31,		As of December 31,	
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial Loans								
Manufacturing	1,121,216	973,913	216,970	87,253	1,338,186	1,061,166	5.41%	4.69%
Mining	294,799	336,354	138,940	198,635	433,739	534,989	1.75%	2.37%
Electricity, gas and water	648,752	694,970	282,140	404,875	930,892	1,099,845	3.76%	4.87%
Agriculture and livestock	370,805	328,563	171,659	166,191	542,464	494,754	2.19%	2.19%
Forestry and wood extraction	42,017	51,348	22,187	4,674	64,204	56,022	0.26%	0.25%
Fishing	12,967	31,461	6,759	4,273	19,726	35,734	0.08%	0.16%
Transport	736,947	498,450	134,283	88,563	871,230	587,013	3.52%	2.59%
Communications	47,459	52,911	2,199	3,254	49,658	56,165	0.20%	0.25%
Construction	1,654,661	1,536,686	271,647	300,997	1,926,308	1,837,683	7.78%	8.14%
Commerce	1,727,096	1,618,660	578,318	592,492	2,305,414	2,211,152	9.31%	9.79%
Services	3,424,967	2,761,121	740,734	839,930	4,165,701	3,601,051	16.83%	15.94%
Others	1,790,184	2,227,031	1,248,649	1,025,289	3,038,833	3,252,320	12.28%	14.40%
Subtotals	**11,871,870**	**11,111,468**	**3,814,485**	**3,716,426**	**15,686,355**	**14,827,894**	**63.37%**	**65.64%**
Mortgage Loans	5,512,449	4,636,151	728,461	631,773	6,240,910	5,267,924	25.21%	23.32%
Consumer Loans	1,858,446	1,707,058	968,421	786,195	2,826,867	2,493,253	11.42%	11.04%
Totals	**19,242,765**	**17,454,677**	**5,511,367**	**5,134,394**	**24,754,132**	**22,589,071**	**100%**	**100%**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
94

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 95 Note 10 – Loans and accounts receivable from customers, continued c) Allowances Movements in allowances for loan losses during the years ended December 31, 2021 and 2020 , are as follows: Individual Group allowances allowances Totals MCh$ MCh$ MCh$ Balances as of January 1, 2021 603,366 300,436 903,802 Portfolio charge - offs — Commercial loans (61,009) (33,464) (94,473) Mortgage loans — (10,092) (10,092) Consumer loans — (144,443) (144,443) Total charge - offs (61,009) (187,999) (249,008) Allowances established 247,620 289,880 537,500 Allowances released (147,738) (104,092) (251,830) Allowances used (134,862) (99 7 ) (135,85 9 ) Exchange differences (8,478) 2,03 4 (6,44 5 ) Balances as of December 31, 2021 498,899 299,261 798,160 Individual Group allowances allowances Totals MCh$ MCh$ MCh$ Balances as of January 1, 2020 444,184 336,234 780,418 Portfolio charge - offs Commercial loans (101,121) (35,500) (136,621) Mortgage loans — (9,006) (9,006) Consumer loans — (153,187) (153,187) Total charge - offs (101,121) (197,693) (298,814) Allowances established 411,540 298,350 709,890 Allowances released (134,114) (122,482) (256,596) Allowances used — (2,123) (2,123) Exchange differences (17,123) (11,850) (28,973) Balances as of December 31, 2021 603,366 300,436 903,802

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 96 Note 10 – Loans and accounts receivable from customers, continued In addition to these allowances for loan losses, the Bank establishes country risk provisions to hedge foreign transactions and additional provisions approved by the Board of Directors, which are presented within liabilities in Note 21 Provisions. Therefore, total credit risk provisions established for different concepts are detailed as follows: As of December 31, 2021 2020 Notes MCh$ MCh$ Individual 10 498,899 603,366 Group 10 299,261 300,436 Contingent loans (i) 21 48,120 44,049 Additional 21 138,465 137,848 Country risk (ii) 21 6,064 5,072 Interbank loans 9 353 16 Totals 991,162 1,090,787 (i) In accordance with the Compendium of Accounting Standards, mainly chapters B - 1 and B - 3, the Bank has calculated provisions for contingent loans. They are recorded in liabilities, specifically within "provisions" (Note 21, letter a) .. (ii) Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign c ountry. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7 - 13 of the CAS (Note 21, letter a ). d) Portfolio sales As of December 31, 2021, sales of current and written - off loans were made, which generated a gain of MCh$7,592. During the period 2020 no sales of this nature were recorded. ( See detail in section d.1). Additionally, as of December 31, 202 1 , the Bank performed portfolio sales of loans with state guarantee (Law No. 20,027) which generated profit of MCh $ 4.540, ( MCh $6,476 in 20 20 ). The profit is net of provisions which amount to M Ch $ 997 .. ( See details in section d.2). These results are includ ed in the caption “Net income from financial operations” in the Consolidated Income Statement for the year. (S ee Note 27). d.1) Sales of current and charged - off portfolios As of December 31, 2021 , the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities set in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales during 2021 and 2020 were loans related to Law 20,027, which are detailed in point d.2 .. As of December 31 2021 As of December 31 2020 Type of portfolio Loan value Allowances Sales price Deferred income Exchange differences Net effect on income Loan value Allowances Sales price Deferred income Exchange differences Net effect on income MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Current 170,987 130,584 44,548 — 183 4,328 — — — — — — Charged - off — — 3,429 — (165) 3,264 — — — — — — Totals 170,987 130,584 47,977 — 18 7,592 — — — — — —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 97 Note 10 – Loans and accounts receivable from customers, continued d.2) CAE portfolio sales For the year ended on December 31, 2021 gains recognized from sales of portfolio amounts to MCh$ 4.540 (MCh$ 6,476 for the year ended on December 31, 2020 ), these amounts are presented in the Consolidated Statement of Income under the line item “Net income f rom financial operations”. The portion to be deferred amounts to MCh$ 4.769 as of December 31, 2021 (MCh$6,717 as of December 31, 2020 ) and is recognized on income according to its deferral period, recognizing the effective rate equivalent of these operatio ns, according to IAS 39. As of December 31 2021 As of December 31 2020 Type of portfolio Loan value Allowances Sales price Unearned income Net effect on income Loan value Allowances Sales price Unearned income Net effect on income MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ CAE portfolio 51,716 (997) 60,028 4,769 4,540 81,697 (2,123) 92,767 6,717 6,476 Circular No. 3,548 (issued in March 2014) specifies the treatment in order to present the effect recorded on profit and loss originated from sales of loan portfolio, gain or losses generated from the sale of loans (interbank loans and loans and accounts receivable from customers), are determined by the difference between the price of the sold p ortfolio (or the fair value of the instruments received as consideration) and the carrying value of the portfolio (net of allowances) of the transferred assets, recognized at the date of the sale. Income from the sale of the charged - off portfolio will also be included in this line and not as a recovery of the charged - off portfolio. e) Leasing The maturity analysis of financial leases as of December 31, 2021 and 2020 , is detailed as follows: Total receivable Unearned interest Net balance receivable As of December 31, As of December 31, As of December 31, 2021 2 020 2021 2020 2021 2020 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Up to 1 month 40,970 30,141 (1,126) (144) 39,844 29,997 More than 1 month until 3 months 34,232 3,400 (2,252) (86) 31,980 3,314 More than 3 months until 1 year 130,554 38,446 (9,580) (1,525) 120,974 36,921 More than 1 year until 3 years 265,499 189,921 (26,014) (11,253) 239,485 178,668 More than 3 years until 6 years 304,706 338,156 (47,570) (42,164) 257,136 295,992 More than 6 years 946,078 1,121,698 (372,414) (416,252) 573,664 705,446 Totals 1,722,039 1,721,762 (458,956) (471,424) 1,263,083 1,250,338 Total receivable As of December 31, 2021 2020 MCh$ MCh$ Commercial leasing 949,133 941,297 Mortgage leasing 313,167 307,574 Consumer leasing 783 1,467 Totals 1,263,083 1,250,338

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 98 Note 11 – Investment Instruments a) Investment instruments As of December 31, 2021 and 2020 , the detail of the instruments that the B ank has designated as available for sale and held to maturity financial instruments is as follows: As of December 31 2021 As of December 31 2020 Available Held to Available Held for sale maturity (1) Totals for sale to maturity Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Securities quoted in active markets Chilean Central Bank and Government securities Chilean Central Bank instruments 1,918,659 — 1,918,659 1,170,841 — 1,170,841 Chilean Treasury bonds 283,018 772,390 1,055,408 1,783,765 — 1,783,765 Other government securities 123,991 — 123,991 101,573 — 101,573 Other local institutions financial instruments Time deposits in local banks — — — 14,856 — 14,856 Mortgage finance bonds — — — 30 — 30 Chilean financial institutions bonds 119,302 — 119,302 277,163 — 277,163 Other local financial investments 19,543 — 19,543 4,616 — 4,616 Foreign institutions financial instruments Foreign Governments and Central Banks financial instruments 45,386 — 45,386 217,185 — 217,185 Other foreign financial instruments 366,487 187,582 554,069 394,691 111,643 506,334 Investments not quoted in active markets Corporate bonds — — — — — — Other financial instruments — — — — — — Totals 2,876,386 959,972 3,836,358 3,964,720 111,643 4,076,363 (1) As of October 3 1 , 2021 the bank reclassified financial instruments from "Available for sale" to "Held to maturity". The total reclassified value amo unts to MCh$758,527, the reclassification was recorded as required by IAS39 where by the unrealized Gain/losses are to be recorded on the Consolidated Statement of Income t through the effective rate. As of December 31, 2021, the total of available for sale instruments with maturities of less than three months from the date of acquisition that are considered cash equivalent amounts t o MCh$1,217,042 (MCh$1,205,711 as of December 31, 2020) (see Note 5). The portfolio of instruments available for sale includes an unrealized loss of MCh$25,378 as at December 31, 2021 (an unrealized gain of MCh$39,505 as at December 31, 2020), a loss recognized in "Valuation accounts" in shareholders' equity, a loss distributed between MCh$29.421 as of December 31, 2021 (a gain of MCh$29,993 as of December 31, 2020) attributable to equity holders of the Bank and MCh$4,043 as of December 31, 2021 (MCh$9 ,512 as of December 31, 2020) attributable to non - controlling interest .. As of December 31, 2021 , the available for sale portfolio includes financial instruments endorsed to guarantee the credits obtained by the bank through the use of the Loan Increase Conditional Credit Facility (FCIC), granted by the Central Bank of Chile in response to the financ ial tensions generated by Covid - 19, in the amount of M Ch $511,007 (M C h $319,213 as of December 31, 2020)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 99 Note 11 – Investment Instruments , continued b) Impairment of investment instruments Investments instrument do not present evidence of impairment as of December 31, 2021 and 2020 .. The detail of investments quoted in non - active markets, classified as available for sale have been recorded at their fair value. Itaú Corpbanca reviewed the unrealized losses of its investments instruments as of December 31, 2021 and 2020 , concluding that they were only temporary impairments, therefore, they do not imply adjustments to profit and loss for the year. c) Unrealized gains and losses of the available for sale portfolio Unrealized gains and losses of the available for sale portfolio as of December 31, 2021 and 2020 are detailed as follows: As of December 31 2021 Amortized Unrealized Fair cost Gain Losses Value MCh$ MCh$ MCh$ MCh$ Securities quoted in active markets Chilean Central Bank and Government securities Chilean Central Bank instruments 1,918,411 533 (283) 1,918,661 Chilean Treasury bonds 306,238 737 (23,958) 283,017 Other government securities 125,372 811 (2,193) 123,990 Other local institutions financial instruments Time deposits in local banks — — — — Mortgage finance bonds — — — — Chilean financial institutions bonds 121,983 49 (2,731) 119,301 Other local financial investments 19,119 656 (230) 19,545 Foreign institutions financial instruments Foreign Governments and Central Banks financial instruments 30,336 15,332 (282) 45,386 Other foreign financial instruments 380,306 625 (14,445) 366,486 Investments not quoted in active markets Corporate bonds — — — — Other financial instruments — — — — Totals 2,901,765 18,743 (44,122) 2,876,386

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 100 Note 11 - Investment Instruments , continued As of December 31 2020 Amortized Unrealized Fair cost Gain Losses Value MCh$ MCh$ MCh$ MCh$ Securities quoted in active markets Chilean Central Bank and Government securities Chilean Central Bank instruments 1,171,350 29 (538) 1,170,841 Chilean Treasury bonds 1,781,626 8,989 (6,850) 1,783,765 Other government securities 96,924 4,409 240 101,573 Other local institutions financial instruments Time deposits in local banks 14,622 252 (18) 14,856 Mortgage finance bonds 29 1 — 30 Chilean financial institutions bonds 273,028 4,135 — 277,163 Other local financial investments 3,189 1,427 — 4,616 Foreign institutions financial instruments Foreign Governments and Central Banks financial instruments 193,389 23,848 (52) 217,185 Other foreign financial instruments 391,058 3,724 (91) 394,691 Investments not quoted in active markets Corporate bonds — — — — Other financial instruments — — — — Totals 3,925,215 46,814 (7,309) 3,964,720

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 12 – Investments in Companies

As of December 31, 2021 and 2020 detail of investments in companies is presented below:

a) Associated entities

Company	As of December 31 2021			As of December 31 2020		
	Participation	Investment value	Income	Participation	Investment value	Income
	%	MCh$	MCh$	%	MCh$	MCh$
Nexus S.A (3)	14.8148	—	468	14.8148	1,278	(1,341)
Transbank S.A (1)	8.7188	7,402	(1,085)	8.7188	5,871	(1,453)
Combanc S.A. (2)	9.8100	670	260	—	—	—
IMERC OTC S.A (2)	8.6624	1,083	70	—	—	—
Totals		**9,155**	**(287)**		**7,149**	**(2,794)**

(1) On April 22, 2021 in the Extraordinary Shareholders' Meeting of Transbank S.A was agreed to increase the capital by MCh$30,000. The Bank subscribed and paid in 4,443,856 shares for an amount of MCh$872; as a result, it maintained its ownership percentage.

(2) As of the second quarter of 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied.

(3) On November 30, 2021, a purchase sale agreement was executed over the total participation held over Operadora de Tarjeta de Crédito Nexus SA ("Nexus" here in), together with the rest of current shareholder of Nexus, in order to sell to Minsait 100% of the held, In December 2021 the CMF approved the transaction and it is still pending to be executed, there fore the investment was reclassified as assets "Available for sale".

b) Summary of financial information of associated entities

	As of December 31 2021				As of December 31 2020			
	Assets	Liabilities	Equity	Net income for the year	Assets	Liabilities	Equity	Net income for the year
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A. (*)	21,145	9,673	8,310	3,162	19,210	10,585	17,676	(9,051)
Transbank S.A.	1,317,587	1,232,689	97,337	(12,439)	1,006,137	938,800	84,007	(16,670)
Combanc S.A.	7,569	931	6,246	392	—	—	—	—
IMERC OTC S.A	35,641	23,023	12,247	371	—	—	—	—
Totals	**1,381,942**	**1,266,316**	**124,140**	**(8,514)**	**1,025,347**	**949,385**	**101,683**	**(25,721)**

(*) See (3) in letter a) "Associated entities".

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021

101

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 12 – Investments in Companies, continued

c) Shares or rights in other companies

Company	As of December 31, 2021 %	2021 MCh$	2020 %	2020 MCh$
Combanc S.A. (1)	—	—	8.1848	305
Redbanc S.A.	2.5043	110	2.5043	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4020	132	9.4020	132
Imerc OTC S.A. (1)	—	—	8.6624	1,012
A.C.H. Colombia (2)	4.2100	194	4.2100	192
Redeban Multicolor S.A. (2)	1.6000	239	1.6000	236
Cámara de Compensación Divisas de Colombia S.A. (2)(3)	—	—	6.2056	86
Cámara de Riesgo Central de Contraparte S.A. (2)(3)	1.2832	631	—	—
Bolsa de Valores de Colombia (2)	0.6700	636	0.6700	629
Credibanco (2)	6.3662	2,144	6.3662	2,116
Patrimonio Autónomo Fiducredicorp (Comisionista) (2)	5.2630	16	5.2630	16
Totals		**4,102**		**4,834**

(1) See (2) in letter a) "Associated entities "

(2) Correspond to investments in other companies held by subsidiaries established in Colombia.

(3) As a result of the merger between the Cámara de Riesgo Central de Contraparte and Cámara de Compensacion de Divisas, an exchange of shares was carried out, where the bank transferred the shares held in the Cámara de Compensacion de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte which were recorded at its market value, as a result of this transaction the Bank recorded a profit of Ch$507 million (Ch$420 million corresponding to the shares held by Itaú Corpbanca Colombia SA and Ch$87 million to the shares held by Itaú Comisionista de Bolsa Colombia SA). These effects are included in "Income (loss) from investments in companies" in the Consolidated Statement of Income for the year.

d) During the years ended December 31, 2021 and 2020, the Bank received dividends, according to the following detail:

	As of December 31, 2021 MCh$	2020 MCh$
Dividends received	1,363	1,008
Totals	**1,363**	**1,008**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 102

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 12 – Investments in Companies, continued

e) Movements on investments in companies for the years ended December 31, 2021 and December 31, 2020, are as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Balances as of January 1,	**11,983**	**14,938**
Acquisition of investments (3)(4)	106	338
Sale of investments (5)	(1,278)	(156)
Exchange ratio effect (1)	507	—
Initial application of the equity method and participation on income	987	(2,794)
Transbank capital increase (2)	872	—
Exchange differences	80	(343)
Totals	**13,257**	**11,983**

(1) Includes the profit of Ch$507 million resulted from share exchange transaction between Camara de Riesgo Central de Contraparte y la Camara de Compensacion de Divisas (Ch$420 million corresponding to the shares held by Itaú Corpbanca Colombia S.A. and Ch$87 million to the shares held by Itaú Comisionista de Bolsa Colombia S.A.).

(2) See (1) in letter a) "Associated entities".

(3) On January 22, 2020, Itaú Corpbanca acquired 79,577 shares in Nexus S.A., giving it an increase of 1.9148% in its interest ownership. With this transaction, the Bank's total interest increased to 14.8148%.

(4) In November 2021, Itaú Corpbanca acquired 157 shares of Combanc S.A., giving it an increase of 1.63% in its interest ownership. With this transaction, the Bank's total interest increased to 9.81%.

(5) See (3) in letter a) "Associated entities".

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 103

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 13 – Intangible Assets

a) Composition of intangibles assets as of December 31, 2021 and 2020 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2021	Gross balances	Accumulated amortization	Net assets as of December 31, 2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	126,663	247,166	(119,789)	127,377
IT projects and licenses	2	1	12,830	16,826	(2,158)	14,668
Assets generated in business combination:			578,503	681,556	(124,748)	556,808
Goodwill	—	—	492,512	492,512	—	492,512
Trademarks	10	4	26,794	51,037	(29,346)	21,691
Customer relationship	10	4	13,845	26,371	(15,163)	11,208
Core deposits	8	2	45,352	111,636	(80,239)	31,397
Other projects	10	3	687	4,055	(3,564)	491
Totals			718,683	949,603	(250,259)	699,344

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2020	Gross balances	Accumulated amortization	Net assets as of December 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	169,991	221,070	(94,407)	126,663
IT projects and licenses	2	2	14,944	13,484	(654)	12,830
Assets generated in business combination:			1,431,614	681,556	(103,053)	578,503
Goodwill	—	—	1,194,331	492,512	—	492,512
Trademarks	10	5	31,898	51,037	(24,243)	26,794
Customer relationship	10	5	63,317	26,371	(12,526)	13,845
Core deposits	8	3	142,068	111,636	(66,284)	45,352
Other projects	10	4	1,196	4,055	(3,368)	687
Totals			1,617,745	920,165	(201,482)	718,683

b) Movements on gross balances of intangible assets as of December 31, 2021 and 2020 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	221,070	13,484	189,044	492,512	4,055	920,165
Acquisitions	29,492	9,132	—	—	—	38,624
Retired	(8,856)	(5,972)	—	—	—	(14,828)
Exchange differences	1,042	182	—	—	—	1,224
Others	4,418	—	—	—	—	4,418
Balances as of December 31, 2021	247,166	16,826	189,044	492,512	4,055	949,603

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
104

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 13 – Intangible Assets, continued

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	**304,448**	**43,104**	**393,748**	**1,194,331**	**4,055**	**1,939,686**
Acquisitions	43,747	12,002	—	—	—	55,749
Disposals	(47,746)	(8,388)	—	—	—	(56,134)
Impairment losses (1)(2)(3)	(67,363)	(32,334)	(195,596)	(694,936)	—	(990,229)
Exchange difference	(12,016)	(900)	(9,108)	(6,883)	—	(28,907)
Balances as of December 31, 2020	**221,070**	**13,484**	**189,044**	**492,512**	**4,055**	**920,165**

(1) Impairment loss on "Computer equipment software or system" and "computer projects and licenses" arises from the integration the systems in Chile; mainly due to the derecognition of the systems from Corpbanca, which have an effect on the gross value of the asset for MCh$59,525 and MCh$28,099 on accumulated amortization, generating a loss effect of MCh$31,426 on profit, and for impairment of systems and software recognized in Colombia, which have an effect on the gross value of the asset of MCh$7,838 and MCh$3,513 in accumulated amortization, generating an effect on income of MCh$4,325. Additionally, an impairment is recognized in systems integration projects, which have an effect on the gross asset value of MCh$32,334 and MCh$29,236 in accumulated amortization, generating a loss effect of MCh$3,098 in profit.

(2) Intangible assets generated in business combinations include the impairment recognized in Itaú Corpbanca Colombia and Itaú Corredor de Seguro Colombia, respectively, for the gross value of the asset of MCh$193,761 and MCh$80,623 in the accumulated amortization, generating a loss effect in income of MCh$113,138 and; for the gross value of the asset of MCh$1,835 and MCh$1,062 in the accumulated amortization, generating a loss effect in income of MCh$773, respectively in each entity.

(3) Impairment of Goodwill in the Chilean CGU for MCh$448,273 and in the Colombian CGU for MCh$246,663.

c) Movements on accumulated amortization of intangible assets for the years ended December 31, 2021 and 2020 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**(94,407)**	**(654)**	**(103,053)**	**(3,368)**	**(201,482)**
Amortization for the year	(32,461)	(1,439)	(21,695)	(196)	(55,791)
Exchange differences	(929)	(65)	—	—	(994)
Others	8,008	—	—	—	8,008
Balances as of December 31, 2021	**(119,789)**	**(2,158)**	**(124,748)**	**(3,564)**	**(250,259)**

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	**(134,457)**	**(28,160)**	**(156,465)**	**(2,859)**	**(321,941)**
Amortization for the year	(40,632)	(1,748)	(31,736)	(509)	(74,625)
Disposals	44,490	—	—	—	44,490
Impairment losses (1)(2)	31,612	29,236	81,685	—	142,533
Exchange differences	4,580	18	3,463	—	8,061
Balances as of December 31, 2020	**(94,407)**	**(654)**	**(103,053)**	**(3,368)**	**(201,482)**

(1)Impairment loss on "Computer equipment software or system" and "computer projects and licenses" arises from the integration the systems in Chile; mainly due to the derecognition of the systems from Corpbanca, which have an effect on the gross value of the asset for MCh$59,525 and MCh$28,099 on accumulated amortization, generating a loss effect of MCh$31,426 on profit, and for impairment of systems and software recognized in Colombia, which have an effect on the gross value of the asset of MCh$7,838 and MCh$3,513 in accumulated amortization, generating an effect on income of MCh$4,325. Additionally, an impairment is recognized in systems integration projects, which have an effect on the gross asset value of Ch$32,334million and Ch$29,236 million in accumulated amortization, generating a loss effect of Ch$3,098 in profit.

(2) Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,138 million (Ch$193,761 million on the gross value of the asset and Ch$80,623 million on the accumulated amortization).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 105

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 106 Note 13 – Intangible Assets, continued d) Impairment As required by International Accounting Standard 36 "Impairment of assets", the Bank performs at the end of each reporting period an evaluation of the impairment indicators that affect the determination of the recoverable amount of its assets .. As of December 31, 2021, no indications of impairment have been identified that affect the balances of intangibles. As a result of the evaluation of impairment indicators, as of June 30, 2020, an impairment test was performed on the valuation of Goodwill and intangible assets generated in business combinations assigned to the Chilean and Colombian CGUs. The outcome of the impairment test, concluded that it was necessary to recognize in the Interim Consolidated Financial Statements at June 30, 2020, an impairment loss associated with the Goodwill assigned to the Chile CGU for MCh$448,273, a loss of MCh$246,663 corresponding to the total Goodwill assi gned to the Colombia CGU and a loss of MCh$113,911 (MCh$79,364 net of deferred taxes) which represents the total intangibles generated in business combination assigned to the Colombia CGU. The total impact of these effects on the result attributable to the owners of the Bank is MCh$764,024 and MCh$10,276 corresponding to the non - controlling interest. This was reported on July 9, 2020 to the Financial Market Commission by means of an Essential Event and recognized from the Interim Financial Statements as of June 30, 2020. Lastly, due to the merger of the financial institutions, Ita ú Corpbanca has used systems to manage its operations of both entities, in order to eliminate the duplication of systems and generate efficiencies, the bank has established an integ ration plan. In relation to this process , during the year 2020, the migration to the surviving systems was substantially completed, and an impairment as of December 31, 2020 for MCh$ 38,849, has been recognized, affecting those systems and licenses that do not will continue to be used. As of December 31, 2021, no indications of impairment have been identified that affect the balances of intangibles. e) Restrictions Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2021 and December 31, 2020 .. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 14 - Fixed Assets

a) Fixed assets as of December 31, 2021 and 2020 are broken down as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2020	Gross balances	Accumulated depreciation	Net assets as of December 31, 2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	**26**	**15**	**15,565**	**22,014**	**(6,694)**	**15,320**
Equipment	**6**	**4**	**27,650**	**85,835**	**(62,037)**	**23,798**
Others	**14**	**9**	**12,805**	**36,039**	**(24,100)**	**11,939**
Furniture			6,986	19,219	(13,575)	5,644
Others			5,819	16,820	(10,525)	6,295
Totals			**56,020**	**143,888**	**(92,831)**	**51,057**

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of December 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	**26**	**15**	**13,104**	**21,763**	**(6,198)**	**15,565**
Equipment	**6**	**4**	**27,551**	**85,404**	**(57,754)**	**27,650**
Others	**14**	**9**	**17,307**	**35,664**	**(22,859)**	**12,805**
Furniture			8,879	21,203	(14,217)	6,986
Others			8,428	14,461	(8,642)	5,819
Totals			**57,962**	**142,831**	**(86,811)**	**56,020**

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank's fixed assets.Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b) Movements on gross balances of fixed assets as of December 31, 2021 and 2020, are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**21,763**	**85,404**	**35,664**	**142,831**
Acquisitions	24	4,887	2,635	7,546
Sales and/or withdrawals for the year	—	(4,663)	(2,386)	(7,049)
Impairment (1)	—	(52)	(415)	(467)
Exchange differences	227	754	260	1,241
Others	—	(495)	281	(214)
Balances as of December 31, 2021	**22,014**	**85,835**	**36,039**	**143,888**

(1) Impairment of equipment associated with branches closed during 2021, which has an effect on the gross value of the asset of MCh$(467) and MCh$435 in accumulated amortization, generating an effect on income of MCh$(32).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 107

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 108 Note 14 - Fixed Assets, continued Movements on gross balances of fixed assets for the year ended December 31, 2020 are as follows: Land and buildings Equipment Others Totals MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2020 17,521 81,423 47,748 146,692 Acquisitions 159 9,964 1,803 11,926 Sales and/or withdrawals for the year — (1,855) (1,974) (3,829) Impairment losses (1)(2) (618) (578) (9,862) (11,058) Reclassification to asset held for sale (3) 5,622 — — 5,622 Exchange differences (921) (3,550) (1,173) (5,644) Others — — (878) (878) Balances as of December 31, 2020 21,763 85,404 35,664 142,831 (1) Correspond to Impaired ATM equipment with a gross value of MM$5 3 and MM$29 on accumulated depreciation, generating a net loss of MM$24. (2) Impairment on fixed assets due to the restructuring plan in Chile, had an effect on the gross value of the asset by MM$11 , 005 and MM$10, 138 on accumulated depreciation, generating a loss of MM$867. (3) Assets clasified as available for sales that came out of the sales plan in Colombia and are reclasified back to fixed ass ets.See note 17. c) Movements on accumulated depreciation of fixed assets for years ended December 31, 2021 and 2020 , are as follows: Land and buildings Equipment Others Totals MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (6,198) (57,754) (22,859) (86,811) Depreciation of the year (435) (8,217) (3,471) (12,123) Sales and/or withdrawals for the year — 4,645 2,307 6,952 Impairment — 52 383 435 Exchange differences (61) (763) (179) (1,003) Others — — (281) (281) Balances as of December 31, 2021 (6,694) (62,037) (24,100) (92,831)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 14 - Fixed Assets, continued

	Land and buildings MCh$	Equipment MCh$	Others MCh$	Totals MCh$
Balances as of January 1, 2020	**(4,417)**	**(53,872)**	**(30,441)**	**(88,730)**
Depreciation of the year	(631)	(8,967)	(4,580)	(14,178)
Sales and/or withdrawals for the year	—	1,856	1,893	3,749
Losses due to impairment	251	526	9,390	10,167
Reclassifications from assets held for sale	(1,634)	—	—	(1,634)
Exchange differences	233	2,703	879	3,815
Balances as of December 31, 2020	**(6,198)**	**(57,754)**	**(22,859)**	**(86,811)**

d) Impairment

Since the health emergency, the bank had to accelerate the digital transformation as a mean to take care of both its customers and its collaborators. For this purpose, processes have been digitized, so that our clients may access their products and make use of the various services provided by the bank from our digital plataform. The bank has also permanently adopted the remote working to minimize the exposure of our collaborators to Covid 19.

One of the main effects of the pandemic has been reflected in our clients preferring to use digital channels over performing presential transactions in our branches, which has been reflected in a decrease in the flow of clients in certain branches. As a result, the Bank has initiated a restructuring plan in search of efficiencies in order to close branches that have lower customer demand, added to the Bank's choice to adopt remote working, the plan also contemplates the closure of certain offices.

Within the framework of the aforementioned restructuring plan during the current year, the Bank has recognized the impairment of improvements to leased properties, in addition of certain assets associated with branches which were closed during fiscal year 2020.

e) Restrictions

The Bank and its subsidiaries have no restrictions on fixed assets as of December 31, 2021 and December 31, 2020. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owned by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 109

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 15 – Assets for right of use and lease contracts liabilities

a) Right of use asset under lease agreements

(i) The Bank mainly has opening contracts for its branches and corporate building. The composition of the item as of December 31, 2021 and December 31, 2020, is as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2021	Gross balances	Accumulated depreciation	Net assets as of December 31, 2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	8	6	**145,906**	175,358	(64,615)	**110,743**
Leasehold improvements	9	5	**24,595**	57,253	(36,377)	**20,876**
Other assets	3	1	**102**	152	(114)	**38**
Totals			**170,603**	**232,763**	**(101,106)**	**131,657**

	Useful life years	Remaining amortization years	Net assets as of January 1, 2020	Gross balances	Accumulated depreciation	Net assets as of December 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	**167,265**	195,992	(50,086)	**145,906**
Leasehold improvements	10	5	**37,118**	55,055	(30,460)	**24,595**
Other assets	3	3	**176**	173	(71)	**102**
Totals			**204,559**	**251,220**	**(80,617)**	**170,603**

(ii) Movement on gross balances of right of use assets for the year ended on December 31, 2021 and 2020, is as follows:

	Land and buildings	Leasehold improvements	Other assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**195,992**	**55,055**	**173**	**251,220**
Additions of the year	4,674	2,725	—	7,399
Disposals of the year	(32,712)	—	(16)	(32,728)
Remeasurements of the liability due to modifications (1)	(728)	—	—	(728)
Remeasurements of the liability due to indexation adjustments	6,258	—	(6)	6,252
Impairment (2)	—	(764)	—	(764)
Exchange differences	1,874	237	1	2,112
Balances as of December 31, 2021	**175,358**	**57,253**	**152**	**232,763**

(1) Corresponds to remeasurements of the recognized liability due to contracts modifications.

(2) Impairment of leasehold improvements associated with branches closed during 2021, which has an effect on the gross value of the asset of MCh$(764) and MCh$705 in accumulated amortization, generating an effect on income of MCh$ (59).

	Land and buildings	Leasehold improvements	Other assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	**197,065**	**71,769**	**190**	**269,024**
Additions of the year	9,250	5,044	—	14,294
Disposals of the year	(9,707)	(381)	—	(10,088)
Remeasurements of the liability due to modifications (1)	747	—	—	747
Remeasurements of the liability due to indexation adjustments	2,701	—	—	2,701
Impairment (2)	—	(20,363)	—	(20,363)
Exchange differences	(4,064)	(1,014)	(17)	(5,095)
Balances as of December 31, 2020	**195,992**	**55,055**	**173**	**251,220**

(1) Corresponds to remeasurements of the recognized liability due to contracts modifications.

(2) Correspond to impairment recognized on improvements in leased properties due to restructuring plan, which have an effect on the gross value of the asset for MCh$20,363 and MCh$10,960 in accumulated depreciation, generating a loss for MCh$9,403.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 110

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 15 – Assets for right of use and lease contracts liabilities, continued

(iii) Movement on accumulated depreciation of right of use assets for the year ended December 31, 2021 and 2020, is as follows:

	Land and buildings	Leasehold improvements	Other assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**(50,086)**	**(30,460)**	**(71)**	**(80,617)**
Depreciation of the year (1)	(27,125)	(6,485)	(59)	(33,669)
Casualties of the period	13,333	—	16	13,349
Losses due to impairment (2)	—	705	—	705
Exchange differences	(737)	(137)	—	(874)
Balances as of December 31, 2021	**(64,615)**	**(36,377)**	**(114)**	**(101,106)**

(1) See Note 32, Depreciation, amortization and impairment.

(2) Impairment of leasehold improvements associated with branches closed during 2021, which has an effect on the gross value of the asset of MCh$(764) and MCh$705 in accumulated amortization, generating an effect on income of MCh$(59).

	Land and buildings	Leasehold improvements	Other assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	**(29,800)**	**(34,651)**	**(14)**	**(64,465)**
Depreciation of the year (1)	(29,936)	(7,648)	(57)	(37,641)
Casualties of the period	8,738	287	—	9,025
Losses due to impairment (2)	—	10,960	—	10,960
Exchange differences	912	592	—	1,504
Balances as of December 31, 2020	**(50,086)**	**(30,460)**	**(71)**	**(80,617)**

(1) See Note 32, Depreciation, amortization and impairment.

(2) Correspond to impairment recognized on improvements in leased properties due to restructuring plan, which have an effect on the gross value of the asset for MCh$20,363 and MCh$10,960 in accumulated depreciation, generating a loss for MCh$9,403.

b) Lease contracts liabilities

(i) The obligations for lease contracts as of December 31, 2021 and 2020, are as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Lease contracts liabilities	115,544	151,885
Totals	**115,544**	**151,885**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 111

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 112 Note 15 – Assets for right of use and lease contracts liabilities, continued The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right - of - use asset and a lease liability of the contract. (ii) The movement of the obligations for lease contract liabilities for year ended on December 31, 2021 and 20 20 , is as follows: As of December 31, 2021 2020 MCh$ MCh$ Opening balances as of January 1, 151,885 172,924 Additions due to new contracts (1) 4,674 9,250 Disposals due to early termination (20,177) (1,971) Interest expenses 3,725 4,923 Remeasurements of the liability due to modifications (2) (728) 1,399 Remeasurements of the liability due to indexation adjustments 6,252 2,701 Exchange rate adjustments 25 (4) Exchange differences 1,435 (3,650) Capital and interest payments (31,547) (33,687) Ending balances 115,544 151,885 (1) Includes contract renewals .. (2) Includes remeasurements of the recognized liability due to contract modifications. (iii) The future maturities of the lease liabilities as of December 31, 2021 and 2020 , are as follows : As of December 31, 2021 2020 MCh$ MCh$ Within 1 year 25,362 30,829 After 1 year but within 2 years 21,668 27,779 After 2 years but within 3 years 20,265 24,083 After 3 years but within 4 years 16,093 20,991 After 4 years but within 5 years 11,408 16,627 After 5 years 20,748 31,576 Total 115,544 151,885

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes

a) Current taxes

At the end of each reporting period, the Bank and its subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of December 31, 2021 was MCh$56,852 (MCh$62,933 as of December 31, 2020), according to the following detail:

a.1) Current tax assets and liabilities by geographical area

	As of December 31 2021				As of December 31 2020			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	18,871	1,713	37,600	58,184	43,533	1,443	19,723	64,699
Current tax liabilities	(393)	—	(939)	(1,332)	(596)	—	(1,170)	(1,766)
Totals net	**18,478**	**1,713**	**36,661**	**56,852**	**42,937**	**1,443**	**18,553**	**62,933**

(*) Corresponds to the New York branch.

a.2) Details of current tax items by geographical area

	As of December 31 2021				As of December 31 2020			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, with effect in profit and loss	(51,768)	—	(2,908)	(54,676)	12,348	—	(4,284)	8,064
Income tax, effect on equity, net investments abroad	(7,145)	—	—	(7,145)	(21,795)	—	—	(21,795)
Income tax, effect on equity cash flow	—	—	—	—	(5)	—	—	(5)
Income tax, rate 27%	**(58,913)**	**—**	**(2,908)**	**(61,821)**	**(9,452)**	**—**	**(4,284)**	**(13,736)**
Deductions:								
Monthly provisional payments	25,429	—	19,494	44,923	49,340	—	21,268	70,608
Tax credit for training costs	800	—	—	800	800	—	—	800
Tax credit for donations	732	—	—	732	264	—	—	264
4% event capital credit	1,460	—	—	1,460	2,920	—	—	2,920
Other taxes to be recovered (**)	48,970	1,713	20,075	70,758	(935)	1,443	1,569	2,077
Totals	**18,478**	**1,713**	**36,661**	**56,852**	**42,937**	**1,443**	**18,553**	**62,933**

(*) Corresponds to the New York branch.
(**) Other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, provisional payments for absorbed losses with reimbursement right, taxes paid in previous years, among others.

b) Effect on income

The tax expense for the years ended December 31, 2021 and 2020 is comprised of the following items:

	For the year ended on December 31,	
	2021	2020
	MCh$	MCh$
Income tax expense		
Income tax for the year	(54,676)	8,064
Credit (debit) for deferred taxes		
Origination and reversal of temporary differences for the year	(53,599)	128,416
Subtotals	**(108,275)**	**136,480**
Others	(4,111)	4,182
Net (debit) credit to income taxes	**(112,386)**	**140,662**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 113

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 16 – Current Taxes and Deferred Taxes, continued

c) Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of December 31, 2021 and 2020.

	As of December 31,	
	2021	2020
Nominal tax rates by geographic area	Rate	Rate
Chile	27.0 %	27.0 %
Colombia	34.0 %	36.0 %
United States	21.0 %	24.1 %

The main tax effects, according to the nominal tax rates of the countries that are reported consolidated, are the following:

	For the year ended December 31,			
	2021		2020	
	Taxe rate %	Taxe amount MM$	Taxe rate %	Taxe amount MM$
Amount calculated by using the statutory rates	27.00	105,623	27.00	(291,405)
Inflation-indexation adjustment over tax equity (3)	(15.88)	(62,109)	2.21	(23,814)
Exchange rate changes on investment in Colombia (4)	16.54	64,713	1.69	(18,285)
Effect of Colombian subsidiaries rates (2)	(0.51)	(1,992)	1.19	(12,884)
Variación tipo de cambio inversión EEUU	1.66	6,480	0.15	(1,665)
Tax rate change effect in New York	(0.21)	(812)	—	(10)
Goodwill impairment effect	—	—	(17.39)	187,633
Capital investments tax exemptions (5)	2.59	10,127	0.12	(1,303)
Intangible tax penalties	(0.57)	(2,232)	(0.61)	6,561
Tax rate change effect in Colombia	(2.26)	(8,860)	(0.35)	3,804
Tax impact arising from New York branch income	0.95	3,728	(0.09)	931
Other adjustments (1)	(0.58)	(4,512)	(0.91)	9,775
Effective rate and profit (expense) for tax	**28.73**	**110,154**	**13.01**	**(140,662)**

(1) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.
(2) These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result.
(3) During the fiscal year ended December 31, 2021, he inflation indexation adjustments over the Tax Equity was equal to 6.7% (2.7% in 2020).
(4) For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes without a corresponding effect on the accounting results. The value presented here represents the income tax expense (income) due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it financially against the tax effect generated by the variation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net exchange profit (loss) line of the Consolidated Statement of Income for the year.
(5) Capital investments tax exemptions arises from art 104 LIR which excludes sales from investment instruments from payment of income tax. In 2020, positive impact resulted from gains generated from sales, which implied a positive effect in the tax line. On the contrary, in 2021 negative results were generated in these transactions, which implied a negative effect on the tax line.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 114

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 16 – Current Taxes and Deferred Taxes, continued

d) Tax effects on Other Comprehensive Income

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the ended December 31,	
	2021	2020
	MCh$	MCh$
Available for sale investments	38,999	1,778
Net investment in foreign operations hedge	18,416	(21,795)
Cash flows hedge	(21,118)	(707)
Totals in other comprehensive income	**36,297**	**(20,724)**

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the year ended December 31,	
	2021	2020
	MCh$	MCh$
Income taxes related to defined benefits obligations	(274)	(19)
Totals in other comprehensive income	**(274)**	**(19)**

e) Effect of deferred taxes

e.1) Totals deferred taxe

	As of December 31 2021			As of December 31 2020		
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred taxes with effect on profit and loss						
Allowances for loan losses	154,489	—	154,489	183,996	—	183,996
Miscellaneous provisions	100,137	—	100,137	67,198	—	67,198
Tax losses	57,248	—	57,248	51,546	—	51,546
Lease division and others	17,249	—	17,249	10,803	—	10,803
Net tax value of amortizable assets	1,459	—	1,459	2,231	—	2,231
Provisions for employee benefits	11,339	—	11,339	7,368	17	7,385
Interest and inflation-indexation overdue portfolio	3,919	—	3,919	6,031	—	6,031
Mark to market of financial instruments	(33,753)	—	(33,753)	37,517	—	37,517
IFRS 16 leases effects	1,356	—	1,356	1,643	—	1,643
Price difference not accrued	340	—	340	183	—	183
Itaú-Corpbanca business combination	(17,399)	—	(17,399)	(17,975)	—	(17,975)
Depreciation of plants and equipment	(29,541)	—	(29,541)	(30,697)	(274)	(30,971)
Others	(1,107)	—	(1,107)	(272)	20	(252)
Totals assets (liabilities) for deferred taxes	**265,736**	**—**	**265,736**	**319,572**	**(237)**	**319,335**
Deferred taxes with effect on other comprehensive income						—
Taxes for investments available for sale	(1,803)	—	(1,803)	(9,946)	—	(9,946)
Taxes on held to maturity investments	27,760	—	27,760	—	—	—
Taxes due to accounting hedge effect net investment	9,872	—	9,872	—	—	—
Taxes due to cash flow hedge effect	(1,262)	—	(1,262)	—	—	—
Taxes on defined benefit obligations	4,235	—	4,235	4,486	—	4,486
Subtotal deferred tax assets (liabilities) with effect on other comprehensive income	**38,802**	**—**	**38,802**	**(5,460)**	**—**	**(5,460)**
Total deferred tax assets (liabilities)	**304,538**	**—**	**304,538**	**314,112**	**(237)**	**313,875**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021

115

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area

	As of December 31 2021				As of December 31 2020			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	206,893	20,447	77,198	304,538	245,271	18,663	50,178	314,112
Deferred tax liabilities	—	—	—	—	—	—	(237)	(237)
Totals by geographic area, net	**206,893**	**20,447**	**77,198**	**304,538**	**245,271**	**18,663**	**49,941**	**313,875**

(*) Corresponds to the New York branch.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31 2021				As of December 31 2020			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	139,575	718	14,196	154,489	172,045	—	11,951	183,996
Miscellaneous provisions	80,748	1,978	17,411	100,137	67,374	1,025	(1,201)	67,198
Tax losses	3,157	17,038	37,053	57,248	1,744	15,500	34,302	51,546
Lease division and others	7,501	—	9,748	17,249	3,682	—	7,121	10,803
Net tax value of amortizable assets	1,459	—	—	1,459	2,231	—	—	2,231
Provision associated with staff	4,286	393	6,660	11,339	3,634	195	3,556	7,385
Interest and inflation-indexation overdue portfolio	3,919	—	—	3,919	6,031	—	—	6,031
Mark to market of financial instruments	(15,073)	368	(19,048)	(33,753)	40,938	(448)	(2,973)	37,517
Lease division and others	725	—	631	1,356	1,080	48	515	1,643
Price difference not accrued	340	—	—	340	183	—	—	183
Itaú-Corpbanca business combination	(17,446)	—	47	(17,399)	(17,975)	—	—	(17,975)
Depreciation of plants and equipment	(29,469)	(56)	(16)	(29,541)	(31,611)	(68)	708	(30,971)
Others	(969)	(1)	(137)	(1,107)	(2,523)	2,860	(589)	(252)
Totals assets (liabilities), net	**178,753**	**20,438**	**66,545**	**265,736**	**246,833**	**19,112**	**53,390**	**319,335**
Taxes for investments available for sale	380	9	(2,192)	(1,803)	(1,562)	(449)	(7,935)	(9,946)
Taxes on held to maturity investments	27,760	—	—	27,760	—	—	—	—
Taxes due to accounting hedge effect net investment	—	—	9,872	9,872	—	—	—	—
Taxes due to cash flow hedge effect	—	—	(1,262)	(1,262)	—	—	—	—
Taxes on defined benefit obligations	—	—	4,235	4,235	—	—	4,486	4,486
Comprehensive results	**28,140**	**9**	**10,653**	**38,802**	**(1,562)**	**(449)**	**(3,449)**	**(5,460)**
Total deferred tax assets (liabilities)	**206,893**	**20,447**	**77,198**	**304,538**	**245,271**	**18,663**	**49,941**	**313,875**

(*) Corresponds to the New York branch.

f) Summary of deferred taxes

The following is a summary of the deferred taxes, considering both their effect on equity and on income.

	As of December 31,	
	2021	2020
	MCh$	MCh$
Deferred tax assets		
With effect on other comprehensive income	38,802	(5,460)
With effect on profit and loss	265,736	319,572
Total deferred tax assets	**304,538**	**314,112**
With effect on other comprehensive income	—	—
With effect on profit and loss	—	(237)
Total deferred tax liabilities	**—**	**(237)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 116

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes, continued

g) Effects of the Circular N°3,478 of the CMF and N°47 of Internal tax service

The information presented does not include the operations of entities that are consolidated in the Financial Statements or the leasing and factoring operations. The information presented only includes the operations of the contributing Bank, as of December 31, 2021 and 2020.

Total assets are reported at carrying amounts and assets at tax value, regardless of the fact that the transactions are not related to each other or that they do not correspond to what should be included in the past due loan columns.

The following is the detail of the operations for the year ended December 31, 2021:

A. Loans and accounts receivable from customers As of December 31 2021	Carrying amount	Tax value for the assets		
		Totals	Secured overdue portfolio	Unsecured overdue portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	11,246,097	11,268,434	59,816	116,319
Mortgage loans	5,512,449	5,512,449	2,604	10,189
Consumer loans	1,857,963	1,857,963	375	13,632
Totals	18,616,509	18,638,846	62.795	140.140

B. Allowances for the overdue portfolio	Balances as of January 1, 2021	Write-off against provisions	Allowances established	Allowances released	Balances as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	114,945	27,800	69,352	40,178	116,319
Mortgage loans	11,559	1,723	6,201	5,848	10,189
Consumer loans	17,192	7,849	13,574	9,285	13,632
Totals	143,696	37,372	89,127	55,311	140,140

C. Direct charge-offs and recoveries	MCh$	D. application of Art 31 No. 4 paragraphs 1 and 3	MCh$
Direct charge-offs Art 31 No.4, paragraph 2	160,079	Charge-offs, paragraph 1	—
Cancelations that resulted in releasing provisions	—	Relief, paragraph 3	—
Recoveries or renegotiation of charged-off loans	44,695		

The following is the detail of the operations for the year ended December 31, 2020:

A. Loans and accounts receivable from customers As of December 31 2020	Carrying amount	Tax value for the assets		
		Totals	Secured overdue portfolio	Unsecured overdue portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,612,466	10,634,803	57,245	114,945
Mortgage loans	4,636,149	4,636,149	13,515	11,559
Consumer loans	1,706,656	1,706,656	1,296	17,192
Totals	16,955,271	16,977,608	72,056	143,696

B. Allowances for the overdue portfolio	Balances as of January 1, 2020	Write-off against provisions	Allowances established	Allowances released	Balances as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	93,072	46,814	68,687	—	114,945
Mortgage loans	217	8,946	20,288	—	11,559
Consumer loans	25,760	145,307	136,739	—	17,192
Totals	119,049	201,067	225,714	—	143,696

C. Direct charge-offs and recoveries	MCh$	D. application of Art 31 No. 4 paragraphs 1 and 3	MCh$
Direct charge-offs Art 31 No.4, paragraph 2	201,067	Charge-offs, paragraph 1	—
Cancelations that resulted in releasing provisions	—	Relief, paragraph 3	—
Recoveries or renegotiation of charged-off loans	—		

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 117

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 17 – Other Assets

a) As of December 31, 2021 and 2020, composition of heading is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Assets for leasing (1)	**29,241**	**10,807**
Assets received or awarded in lieu of payment (2)	**5,387**	**9,009**
Assets received in lieu of payment	16,958	16,055
Provisions for assets received in lieu of payment or awarded	(14,404)	(13,306)
Assets awarded at judicial auction	2,833	6,260
Other assets	**788,138**	**582,953**
Deposits in guarantee	8,385	11,230
Accounts and notes receivable (3)	96,244	46,175
Right of intermediation operations	33,137	26,589
Assets recovered from leasing operations for sale	6,412	3,809
Rentals paid in advance (4)	—	991
Fixed assets held for sale (6)	478	1,809
Prepaid expenses (5)	27,538	26,629
Collateral for financial transactions (threshold)	582,448	413,439
VAT credit	5,034	3,562
Insurance brokerage fees receivable	7,502	6,741
Investments in companies held for sale (7)	1,746	—
Other assets	19,214	41,979
Totals	**822,766**	**602,769**

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. At December 31, 2021, these assets represented 0.01% (0.08% at December 31, 2020) of the Bank's effective equity. Assets awarded in judicial auction correspond to assets that have been acquired in judicial auction in payment of debts previously contracted with the Bank. Assets awarded in judicial auction are not subject to the aforementioned margin. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date the asset is received or acquired. In the event that said good is not sold within the course of a year, it must be punished. In response to the COVID-19 pandemic, the CMF issued a transitory regulation that extends the term for the disposal of these assets and makes the provisions on penalties more flexible. See Note 1, letter hh) "New accounting pronouncements". Provisions resulting from the difference between the initial value of these assets in relation to their realizable value are also recorded, when the former is higher.

(3) This includes rights and accounts that fall outside the Bank's line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 34, letter b).

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Comprises of buildings owned by Itaú Corpbanca Colombia S.A. classified as held for sale, approved by the Board of Directors, during the meeting held on July 31, 2018.

(7) The investment in companies held for sale includes the investment held over Nexus S.A. corresponding to a company that provides support to the Bank, on November 30, 2021, subscribed a purchase and sale commitment for 100% of the shares held by the Bank. The Bank had recorded an asset of MCh$1,746 and is recognized as a result of the period 2021 of MCh$468. For further information see note 12.

b) As of December 31, 2021 and 2020, composition of heading is as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Opening balance	**(13,306)**	**(44,301)**
Provisions released	1,659	30,622
Provisions established	(2,538)	(4,006)
Exchange differences	(219)	4,379
Ending balance	**(14,404)**	**(13,306)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 118

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 119 Note 18 - Deposits and Other Demand Liabilities and Time Deposits a) As of December 31, 2021 and 2020 , deposits and other demand liabilities are as follows : As of December 31, 2021 2020 MCh$ MCh$ Checking accounts 4,664,214 4,038,467 Other deposits and demand accounts 2,556,021 1,852,355 Advance payments received from customers 38,199 40,032 Other demand liabilities 317,661 266,552 Totals 7,576,095 6,197,406 b) As of December 31, 2021 and 2020 , deposits and other demand liabilities are as follows : As of December 31, 2021 2020 MCh$ MCh$ Time deposits 10,076,331 11,413,370 Time savings accounts 21,112 19,467 Other time liabilities — 227 Totals 10,097,443 11,433,064

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 19 - Interbank Borrowings

a) As of December 31, 2021 and 2020 interbank borrowings are as follows:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Loans and other obligations		
Chilean Central Bank (*)	3,007,242	2,257,226
Subtotal	**3,007,242**	**2,257,226**
Loan obtained from foreign financial institutions		
Banco Caja Social	58,893	—
Banco Itaú Paraguay S.A.	8,450	—
Banco de Bogotá	—	4,156
Banco Latinoamericano de Exportación (BLADEX)	62,891	60,759
Banco República	330	—
Bancoldex S.A. (Colombia)	22,037	11,123
Bank of America, N.A.	79,744	92,395
Bank of Montreal	158,526	113,404
Bank of New York	42,204	56,858
Bank of Nova Scotia	141,455	82,324
Barclays Bank Plc	—	—
BBVA Asset Management Continental S.A. (Perú)	44,987	75,057
BNP Paribas	118,551	92,167
Citibank N.A.	42,204	37,522
Cobank C.B.	51,603	16,258
Commerzbank A.G.	15	24,055
Corporación Andina de Fomento	84,408	71,073
Credicorp Capital SASAF	96,775	175,854
Deutsche Bank AG	84,177	74,220
Findeter S.A. Financiera del Desarrollo Territorial	55,505	44,100
IFC Corporación Financiera Internacional	88,080	82,561
Interfondos S.A. Sociedad Administradora de Fondos	—	20,105
La Caixa	17,942	25,690
Scotia Fondos Sociedad Administradora de Fondos S.A.	14,408	24,280
Sumitomo Mitsui Banking Corporation	368,250	217,347
Unicredit Bank	16,638	14,220
Wells Fargo Bank, N.A.	202,629	67,519
Zuercher Kantonalbank	—	7,044
Others	50,479	51,661
Subtotal	**1,911,181**	**1,541,752**
Totals	**4,918,423**	**3,798,978**

(*) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The LCL differs from FCIC as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirement. Both the FCIC and the LCL accrue interests at the Monetary Policy Rate (MPR) in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 120

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 121 Note 19 - Interbank Borrowings, continued b) Interbank borrowings by maturity are as follows: As of December 31, 2021 2020 MCh$ MCh$ Within 1 year 1,72 4 , 265 942,140 After 1 year but within 2 years 53 2 , 792 962,045 After 2 years but within 3 years 2,604,282 8,764 After 3 years but within 4 years 16,712 1,847,890 After 4 years but within 5 years 29,271 15,675 After 5 years 11,101 22,464 Totals 4,918,423 3,798,978

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 122 Note 20 - Debt Instruments Issued and Other Financial Liabilities As of December 31, 2021 and 2020 , t he composition of this caption is as follows: As of December 31, 2021 2020 MCh$ MCh$ Debt instruments issued Mortgage finance bonds 24,035 30,846 Senior bonds 5,585,760 5,092,979 Subordinated bonds 1,153,045 1,081,031 Subtotals 6,762,840 6,204,856 Other financial liabilities Liabilities with the public sector — — Borrowings from local financial institutions 42,435 13,123 Foreign borrowings — — Subtotals 42,435 13,123 Totals 6,805,275 6,217,979 Debts classified as short - term are those that constitute demand obligations or will expire within a year. All other debts are classified as long - term. Detail is as follows : As of December 31 2021 Short - term Long - term Totals MCh$ MCh$ MCh$ Mortgage finance bonds 6,809 17,226 24,035 Senior bonds 506,250 5,079,510 5,585,760 Subordinated bonds 5,448 1,1 47 , 597 1,153,045 Debt instruments issued 518,507 6, 244 , 333 6,762,840 Other financial liabilities 42,435 — 42,435 As of December 31 2020 Short - term Long - term Totals MCh$ MCh$ MCh$ Mortgage finance bonds 6,595 24,251 30,846 Senior bonds 321,678 4,771,301 5,092,979 Subordinated bonds — 1,081,031 1,081,031 Debt instruments issued 328,273 5,876,583 6,204,856 Other financial liabilities 13,123 — 13,123

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 123 Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2021 and 2020 : a) Mortgage finance bonds Detail of maturities for mortgage finance bonds is as follows: As of December 31, 2021 2020 MCh$ MCh$ Within 1 year 6,809 6,595 After 1 year but within 2 years 4,842 5,638 After 2 years but within 3 years 3,582 5,068 After 3 years but within 4 years 3,402 4,544 After 4 years but within 5 years 1,450 3,484 After 5 years 3,950 5,517 Totals 24,035 30,846 b) Senior bonds Details for senior bonds, by currency, are as follows: As of December 31, 2021 2020 MCh$ MCh$ Bonds in UF 4,651,061 4,134,994 Bonds in CLP 352,171 399,992 Bonds in COP 582,528 557,993 Totals 5,585,760 5,092,979 Detail of maturities for senior bonds is as follows: As of December 31, 2021 2020 MCh$ MCh$ Within 1 year 506,250 321,678 After 1 year but within 2 years 319,656 486,427 After 2 years but within 3 years 652,472 309,111 After 3 years but within 4 years 464,006 589,699 After 4 years but within 5 years 1,083,803 592,851 After 5 years 2,559,573 2,793,213 Totals 5,585,760 5,092,979

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2021:

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01/15/2021	03/09/2029
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01/19/2021	03/09/2029
BITADB0919	UF	1,000,000	6 years and 1 months	0.75% annual	02/10/2021	03/09/2027
BITADB0919	UF	2,000,000	6 years	0.75% annual	03/11/2021	03/09/2027
BITADD0919	UF	500,000	7 years and 11 months	0.75% annual	04/09/2021	03/09/2029
BITADD0919	UF	1,500,000	7 years and 10 months	0.75% annual	05/31/2021	03/09/2029
BITACW0418	UF	2,000,000	9 years and 1 months	2.00% annual	08/27/2021	10/09/2030
BITADB0919	UF	1,000,000	5 years and 6 months	0.75% annual	09/14/2021	03/09/2027
BITADB0919	UF	1,000,000	5 years and 6 months	0.75% annual	09/15/2021	03/09/2027
BITACN0419	CLP	60,000,000,000	4 years and 5 months	2.50% annual	10/21/2021	04/01/2026
BITACW0418	UF	5,500,000	8 years and 11 months	2.00% annual	10/26/2021	10/09/2030
BITACT0418	UF	2,000,000	5 years and 11 months	2.00% annual	10/26/2021	10/09/2027
BITACV0418	UF	3,000,000	7 years and 11 months	2.00% annual	11/03/2021	10/09/2029
BITACT0418	UF	2,000,000	5 years and 11 months	2.00% annual	11/03/2021	10/09/2027
Total CLP		**60,000,000,000**				
Totales UF		**23,500,000**				

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE C36	COP	182,310,000,000	3 years	1.76% anual	06/29/2021	06/29/2024
SUBSERIEC120	COP	151,094,000,000	10 years	3.72% anual	06/29/2021	06/29/2031
Totals		**333,404,000,000**				

Senior bonds issued during the year ended December 31, 2020:

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACS0418	UF	3,000,000	6 years and 6 months	2% annual	04/08/2020	09/10/2026
BITACR0418	UF	3,000,000	5 years and 6 months	2% annual	04/08/2020	09/10/2025
Totals		**8,000,000**				

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SERIE A - 60	COP	148,100,000,000	5 years	6.00% annual	02/27/2020	02/27/2025
SERIE U - 120	COP	351,837,710,484	10 years	2.71% annual	02/27/2020	02/27/2030
SERIE A SUBSERIE A60	COP	165,915,000,000	5 years	4.83% annual	09/29/2020	09/29/2025
SUBSERIE B36	COP	134,100,000,000	3 years	1.28% annual	09/29/2020	09/29/2023
Totals		**799,952,710,484**				

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 124

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 125 Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued c) Subordinated bonds Details of subordinated bonds, by currency, are as follows: As of December 31, 2021 2020 MCh$ MCh$ Bonds in UF 98,708 95,373 Bonds in CLP 857,274 811,185 Bonds in COP 197,063 174,473 Totals 1,153,045 1,081,031 Detail of maturities for subordinated bonds is as follows: As of December 31, 2021 2020 MCh$ MCh$ Within 1 year 5,448 — After 1 year but within 2 years 22,169 10,082 After 2 years but within 3 years 143,767 21,706 After 3 years but within 4 years — 122,290 After 4 years but within 5 years — — After 5 years 981,661 926,953 Totals 1,153,045 1,081,031 .. For the years ended December 31, 2021 and 2020 no issuance of subordinated bonds took place. d) Other financial obligations As of December 31, 2021 2020 MCh$ MCh$ Within 1 year — — After 1 year but within 2 years — — After 2 years but within 3 years — — After 3 years but within 4 years — — After 4 years but within 5 years — — After 5 years — — Totals financial liabilities — — Short - term financial liabilities Amounts due to credit card transactions 42,435 13,123 Others — — Totals other financial liabilities 42,435 13,123 As of December 31, 2021 and 2020 , the Bank has not incurred in any default in the payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 126 Note 21 – Provisions As of December 31, 2021 and 2020 , the Bank has registered the following movements in its provisions: a) Other provisions Provisions disclosed in liabilities as of December 31, 2021 and 2020 present the following detail: As of December 31, 2021 2020 MCh$ MCh$ Provisions for personnel salaries and expenses 116,274 90,739 Provisions for mandatory dividends 83,342 — Provisions for contingent loans risk (1) 48,120 44,049 Provisions for contingencies (2) 138,465 142,423 Provisions for country risk 6,064 5,072 Totals 392,265 282,283 (1) See Note 23, letter c. (2) Includes additional allowances for commercial loans of MCh$76,851, housing loans of MCh$12,022 and consumer loans of MCh$44,4 50. As of December 31, 2020, additional allowance balances for commercial loans of MCh$53,373, housing loans of MCh$15,500 and consumer loans of MCh$68,975. b) Provisions for contingent loans Provisions established as of December 31, 2021 and 2020 for contingent loans are detailed as follows: As of December 31, 2021 2020 MCh$ MCh$ Co - signers and guarantors 12,053 9,175 Letters of documentary credits issued 742 685 Confirmed foreign letters of credit 1 1 Performance and bid bonds 12,569 12,910 Unrestricted lines of credit 18,784 11,833 Other contingent loans 3,971 9,445 Total provisions for contingent loans 48,120 44,049

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 21 – Provisions, continued

c) The following table details the movements in provisions during 2021 and 2020:

	Provisions for				
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**90,739**	**—**	**44,049**	**147,495**	**282,283**
Provisions applied	(46,062)	—	—	(162)	(46,224)
Provisions recorded	170,962	83,342	20,993	33,893	309,190
Provisions released	(96,264)	—	(17,248)	(37,462)	(150,974)
Other movements	(3,101)	—	326	765	(2,010)
Balances as of December 31, 2021	**116,274**	**83,342**	**48,120**	**144,529**	**392,265**

	Provisions for				
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	**102,877**	**38,120**	**44,947**	**8,163**	**194,107**
Provisions applied	(55,487)	(38,120)	—	(85)	(93,692)
Provisions recorded	133,055	—	16,509	152,870	302,434
Provisions released	(85,078)	—	(16,365)	(15,431)	(116,874)
Other movements	(4,628)	—	(1,042)	1,978	(3,692)
Balances as of December 31, 2020	**90,739**	**—**	**44,049**	**147,495**	**282,283**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
127

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 21 – Provisions, continued

d) Provisions for payroll and employee benefits

		As of December 31,	
		2021	2020
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	9,061	9,300
Provision for pension plan	(e.2)	26,889	31,531
Provision for retroactive unemployment plan	(e.3)	297	296
Provision for retirements bonus plan	(e.4)	670	689
Provision of compensation years of service (short term)	(f)	1,034	716
Provision for other employee benefits	(*)	58,903	31,000
Vacation accrual		19,420	17,207
Total provisions for contingent loans		**116,274**	**90,739**

(*) It includes provision for performance compensations, holiday benefits, year-end bonuses and other similar employee compensation.

e) The main aspects of the Bank's long term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50) Colombia.

Financing: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the "projected accrued benefit" is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 128

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 129 Note 21 – Provisions, continued The economic assumptions are summarized as follow: As of December 31, 2021 2020% % Assumptions Discount rate 7.00 5.00 Expected rate of salary increases 7.70 4.50 The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following: As of December 31, 2021 2020 MCh$ MCh$ Balances as of January 1, 9,300 9,814 Net cost of benefits (*) 656 1,191 Payments (1,006) (820) Provisions recorded — — Exchange differences 111 (885) Balances as of December 31, 9,061 9,300 (*) Detail of net cost of benefit is as follow: As of December 31, 2021 2020 MCh$ MCh$ Current cost of benefits 209 681 Interest expense on obligation 447 510 Totals 656 1,191 e.2) Pension plan Description: Old - age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Using this method the benefit obligation is determined as the present value of current benefits for past services, but calculating the plan benefit based on the salary projected to the date on which it is assumed that the participant receives the be nefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follow: As of December 31, 2021 2020% % Assumptions Discount rate 7.50 4.25 Expected rate of salary increases 5.20 3.00 Inflation rate 5.20 3.00

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 21 – Provisions, continued

The detail of Pension plan balances movements is as follow:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Balances as of January 1,	**31,531**	35,166
Interest expense on obligation	1,606	1,911
Payments	(3,238)	(3,260)
Actuarial losses (gains)	(3,389)	885
Exchange differences	379	(3,171)
Balances as of December 31,	**26,889**	**31,531**

e.3) Retroactive unemployment plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. For all active plan participants, the "projected accrued benefit" is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions.

The economic assumptions are summarized as follow:

	As of December 31,	
	2021	2020
	%	%
Assumptions		
Discount rate	5.75	4.25
Expected rate of salary increases	7.70	4.50
Inflation rate	5.20	3.00

The details of movements for this benefits during years ended December 31, 2021 and 2020 are as follow:

	As of December 31,	
	2021	2020
	MCh$	MCh$
Balances as of January 1,	**296**	**334**
Details of defined obligation	109	87
Current service costs	11	15
Actuarial gains	(36)	(29)
Payments of benefits	(87)	(80)
Exchange differences	4	(31)
Balances as of December 31,	**297**	**296**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
130

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 131 Note 21 – Provision s , continued e.4) Retirement Bonus Plan Description: Fixed payment upon retirement Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Under this method, the benefit obligation is determined by the present value of the current benefits for past service but calculat ing the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit. The economic assumptions are summarized as follow: As of December 31, 2021 2020% % Assumptions Discount rate 7.50 5.50 Expected rate of benefit increases 7.20 4.00 Inflation rate 5.20 3.00 The movements in amounts recognized for this benefit are as follow: As of December 31, 2021 2020 MCh$ MCh$ Balances as of January 1, 689 687 Current service costs 49 46 Interest expense on obligation 36 39 Actuarial gains (losses) (97) (13) Payments of benefits (17) (7) Exchange differences 10 (63) Balances as of December 31, 670 689 The effect on Other Comprehensive Income is summarized as follow: As of December 31, 2021 2020 MCh$ MCh$ Pension plan (e.2) (3,389) 885 Retroactive unemployment plan (e.2) (36) (29) Retirement bonus plan (e.2) (97) 33 Total recognition of obligations for defined benefits (3,522) 889

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 21 – Provisions, continued

f) Future payments

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

- The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.
- Changes in economic and demographic assumptions.
- Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
- Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

The following is a detail of future payments for the year 2021 and 2020:

2021	Long-term termination benefits	Pension plan	Retroactive unemployment plan	Retirement bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2022	1,178	2,465	105	102
Year 2023	1,154	2,427	72	50
Year 2024	880	2,410	32	37
Year 2025	841	2,386	15	39
Year 2026 - 2030	1,016	2,353	1	37
Year 2027 - 2031	4,883	11,085	90	227

2020	Long-term termination benefits	Pension plan	Retroactive unemployment plan	Retirement bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2021	953	2,614	65	72
Year 2022	1,105	2,471	56	42
Year 2023	1,105	2,410	66	48
Year 2024	877	2,388	29	38
Year 2025	786	2,360	15	40
Year 2026-2030	4,612	11,161	43	197

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 132

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 133 Note 22 - Other Liabilities As of December 31, 2021 and 2020, composition of this item is as follows: As of December 31, 2021 2020 MCh$ MCh$ Accounts and notes payable (1) 434,938 310,713 Collateral for financial transactions (threshold) 196,012 308,674 Accounts payable through intermediaries 24,488 24,572 VAT and other monthly taxes 18,467 15,862 Deferred fees 3,816 7,690 Unearned income (2) 12,744 21,782 Dividends payable 244 246 Other liabilities 18,903 10,495 Totals 709,612 700,034 (1) Groups obligations that do not correspond to operations of the business, such as price balances for purchases of materials, price ba lance or obligations for leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment .. (2) Corres ponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordan ce with applicable accounting standards ..

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 134 Note 23 - Contingencies, Commitments, and Responsibilities a) Lawsuits and Legal Proceed ings Lawsuits against the Bank As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. The amount of the claims amounts to approximately MCh$29,444 as of December 31, 2021 (MCh$22,737 as of December 31, 2020). owever, Management’s opinion based on reports from the Legal Division as of December 31, 2021, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial Statements .. Notwithstanding the above, as of December 31, 2021, provisions of MCh$250 (MCh$545 as of December 31, 2020) are maintained. Itaú Corpbanca Colombia S.A. The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims am ount, in the aggregate , to MCh$40,813 as of December 31, 2021 (MCh$35,043 as of December, 20 20 ). According to the evaluation of the expected results in each lawsuits the Bank ha s recorded a provision of MCh$464 as of December 31, 2021 (MCh$ 94 as of December 31, 2020 ). Itaú Admi nistradora General de Fondos S.A. Itaú Administradora General de Fondos S.A. is being sued in civil and administrative proceedings, which involve mainly transactions associated with funds management. These proceedings amount to a total of MCh $95, plus compe nsation for damages for a total of MCh $39 as of December 31, 2021 .. No provision has been recorded to cover these based on the best possible estimate of the outcome. b) Commitments Transaction Agreement On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú - Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategi c association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016. The Transaction Agreement (from January 2014 an d its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities, continued

interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement is expressly subject to obtaining the necessary and prior regulatory approvals required in Chile and abroad.

Pursuant to Article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the CMF, as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in Article 78 of the aforementioned law.

Additionally, in the case of banks incorporated in Colombia, a possible acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Colombian Financial Superintendency (SFC).

By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 et seq. of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of: i) incorporating a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; ii) establishing a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; and iii) establishing a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; and ii) to acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares of its subsidiary Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its ownership.

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together "CorpGroup"), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the "Transaction Agreement", Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías S.A., and MCC S.A. Corredores de Bolsa (herein "MCC entities") in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca is subject to obtaining the corresponding regulatory approvals, including from the Financial Market Commission.

By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 and subsequent articles of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of directly and indirectly acquiring, through Itaú Holding Colombia S.A., 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A., equivalent to 20% of the share capital of the latter company.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 135

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 136 Note 23 - Contingencies, Commitments, and Responsibilities, continued c) Contingent loans and provisions The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses: Contingent loans Provisions (*) As of December 31, As of December 31, 2021 2020 2021 2020 MCh$ MCh$ MCh$ MCh$ Collateral and guarantees 552,340 437,396 12,053 9,175 Confirmed foreign letters of credit 2,756 2,207 1 1 Letters of credit issued 291,975 136,561 742 685 Documentary letters of credit issued 1,800,785 1,407,102 12,569 12,910 Available on demand credit lines 4,496,446 2,656,219 18,784 11,833 Other credit commitments 715,621 754,375 3,971 9,445 Totals 7,859,923 5,393,860 48,120 44,049 (*) See Note 21, letter b. d) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of December 31, 2021 2020 MCh$ MCh$ Third party operations Collections 18,270 16,540 Transferred financial assets managed by the Bank 1,122,204 1,183,053 Third party funds under management — — Subtotals 1,140,474 1,199,593 Custody of securities Securities held in custody 3,818,287 2,269,967 Securities held in custody deposited in other entities 245,863 259 Securities issued by the Bank held in custody 100,106 105,585 Subtotals 4,164,256 2,375,811 Commitments Others — — Subtotals — — Totals 5,304,730 3,575,404

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities, continued

e) Guarantees, Contingencies and other

Itaú Corpbanca

As a result of the financial tensions generated by the pandemic, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL). This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh). This measure includes the possibility of substituting the financial instruments on which the collateral was initially endorsed in favor of the Central Bank if requiered.

As of December 31, 2021, the bank has endorsed 162 loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the BBCC. The principal of the loans amounts to MCh $1,946,822(MCh $1,766,997 as of December 31, 2020), while the credit quality of the loans varies between A1 and A4. Additionally, the bank has also endorse as guarantee, financial instruments classified in the available for sale portfolio for an amount of MCh$837,869 (MCh$319,213 as of December 31, 2020).

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law ("DFL") 251 of 1930, which states that, "Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house," the subsidiary has renewed the following insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2021	04-14-2022	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04-22-2021	04-22-2022	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	04-22-2020	04-22-2022	4,000	Bolsa de Comercio de Santiago

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A.	06-19-2021	06-19-2022	5,000 and 10,000	Bolsa Electrónica de Chile

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
137

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 138 Note 23 - Contingencies, Commitments, and Responsibilities, continued The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. Th e amount amounts to MCh$ 8,661 as of December 31, 2021 (MCh$5,325 as of December 31, 2020 ). The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 22, 2021, for an amount of UF 10,000 as representative of the benefici aries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations. There are guarantees constituted o f US$100,000 equivalent to MCh$84, to guarantee operations with foreign traders, Pershing. As of December 31, 2021 , the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$4,610 (MCh$5,988 as o f December 31, 2020 ). Itaú Administradora General de Fondos S.A. On April 9, 2020, Itaú Administradora General de Fondos S.A. contracted a new guarantee bond for UF 10 , 000 in favor of Fundación DUOC Pontificia Universidad Católica de Chile, to guarantee f aithful compliance with articles 12, 13 and 14 of Law No. 20,712 on the Administration of Third - Party Funds and Individual Portfolios, its Maturity is January 10, 2021. Itaú Corpbanca is the representative of its beneficiaries. Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor's workers: Entity From To Amount (UF) Amount (MCh$) Beneficiary Banco Santander Chile 08 - 30 - 2017 05 - 31 - 2022 15,000 465 Corporación de Fomento de la Producción CORFO Banco Santander Chile 08 - 30 - 20 21 05 - 31 - 2023 500 15 Corporación de Fomento de la Producción CORFO Banco Bice 12 - 30 - 2021 04 - 30 - 2023 500 15 Corporación de Fomento de la Producción CORFO Banco Bice 12 - 30 - 2021 04 - 30 - 2023 15,000 465 Corporación de Fomento de la Producción CORFO

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 24 - Equity

a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of December 31, 2021 and 2020, the paid capital of the Bank is represented by ordinary shares subscribed and paid, with no par value as presented below:

	Common shares	
	As of December 31,	
	2021	2020
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	461,111,111,111	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Totals	**973,517,871,202**	**512,406,760,091**

- **Subscribed and paid shares**

As of December 31, 2021, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, without par value, for a total of MCh$2,688,131. During 2021 the Bank carried out a capital increase process, where by 461,111,111,111 ordinary shares were issued at a price of Ch$1.80 per share (see note 3 Significant events with respect to the capital increase). As of December 31, 2020, the Bank's capital is represented by 512,406,760,091 subscribed and paid-in common shares, without par value, for a total of MCh$1,862,826.

- **Purchase and sale of own shares**

During the years ended December 31, 2021 and 2020, there were no transactions to buy and sell shares of own issuance.

List of major shareholders

The shareholders list as of December 31, 2021 and 2020, is as follows:

Company name or shareholder name	Shares			
	As of December 31 2021		As of December 31 2020	
	N° shares	Ownership %	N° shares	Ownership %
Itaú Unibanco	**551,015,065,630**	**56.60**	**200,966,823,626**	**39.22**
Itaú Unibanco Holding S.A.(1)	256,035,852,654	26.30	115,039,610,411	22.45
ITB Holding Brasil Participaçoes Ltda.	242,989,430,571	24.96	62,567,655,359	12.21
CGB II SpA	24,277,201,538	2.49	10,908,002,836	2.13
CGB III SpA	4,006,137,826	0.41	1,800,000,000	0.35
Saga II SpA	15,579,424,880	1.60	7,000,000,000	1.37
Saga III SpA	8,127,018,161	0.83	3,651,555,020	0.71
Familia Saieh	**139,150,760,455**	**14.29**	**140,835,760,455**	**27.49**
Corp Group Banking S.A.(2)	134,442,850,073	13.81	136,127,850,073	26.57
Compañía Inmobiliaria y de Inversiones Saga SpA	4,707,910,382	0.48	4,707,910,382	0.92
International Finance Corporation	**18,974,820,165**	**1.95**	**17,017,909,711**	**3.32**
Others	**264,377,224,952**	**27.16**	**153,586,266,299**	**29.97**
Stockbrokers	140,668,223,148	14.45	80,382,817,848	15.69
ADR holders and foreign investors	54,904,718,599	5.64	35,127,077,810	6.86
Local institutional investors	57,548,753,873	5.91	25,351,261,131	4.95
Other minority shareholders	11,255,529,332	1.16	12,725,109,510	2.47
Totals	**973,517,871,202**	**100**	**512,406,760,091**	**100**

(1) Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. under custody.
(2) Includes 36,000,000 shares owned by Corp Group Banking S.A. under custody.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 139

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 24 - Equity, continued

b) Dividends

At the Ordinary Shareholders' Meeting of Itaú Corpbanca held on July 18, 2021, it was agreed not to distribute profits given the loss situation as of December 31, 2020.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020, the shareholders agreed to distribute profits for MCh$127,065 representing 100% of the profits for 2019.

Exercise	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2020 (Shareholders Meeting June 2021)	(925,479)	(156,342)	—	— %	512,406,760,091	—
Year 2019 (Shareholders Meeting March 2020)	127,065	—	127,065	100 %	512,406,760,091	0.24798

For the year ended December 31, 2021 and 2020, the basic earnings and diluted earnings are as follows:

Basic earnings and diluted earnings	As of December 31 2021		As of December 31 2020	
	N° shares	Amount	N° shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share				
Net income for the period/year	—	277,806	—	(925,479)
Weighted average number of outstanding shares	598,861	—	512,407	—
Assumed convertible debt conversion	—	—	—	—
Adjusted number of outstanding shares	598,861	—	512,407	—
Basic earnings per share (Chilean pesos)	—	**0.464**	—	**(1,806)**
Diluted earnings per share				
Net income for the period/year	—	277,806	—	(925,479)
Weighted average number of outstanding shares	598,861	—	512,407	—
Dilutive effects				
Assumed convertible debt conversion	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	598,861	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	**0.464**	—	**(1,806)**

During the years ended December 31, 2021 and 2020, there were no dilutive effects.

c) Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed or any impairment must be recorded.

Cash flows hedge: It includes the effects of hedges on the Bank's exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the year.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 140

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 141 Note 24 - Equity, continued Exchange differ ences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the p resentation currency of Itaú Corpbanca (Chilean peso). Defined benefits obligations: This includes the effects of applying IAS 19 “Employee Benefits” .. The following are the equity effects and income taxes for years ended December 31, 2021 and 2020 : Net investments Exchange differences Available for in foreign Cash on investment Defined As of December 31 2021 sale operations flows in Colombia benefits investments hedges hedges and New York branch obligations Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Other comprehensive income (loss) before income taxes Balances as of January 1, 2020 29,993 (8,621) 63,339 (26,326) (8,116) 50,269 Effects for the period (1 57 , 258 ) 49,321 (28,239) 41,6 80 2,969 (91,527) Disarmament of net foreign coverage — — (60,847) — — (60,847) Balances as of December 31, 2020 (127,265) 40,700 (25,747) 15,35 4 (5,147) ( 102 , 105 ) Income taxes related to components of other comprehensive income (loss) Balances as of January 1, 2020 (11,420) (40) (15,168) — 2,232 (24,396) Effects for the period 37,885 (2 0,831 ) 17,331 — (238) 34,147 Disarmament of net foreign coverage — — 16,686 — — 16,686 Balances as of December 31, 2020 24,465 (2 0,871 ) 1 8 , 849 — 1,994 26 , 437 Net balances as of December 31, 2020 (100,800) 19,829 (6,898) 15,35 4 (3,153) (75,668) Net investments Exchange differences Available for in foreign Cash on investment Defined As of December 31 2020 sale operations flows in Colombia benefits investments hedges hedges and New York branch obligations Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Other comprehensive income (loss) before income taxes Balances as of January 1, 2020 35,170 (822) (17,383) 35,283 (6,484) 45,764 Effects for the period (5,177) (7,799) 80,722 (61,609) (1,632) 4,505 Balances as of December 31, 2021 29,993 (8,621) 63,339 (26,326) (8,116) 50,269 Income taxes related to components of other comprehensive income (loss) Balances as of January 1, 2020 (11,584) (465) 6,627 — 1,798 (3,624) Effects for the period 164 425 (21,795) — 434 (20,772) Balances as of December 31, 2021 (11,420) (40) (15,168) — 2,232 (24,396) Net balances as of December 31, 2021 18,573 (8,661) 48,171 (26,326) (5,884) 25,873 d) Reserves In consideration of the loss situation as of December 31, 2020, in accord ance with Chapter B - 4 of the C AS , losses were absorbed at the opening of the current year against retained earnings and reserves. As a result of the absorption of losses, retained earnings from prior years and reserves from income were fully consumed and other non - earni ngs reserves decreased by M Ch$318,126, leavi ng a ba lance at December 31, 2021 of M Ch$470,873.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 24 - Equity, continued

e) Retained earnings from prior years

Corresponds to undistributed earnings to shareholders for a total of MCh$156,342 as of December 31, 2020.

In consideration of the loss situation as of December 31, 2020, in accordance with Chapter B-4 of the CAS, it is important to consider that the losses were absorbed at the time of the opening of the current year against retained earnings accounts and against reserves if they were insufficient.

f) Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of December 31, 2021 and for the year ended that date:

Subsidiary	Non-controlling interest	Equity	Net income	Available for sale investments	Conversion differences	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.015	486	74	—	—	—	—	—	—	—
Itaú Corpbanca Colombia S.A. y filiales	12.900	74,056	930	(3,380)	2,921	1,817	(3,051)	440	1,876	623
Totals		**74,542**	**1,004**	**(3,380)**	**2,921**	**(1,234)**	**440**	**1,876**	**623**	**623**

As of December 31, 2020 and for the year ended that date:

Subsidiary	Non-controlling interest	Equity	Net income	Available for sale investments	Conversion differences	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.015	404	(33)	—	—	—	—	—	—	(33)
Itaú Corpbanca Colombia S.A. y filiales	12.900	72,511	(13,105)	(3,915)	(8,090)	2,117	1,629	29	(8,230)	(21,335)
Totals		**72,915**	**(13,138)**	**(3,915)**	**(8,090)**	**2,117**	**1,629**	**29**	**(8,230)**	**(21,368)**

The following table shows the non-controlling interest movements for the years ended on December 31, 2021 and 2020, is as follows:

	2021	2020
	MCh$	MCh$
Balances as of January 1,	**72,915**	**94,283**
Comprehensive income (loss) for the year	1,627	(21,368)
Effects of change of ownership	—	—
Balances as of December 31,	**74,542**	**72,915**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 142

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 143 Note 24 - Equity, continued Itaú Corpbanca’s main subsidiary with non - controlling interest is as follows: As of December 31 2021 As of December 31 2020 Ent ity name Non - Non - Main Ownership controlling Ownership controlling Country Business percentage interest percentage interest Itaú Corpbanca Colombia S.A. and subsidiaries Colombia Bank 87.100% 12.900% 87.100% 12.900 % Information that represents the non - controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows: As of December 31, Statements of Financial Position summary 2021 2020 MCh$ MCh$ Current assets 6,084,224 5,177,419 Current liabilities (4,021,720) (3,184,281) Net current assets (liabilities) 2,062,504 1,993,138 Non - current assets 712,102 856,927 Non - current liabilities (2,203,537) (2,286,951) Net non - current assets (liabilities) (1,491,435) (1,430,024) Total net assets (liabilities) 571,069 563,114 Accumulated non - controlling interest 74,056 72,511 For the years ended December 31, Statements of Income summary 2021 2020 MCh$ MCh$ Interest income 341,292 418,477 Income (loss) for the period 7,210 (101,498) Non - controlling interest income (loss) 931 (13,104) For the years ended December 31, Statements of Cash Flows summary 2021 2020 MCh$ MCh$ Net cash flows provided by (used in) operating activities 638,437 (109,188) Net cash flows provided by (used in) investing activities 35,840 27,673 Net cash flows provided by (used in) financing activities 43,822 74,137 Net increase (decrease) in cash flows 718,099 (7,378)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 24 - Equity, continued

g) Consolidated comprehensive income for the year

Items	For the years ended December 31,					
	2021			2020		
	Equity holders of the Bank	Non-controlling interest	Totals	Equity holders of the Bank	Non-controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period	**277,806**	**1,004**	**278,810**	**(925,479)**	**(13,138)**	**(938,617)**
Other comprehensive income (loss) before income taxes						
Available for sale investments	(157,258)	(3,380)	(160,638)	(5,177)	(3,915)	(9,092)
Net investment in foreign operations hedges	(28,239)	1,817	(26,422)	80,722	—	80,722
Cash flow hedges	49,321	(3,051)	46,270	(7,799)	2,117	(5,682)
Exchange differences	41,680	2,921	44,601	(61,609)	(8,090)	(69,699)
Defined benefits obligations	2,969	440	3,409	(1,632)	1,629	(3)
Subtotals	**(91,527)**	**(1,253)**	**(92,780)**	**4,505**	**(8,259)**	**(3,754)**
Income taxes						
Available for sale investments	37,885	1,114	38,999	164	1,614	1,778
Net investment in foreign operations hedges	17,331	1,086	18,417	(21,795)	—	(21,795)
Cash flow hedges	(20,831)	(288)	(21,119)	425	(1,132)	(707)
Defined benefits obligations	(238)	(36)	(274)	434	(453)	(19)
Subtotals	**34,147**	**1,876**	**36,023**	**(20,772)**	**29**	**(20,743)**
Other comprehensive income (loss) for the period	**(57,380)**	**623**	**(56,757)**	**(16,267)**	**(8,230)**	**(24,497)**
Comprehensive income (loss) for the period	**220,426**	**1,627**	**222,053**	**(941,746)**	**(21,368)**	**(963,114)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021

144

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, regardless if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a) The composition of interest income, including the effects related to hedge accounting, for the years ended December 31, 2021 and 2020, is as follows:

	For the years ended December 31,							
	2021				2020			
Interest income	Interest	Inflation indexation adjustment	Prepayment fees	Totals	Interest	Inflation indexation adjustment	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	3,712	—	—	3,712	3,567	—	—	3,567
Interbank loans	621	—	—	621	1,541	—	—	1,541
Commercial loans	572,103	269,316	7,329	848,748	703,120	116,425	4,656	824,201
Mortgage loans	182,768	324,732	1,178	508,678	182,905	116,993	1,066	300,964
Consumer loans	302,916	191	2,268	305,375	321,923	130	2,517	324,570
Financial investments	45,629	44,918	—	90,547	58,083	20,955	—	79,038
Other interest income	10,575	6,355	—	16,930	7,624	1,821	—	9,445
Gain (loss) from hedge accounting	39,475	(163,104)	—	(123,629)	25,980	(49,905)	—	(23,925)
Totals	**1,157,799**	**482,408**	**10,775**	**1,650,982**	**1,304,743**	**206,419**	**8,239**	**1,519,401**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 145

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 146 Note 25 – Interest Income and Interest Expense, continued b) Interest and readjustments subject suspensión of recognition of results, as indicated in letter m) of Note 1, are recorded in memorándum accounts, as long as they are not actually received. For the year ended December 31, 2021 and 2020 , the detail of the amount due for interest and inflation - index ation adjustments is as follows: For the year ended December 31, 2021 2020 Interest Inflation indexation adjustments Totals Interest Inflation indexation adjustments Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commercial loans 26,113 4,911 31,024 20,539 4,328 24,867 Mortgage loans 3,345 3,609 6,954 3,804 2,545 6,349 Consumer loans 349 — 349 220 — 220 Totals 2 9,807 8,520 38,327 24,563 6,873 31,436 c) Details of interest expenses and inflation - indexation adjustments including the effect related to hedge accounting, for the years ended December 31, 2021 and 2020 is as follows: For the year ended December 31, 2021 2020 Inflation Inflation Interest expenses and Inflation indexation indexation indexation adjustments Interest adjustment Totals Interest adjustment Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deposits and other demand liabilities (30,027) (1,185) (31,212) (46,530) (312) (46,842) Obligations under repurchase agreements (5,784) (5) (5,789) (8,621) (1) (8,622) Time deposits and other time liabilities (152,854) (19,436) (172,290) (254,633) (7,764) (262,397) Interbank borrowings (29,127) — (29,127) (55,541) — (55,541) Debt instruments issued (200,692) (329,961) (530,653) (200,911) (129,539) (330,450) Other financial liabilities (49) — (49) (215) — (215) Lease obligations (3,725) — (3,725) (4,923) 4 (4,919) Other Interest expense (68) (14,948) (15,016) (84) (7,543) (7,627) Gain (loss) from hedge accounting 76,666 — 76,666 33,376 — 33,376 Totals (345,660) (365,535) (711,195) (538,082) (145,155) (683,237) For purposes of the Consolidated Statement of Cash Flows, the net amount of interest and inflationindexation adjustments for the year ended December 31, 2021 is MCh$ 1,226,291 (MCh$836,134 as of December 31, 2020 ).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 147 Note 26 - Fee and Commission Income and Expense a) Fee and commission income This item comprises the amount of all commissions accrued and paid in the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments for income from ordinary activities. For the years ended December 31, Fee and commission income 2021 2020 MCh$ MCh$ Fees and commissions from lines of credits and overdrafts 2,571 1,990 Fees and commissions from guarantees and letters of credit 19,261 20,043 Fees and commissions from card services 70,292 58,359 Fees and commissions from accounts management 12,132 12,438 Fees and commissions from collections and payments 25,435 24,419 Fees and commissions from brokerage and securities management 9,407 9,365 Fees and commissions from asset management 21,944 23,086 Compensation for insurance brokerage 35,783 30,097 Investment banking and advisory fees 9,250 7,471 Fees and commissions from student loans ceded 5,649 5,639 Commissions on loan transactions 668 742 Commissions from mortgage loans 81 39 Other fees from services rendered 8,780 6,838 Other commissions earned 5,556 3,852 Totals 226,809 204,378 b) Fee and commission expense This item includes expenses for commissions accrued during the year, according to the following detail: For the years ended December 31, Fee and commission expense 2021 2020 MCh$ MCh$ Compensation for card operation (42,191) (38,822) Fees and commissions for securities transactions (4,128) (4,660) Commissions paid for foreign trade transactions (2,771) (2,438) Commissions paid for customer loyalty program benefits (17,307) (11,082) Commissions paid for services to customers management (1,748) (1,808) Other commissions paid (5,122) (4,569) Totals (73,267) (63,379) Commissions earned on mortgage finance loans are recorded in the Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 148 Note 27 - Net Income (Expense) from Financial Operations This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof. Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows: For the year ended December 31, Net Income (Loss) from Financial Operations 2021 2020 MCh$ MCh$ Trading investments (16,640) 24,073 Financial derivative contracts (trading) 77,172 40,714 Sale of loans and accounts receivable from customers (*) 12,132 6,476 Available for sale investments (32,954) 56,666 Others 14,714 (18,091) Totals 54,424 109,838 (*) See detail in Note 10, letter d) ..

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 149 Note 28 - Net Foreign Exchange Gain (Loss) This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non - monetary assets in foreign currency at the time of their dis posal. Net foreign exchange gains (losses) details are as follows: For the year ended Net Foreign Exchange Income (Loss) December 31, 2021 2020 MCh$ MCh$ Net foreign exchange gain (loss) Gain (loss) on net foreign currency exchange positions 145,429 (50,822) Other foreign currency Exchange gains (losses) 1,476 2,651 Subtotals 146,905 (48,171) Net exchange rate adjustments gain (loss) Adjustments for loans and accounts receivable from customers 1,610 (538) Adjustment for other assets and liabilities 13 (4) Adjustment for other passive and liabilities (25) — Net gain (loss) from hedge accounting 662 (25,751) Subtotals 2,260 (26,293) Totals 149,165 (74,464)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 29 - Provision for Loan Losses

a) The movement registered in income for the year related to allowances and impairment due to credit risk, for the year ended December 31, 2021 and 2020, is summarized as follows:

	For the years ended December 31, 2021							
		Loans and accounts receivable from customers						
Provision for Loan Losses	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established								
Individually assessed	(695)	(247,620)	—	—	(20,582)	—	—	(268,897)
Collectively assessed	—	(40,721)	(26,452)	(222,707)	(411)	(34,500)	—	(324,791)
Income (loss) for provisions established (*)	**(695)**	**(288,341)**	**(26,452)**	**(222,707)**	**(20,993)**	**(34,500)**	**—**	**(593,688)**
Provisions released								
Individually assessed	378	147,737	—	—	16,151	—	—	164,266
Collectively assessed	—	14,651	11,664	77,778	1,097	39,031	—	144,221
Income (loss) for provisions released (*)	**378**	**162,388**	**11,664**	**77,778**	**17,248**	**39,031**	**—**	**308,487**
Recovery of loans previously charged-off	—	22,865	5,500	35,150	—	—		63,515
Net charge to income	**(317)**	**(103,088)**	**(9,288)**	**(109,779)**	**(3,745)**	**4,531**	**—**	**(221,686)**

	For the years ended December 31, 2020							
		Loans and accounts receivable from customers						
Provision for Loan Losses	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established								
Individually assessed	(407)	(411,540)	—	—	(16,148)	—	—	(428,095)
Collectively assessed	—	(66,929)	(20,126)	(211,295)	(361)	(148,148)	—	(446,859)
Income (loss) for provisions established (*)	**(407)**	**(478,469)**	**(20,126)**	**(211,295)**	**(16,509)**	**(148,148)**	**—**	**(874,954)**
Provisions released								
Individually assessed	800	134,114	—	—	14,445	—	—	149,359
Collectively assessed	—	26,503	9,667	86,312	1,920	11,886	—	136,288
Income (loss) for provisions released (*)	**800**	**160,617**	**9,667**	**86,312**	**16,365**	**11,886**	**—**	**285,647**
Recovery of loans previously charged-off	—	25,511	2,558	32,779	—	—	—	60,848
Net charge to income	**393**	**(292,341)**	**(7,901)**	**(92,204)**	**(144)**	**(136,262)**	**—**	**(528,459)**

(*) The amounts in the Consolidated Statements of Cash Flows for the year are as follows:

	For the years ended December 31,	
	2021	2020
	MCh$	MCh$
Charge to income for provisions established	593,688	874,954
Credit to income for provisions used	(308,487)	(285,647)
Totals	**285,201**	**589,307**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
150

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 29 - Provision for Loan Losses, continued

b) The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

	For the years ended December 31, 2021					
	Establishment of provisions			Release of provisions		
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(247,620)	(40,721)	(288,341)	147,737	14,651	162,388
Mortgage loans	—	(26,452)	(26,452)	—	11,664	11,664
Consumer loans	—	(222,707)	(222,707)	—	77,778	77,778
Subtotals	**(247,620)**	**(289,880)**	**(537,500)**	**147,737**	**104,093**	**251,830**
Interbank loans, net	(695)	—	(695)	378	—	378
Subtotals	**(248,315)**	**(289,880)**	**(538,195)**	**148,115**	**104,093**	**252,208**

	For the years ended December 31, 2020					
	Establishment of provisions			Release of provisions		
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(411,540)	(66,929)	(478,469)	134,114	26,503	160,617
Mortgage loans	—	(20,126)	(20,126)	—	9,667	9,667
Consumer loans	—	(211,295)	(211,295)	—	86,312	86,312
Subtotals	**(411,540)**	**(298,350)**	**(709,890)**	**134,114**	**122,482**	**256,596**
Interbank loans, net	(407)	—	(407)	800	—	800
Subtotals	**(411,947)**	**(298,350)**	**(710,297)**	**134,914**	**122,482**	**257,396**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 151

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 152 Note 30 - Personnel Salaries and Expenses Personnel salaries and expenses for the years ended December 31, 2021 and 2020 , are broken down as follows: For the years ended Personnel Salaries and Expenses December 31, 2021 2020 MCh$ MCh$ Personnel compensation (180,671) (185,677) Bonuses and gratifications (79,945) (68,154) Compensation for years of service (24,402) (17,292) Training expenses (1,174) (931) Health and life insurance (1,052) (2,831) Other personnel expenses (19,476) (17,306) Totals (306,720) (292,191)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Neta 31 - Administrative Expenses

For the years ended as of December 31, 2021 and 2020, the composition of this item is as follows:

Administrative Expenses	For the years ended December 31,	
	2021	2020
	MCh$	MCh$
Administration expenses	**(180,479)**	**(181,514)**
Maintenance and repair of fixed assets	(33,288)	(32,637)
Insurance payments	(18,320)	(17,428)
Office supplies	(1,315)	(1,756)
IT and communications expenses	(55,436)	(53,839)
Utilities and other services	(3,545)	(3,931)
Security and transportation of securities services	(5,694)	(6,754)
Representation and personnel travel expenses	(846)	(1,263)
Legal and notarial expenses	(19,419)	(21,675)
Technical reports fees	(21,865)	(13,180)
Professional services fees	(1,581)	(1,629)
Other expenses of obligations for lease agreements	(457)	(207)
Expenses for lease agreement	(1,846)	(1,478)
Fines applied by other agencies	(211)	(133)
ATM maintenance and management services	(1,057)	(2,460)
Temporary external services	(576)	(372)
Postage and mailing expenses	(1,891)	(1,752)
Internal events	(566)	(330)
Donations	(456)	(5,354)
Hired services	(4,046)	(5,595)
Other services	(259)	(273)
Miscellaneous contributions	—	(706)
Credit card management services	(1,892)	(1,180)
Other administrative expenses	(5,913)	(7,582)
Outsourced services	**(30,354)**	**(28,539)**
Data processing	(11,237)	(10,929)
Products sales	(1,371)	(865)
Others	(17,746)	(16,745)
Board expenses	**(1,358)**	**(1,310)**
Board of Directors compensation	(1,358)	(1,310)
Marketing and advertising expenses	**(12,937)**	**(11,914)**
Non income taxes and contributions	**(32,842)**	**(34,476)**
Real estate contributions	(305)	(347)
Patents	(1,361)	(1,353)
Contributions to the CMF	(8,985)	(9,116)
Other taxes (*)	(22,191)	(23,660)
Totals	**(257,970)**	**(257,753)**

(*) This amount corresponds mainly to taxes, other than income tax, which affect Itaú Corpbanca Colombia S.A. and its subsidiaries (Colombia segment), and which are levied on local financial transactions, the permanent performance of commercial or service activities, non-discountable value added taxes and wealth tax, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 153

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 32 - Depreciation, Amortization, and Impairment

a) Depreciation and amortization

The values corresponding to charfes to income for depreciation and amortization for the years ended December 31, 2021 and 2020, are detailed below:

Depreciation and amortization	Note	For the years ended December 31,	
		2021	2020
		MCh$	MCh$
Amortization of intangible assets	13	(55,791)	(74,625)
Depreciation of fixed assets	14	(12,123)	(14,178)
Depreciation of right-of-use assets under lease agreement	15	(33,669)	(37,641)
Totals		**(101,583)**	**(126,444)**

b) Impairment

The composition of the impairment expense, for the years ended December 31, 2021 and 2020, is as follows:

	Note	For the years ended December 31,	
		2021	2020
		MCh$	MCh$
Impairment of financial assets available for sale	11	—	—
Impairment of financial assets held to maturity	11	—	—
Subtotals financial assets		**—**	**—**
Impairment of intangible assets (1)	13	—	(38,849)
Impairment of intangibles generated in business combinations (2)	13	—	(113,911)
Goodwill Impairment (3)	13	—	(694,936)
Impairment of fixed assets (4) (5) (7)	14	(32)	(891)
Impairment of improvements in leased properties (6) (8)	15	(59)	(9,403)
Subtotals non-financial assets		**(91)**	**(857,990)**
Totals		**(91)**	**(857,990)**

(1) Impairment of intangibles due to the integration of the systems in Chile MCh$31,426 for systems and MCh$3,098 million for projects. It also includes deterioration of systems and software in Colombia for MCh$4,325 .
(2) Impairment of intangibles generated in business combinations includes MCh$113,138 from Itaú Corpbanca Colombia and MCh$773 from Itaú Corredor de Seguros Colombia.
(3) Impairment of Goodwill for MCh$448,273 million in Chile CGU and MCh$246,663 in Colombia CGU.
(4) Impairment of ATM equipment for MCh$24.
(5) Impairment of fixed assets due to restructuring due to the Covid-19 Pandemic in 2020 and digitization for MCh$867.
(6) Impairment of improvements in leased properties due to restructuring due to the Covid-19 Pandemin and digitization for MCh$9,403.
(7) Impairment of equipment associated with branches closed during 2021 of MCh$(32).
(8) Impairment of leasehold improvements associated with branches closed during 2021 of MCh$(59).

Itaú Corpbanca and its subsidiaries assess at the end of each reporting period, whether there is any indication of impairment in the value of any asset. If this indication exists, or when an impairment test is required, the entity will estimate the recoverable amount of the asset.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and the New York branch) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredor de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank's operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 154

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 32 - Depreciation, Amortization, and Impairment, continued

As of December 31, 2021, no indications of impairment affecting the intangible balances have been identified and therefore the recoverable amount of intangibles was not estimated.

As of June 30, 2020, the carrying value of both CGUs on an after-tax basis, before recording impairment losses, is as follows:

	For the years ended December 31, For the years ended December 31,	
Cash generating units	2021	2020
	MCh$	MCh$
Chile	2,334,057	2,419,497
Colombia	674,766	949,717

b.1) Results and impairment loss as of december 31, 2021

i. Goodwill impairment loss

The allocation of Goodwill to each of the CGUs identified[3] generated in the reverse acquisition mentioned in note 1, section "General Information" background of Itaú Corpbanca and subsidiaries, and the movements experienced by it, are presented below:

Goodwill	CGU Chile MM$
Balances as of January 01, 2021	**492,512**
Conversion difference	—
Impairment	—
Balances as of December 31, 2021	**492,512**

ii. Methodology used by the Bank

Consistent with prior years, the recoverable amounts of the Chilean and Colombian CGUs have been determined using the discounted dividend model methodology. Colombia have been determined using the dividend discount model methodology. This methodology considers the cash flow that would be generated by the dividends distributed to shareholders over a perpetual projection horizon, discounted at their cost rate projection horizon, discounted at their cost of capital rate at the valuation date. In this way, it is possible to economic value of equity can be estimated using dividend flow projections derived from financial budgets and other approved assumptions financial budgets and other assumptions approved by management.

In its process to perform the impairment test of Goodwill, Management considered different sources of information, among which the following can be mentioned of information, among which the following can be mentioned:

[3] The Goodwill generated by the acquisition of a foreign business (Colombia case) is expressed in the functional currency of said business (Colombian peso), converted at the closing exchange rate (COP to CLP exchange rate for accounting record purposes). in Chile) in accordance with IAS 21 "Effects of Variations in Foreign Currency Exchange Rates" (see note 13). The figures presented as of June 30, 2020 have been adjusted to their recoverable amount, recognizing an impairment loss as indicated above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 155

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 32 – Depreciation, Amortization, and Impairment, continued

- Existing historical information for both banks post-merger and if relevant also pre-merger. The historical information was reconciled considering those events considered as one-time and non-recurring.
- Budgets approved by Management.
- Information from external sources, such as analysts' reports, supervisors, Central Banks and press releases.
- Observable market information, such as rate curves, inflation and growth projections.
- The competitive strategy defined for both banks.
- The projected funding structure and its impact on the Bank's capital requirements and internal policy.

iii. Key assumptions used in the recoverable amount calculations

Assumptions		As of December 31, 2021	As of December 31, 2020
		Chile	Chile
Perpetuity rate	(%)	5.20	5.20
Projected inflation rate (*)	(%)	3.00	3.00
Discount rate	(%)	9.33	9.50
Loans growth	(%)	7.00 – 10.00	7.00 – 10.00
Solvency index limit	(%)	15.14 – 15.23	12.77 – 13.11

(*) Corresponds to the projected long-term inflation rate.

- **Projection period and perpetuity**

For the year 2020 the flow projections were made for a period of 5 years until 2025. After this period, a present value of the flows for the year 2025 is calculated, projected to perpetuity using Gross Domestic Product growth rates aligned with those expected for the markets in which the CGUs described operate.

- **Loans and deposits**

Loans and deposits were projected for the periods prior to perpetuity considering an annual increase of 7.40% for Chile and 8.10% in Colombia. The deposit portfolio was projected in relation to the reciprocity established as a target, both concepts aligned with market growth expectations and target market share.

- **Net income**

Projected net income was estimated based on the sensitization of GDP growth and the effects of inflation with respect to the banking industry (both in Chile and Colombia), which resulted in a projected growth rate based on the product mix (consumer, housing and commercial loans) and the target market share established by management. The projection of funding costs is mainly determined by the average balances of demand deposits, time deposits and other liabilities.

- **Discount rate**

The discount rate used was the Cost of Equity (Ke) in local currency, which was used to discount the cash flows of each CGU. This calculation considered a premium for country risk, where the CGUs maintain their operations.

- **Perpetuity rate**

A perpetuity growth rate was considered in accordance with the rates observed in the market where each CGU operates. Consequently, they were constructed considering local inflation and nominal GDP growth projections.

- **Dividend payment**

Dividend payments were made maximizing shareholder cash flows, taking as a restriction that the solvency indicator (ratio of technical equity to risk-weighted assets) should not be below the limits required by regulatory entities. Thus, a dividend for the Chilean and Colombian CGU was considered to be 30% for the projected years and 50% in perpetuity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 156

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 157 Note 32 - Depreciation, Amortization, and Impairment, continued iv. Evaluation results As a result of the impairment testing process described above, management c oncludes that the relation of the recoverable amount and its carrying amount for both the CGUs as of June 30, 2020, is as follow: As of December 31, 2021 As of December 31, 2020 Assumptions Chile Chile Recoverable Amount/ Carrying Amount (RA/CA) (%) 141.23 138.47 The recoverable amount fot each CGU corresponds to the value in use, since it is the highest amount when comparing the fair value less costs to sell and the value in use. As of December 31, 2021, Management has not identified an impairment charge that should be recognized in these Consolidated Financial Statements. v. Reconcilia tion of rates before and after taxes The Bank has used the cost of equity (Ke) rate as the discount rate in its calculation of the recoverable amount, a rate tha t is observable after tax recoverable amount, a rate that is observable after tax. The foll owing table shows the effect of considering the pre - tax cash flows and discount rate: As of December 31, 2021 As of December 31, 2020 Chile Chile Discount rates (%) 10.34 10.52 Recoverable Amount/ Carrying Amount (RA/CA) (%) 158.27 160.71

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 32 - Depreciation, Amortization, and Impairment, continued

b.2) Goodwill impairment test as of June 30, 2021

i. Goodwill impairment loss

As of June 30, 2020, the recoverable amount of CGUs representing goodwill balances was estimated. resulting in the recognition of a loss of Ch$808,847 million on the following assets of the respective CGUs

Impairment of intangible assets (1)	CGU Chile	CGU Colombia	Total
	MCh$	MCh$	MCh$
Goodwill impairment loss	448,273	246,663	**694,936**
Intangibles assets generated in a business combination impairment loss	-	113,911	**113,911**
Total impairment of CGU Chile and Colombia	**448,273**	**360,574**	**808,847**

(1) As reported in 2016 in the original accounting of the merger between Banco Itaú Chile and Corpbanca mentioned in Note 1, the resulting goodwill is not deductible for income tax purposes, therefore the recognition of impairment does not generate effects in income. for taxes. On the other hand, the intangibles generated in business combinations had an associated deferred tax liability for Ch$34,547 million, which generated an impact on results for income tax equivalent to said amount, upon recognizing the impairment. Considering the foregoing, the effect on income net of taxes generated by the recognition of the impairment loss amounts to Ch$774,300 million, distributed between Ch$764,024 million attributable to the owners of the Bank and Ch$10,276 million attributable to the non-controlling interest.

ii. Allocation of goodwill

Goodwill	CGU Chile	CGU Colombia
	MM$	MM$
Balances as of January 01, 2020	**940.785**	**253.546**
Conversion difference	—	(6.883)
Impairment	(448.273)	(246.663)
Balances as of December 31, 2020	**492,512**	**—**

iii. Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

- Historical information existing for both banks post-merger and, if relevant, pre-merger. Historical information for events judged to be one-time and non-recurring was excluded.
- Assumptions approved by management.
- Information from external sources such as analyst reports, regulators, central banks and press releases.
- Observable market information such as rate curves, inflation and growth projections.
- The competitive strategy defined for both banks.
- The projected funding structure and its impact on the Bank's capital requirements and internal policy.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 158

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 32 - Depreciation, Amortization, and Impairment, continued

iv. Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		As of June 30, 2020	
Main assumptions		Chile	Colombia
Perpetuity rates	(%)	5.20	6.50
Projected inflation rates (*)	(%)	3.00	3.00
Discount rates	(%)	10.40	12.31
Loans Growth	(%)	5.67 - 7.41	6.25 - 8.82
Solvency ratio limit	(%)	10.81 - 12.12	10.00 - 11.70

(*) Corresponds to the projected long-term inflation rate.

- Projection period and perpetuity

Cash flow projections are prepared for a period of 5 years from 2020 to 2025. After this period, the present value of cash flows for the year 2025 is calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

- Loans and deposits

Loans were projected considering an increase of around 7.3% per year in Chile. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity established as a goal, both concepts aligned to market and market growth expectations target share.

- Income

The projected net income was estimated based on the sensitization of the GDP growth and the effects of inflation with respect to the banking industry (both in Chile and Colombia) with which the projected growth rate was obtained, also based on products (consumer, mortgage and commercial loans) and in the target market set by the administration. Projection of financing costs is determined mainly by the average balances of demand deposits, to term and other liabilities.

- Discount rate

Cost of own capital (Ke) in local currency was used as the discount rate to discount the cash flows of each CGU. This calculation considered a premium for the particular country risk of each CGU.

- Perpetuity rate

A growth rate was considered in perpetuity according to the rates observed in the market where each CGU operates. Consequently, they were built considering local inflation and GDP growth projections.

- Dividend payments

The payment of dividends was carried out by maximizing the results of the share box, as a ratio of technical equity with risk-weighted assets, not beyond the limits required by the regulatory entities. In this way a dividend is given for the CGU of 30% for the first 5 years and 50% in perpetuity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 159

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 160 Note 32 - Depreciation, Amortization, and Impairment, continued v. Outcome of impairment testing As a result of the impairment testing process described above, management concludes that the relation of the recoverable amount and its carrying amount for both the CGUs as of December 31, 2021 and December 31, 2020 , is as follow. As of june 30, 2020 Main assumptions Chile Colombia Recoverable amount / Book value (%) 81.37 54.45 The recoverable amount for each CGU corresponds to the value in use, the highest comparing the fair value less costs to sell and the value in use. vi. Reconciliation of rates before and after taxes The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes. As of June 30, 2020 Chile Colombia Discount rates (%) 11,56 14,39 Recoverable Amount/ Carrying Amount (RA/CA) (%) 79,84 59,79 In accordance with the requirements of IAS 36, and as a result of this analysis, the Administration has lost damage due to impairment, based on the determination of the recoverable amount as of June 30, 2020 as indicated above.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 161 Note 33 – Other Income and Operating Expenses a) Other operating income Other operating income is detailed as follows: For the years ended December 31, 2021 2020 MCh$ MCh$ Income from assets received in lieu of payment Gain on sales of assets received in lieu of payment 5,758 3,287 Other income 1,659 30,622 Subtotals 7,417 33,909 Release of provisions for contingencies Country risk provisions — 318 Subtotals — 318 Other income Compensations from insurance companies 291 693 Income other than interest and commissions from the lease 184 320 Income from sale of fixed assets 101 14 Recovery of leasing assets — 59 Other subsidiary operating income 3,398 4,604 Gain on sale of leasing goods 815 688 Other operating income leasing 1,533 933 Revenue from insurance companies agreements 1,841 1,537 Recoveries for operational losses 66 366 Other operating income from lease 81 499 Revenue recovery of expenses abroad 1,140 895 Minor income 1,346 481 Provision refund 8,700 15,739 Other income 2,365 4,841 Subtotals 21,861 31,669 Totals 29,278 65,896

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 162 Note 33 – Other Income and Operating Expenses, continued b) Other operating expenses During the years ended December 31, 2021 and 2020 , the Bank presents other operating expenses according to the following: For the years ended December 31, 2021 2020 MCh$ MCh$ Provisions and expenses for assets received in lieu of payment Provisions for assets received in lieu of payment (2,538) (4,006) Write - offs of assets received in lieu of payment (4,555) (3,025) Maintenance expenses for assets received in lieu of payment (863) (1,086) Subtotals (7,956) (8,117) Provisions for contingencies Country risk provisions (428) — Other provisions for contingencies (610) (3,119) Subtotals (1,038) (3,119) Other expenses Loss on sale of fixed assets (15) (145) Expenses for restructuring plan (9,389) (7,190) Operating loss expenses (12,197) (5,219) Expenses and provisions associated with Law 20,027 credits (4,099) (35,400) Insurance expense (law 20,027) (934) (675) Provision expense for recovered leased assets (378) (1,191) Expenses loss on sale of assets (2,223) (16,262) Banking expenses (3,378) (2,754) Fines and penalties (2,211) (4,502) Other expenses (4,715) (8,962) Subtotals (39,539) (82,300) Totals (48,533) (93,536)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 34 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the CMF, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm's length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors' Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a) Loans granted to related parties

As of December 31, 2021 and 2020, the loans granted to related persons are detailed below:

	As of December 31 2021			As of December 31 2020		
	Productive companies MCh$	Investment companies MCh$	Individuals MCh$	Productive companies MCh$	Investment companies MCh$	Individuals MCh$
Loans and accounts receivable from customers						
Commercial loans	47,792	19,208	5,758	150,796	10,037	6,517
Mortgage loans	—	—	33,701	—	—	30,124
Consumer loans	—	—	8,058	—	—	7,189
Gross loans and accounts receivable from customers	**47,792**	**19,208**	**47,517**	**150,796**	**10,037**	**43,830**
Allowance for loan losses	(9,592)	(1,182)	(225)	(6,333)	(885)	(348)
Net loans and accounts receivable from customers	**38,200**	**18,026**	**47,292**	**144,463**	**9,152**	**43,482**
Contingent loans						
Contingent loans	6,448	23,653	19,602	6,785	22,520	12,222
Provisions for contingent loans	(5)	(223)	(29)	(8)	(334)	(17)
Net contingent loans	**6,443**	**23,430**	**19,573**	**6,777**	**22,186**	**12,205**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 163

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 34 - Related Party Transactions , continued

b) Other transactions and contracts with related parties

Below are the balances as of December 31, 2021 and 2020, for transactions with related parties and the impact on results for the years ended December 31, 2021 and 2020::

		2021			2020		
		Balances receivable (payable)	Effect on income		Balances receivable (payable)	Effect on income	
			Income	(Expense)		Income	(Expense)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	—	—	—	(8)
Combanc S.A.	Data transmission services	—	—	(464)	—	—	(472)
Comder Contraparte Central S.A.	Bank services	—	—	(849)	—	—	(826)
Compañía Chilena de Televisión S.A.	TV broadcasting services	—	—	—	—	—	(8)
Corp Group Holding Inversiones Ltda	Advice	—	—	(447)	—	—	(537)
Hotel Corporation of Chile S.A.	Accommodations, events	—	—	—	—	—	(8)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses (*)	(13,326)	—	(2,166)	(14,175)	—	(4,693)
Inmobiliaria Gabriela S.A.	Leases (*)	(632)	—	132	(708)	—	(128)
Inversiones Corp Group Interhold Ltda.	Financial services	—	—	(2,711)	—	—	(2,613)
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(67)	—	—	(198)	—	(1,143)
Itaú Unibanco	Business management reimbursement	—	—	(655)	1,549	2,213	—
Itau BBVA securities NY	Business management reimbursement	1,894	2,065	—	—	—	—
Operadora Tarjeta de Crédito Nexus S.A.	Credit card administration	—	—	(3,740)	—	—	(3,319)
Pulso Editorial S.A.	Publishing services	—	—	(70)	—	—	(24)
Redbanc S.A.	ATM network management	—	—	(3,566)	—	—	(3,094)
SMU S.A., Rendic Hnos. S.A.	ATM space rentals	—	—	991	991	—	(2,388)
Transbank S.A.	Credit card administration	—	—	8,218	—	—	(13,177)

(*) Beginning in 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. (See Note 1 letter r). For disclosure purposes we have included the unpaid balance of the liability and the interest expense.

These transactions were carried out at normal market prevailing on the date of the transactions.

c) Donations

Name or corporate Name	Description	For the years ended December 31,	
		2021	2020
		MCh$	MCh$
Foundation Corpgroup Centro Cultural	Donations	1,449	1,556
Foundation Descúbreme	Donations	224	235
Foundation Itaú	Donations	186	196

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 164

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 165 Note 3 4 - Related Party Transactions , continued d) Other assets and liabilities with related parties As of December 31, 2021 2020 MCh$ MCh$ ASSETS 109,292 34,416 Derivative instruments 109 , 194 33,875 Other assets 98 541 LIABILITIES 525,487 447,306 Derivative instruments 188,130 2,778 Demand deposits 74,724 179,067 Savings accounts and time deposits 241,023 239,709 Other liabilities 21,610 25,752 e) Results of transactions with related parties As of December 31, Type of income or recognized expense 2021 2020 Income Expenses Income Expenses MCh$ MCh$ MCh$ MCh$ Income and interest expenses and inflation - indexed adjustments 6,833 1,272 8,532 4,955 Income and expenses for commissions and services 1,242 — 504 — Profit and loss from trading 355,101 492,570 26,636 10,033 Operational support expenses 275 — 500 — Other income and expenses 80 220 211 310 Totals 363,531 494,062 36,383 15,298 f) Payments to Board of Directors and key management personnel Compensation received by key personnel of Management is as follow: For the years ended December 31, 2021 2020 MCh$ MCh$ Short - term employee benefits 30,445 31,868 Termination compensation 982 931 Totals 31,427 32,799 As of December 31, 2021 , T he total c ompensation received during 2021 by the managers and top executives of Itaú Corpbanca amounts to MCh$21,992 (MCh$22,054 during 2020 ).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 166 Note 34 - Related Party Transactions , continued g) Conformation of key personnel As of December 31, 2021 and 2020 , the formation of the Bank's key st aff is composed as follows: Number of executives As of December 31, Position 2021 2020 Directors 16 16 Chief Executive Officer 8 10 Division Manager 21 24 Area manager 148 146 Manager 122 128 Vice - Presidents 13 13 h) Transactions with key personnel The next transactions has been realized during the years ended December 31, 2021 and 2020 : For the years ended December 31, Income 2021 2020 MCh$ MCh$ Credit cards 67 115 Consumer loans 345 389 Commercial loans 546 534 Mortgage loans 306 366

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 167 Note 35 – Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 712 "Fair value of financial instruments" of the SBIF and IFRS 13 "Fair value measurement". These standards have been applied to both financial asset s and non - financial assets measured at fair value (recurring and non - recurring). The following section details the main guidelines and definitions used by the Group: Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal 4 or most advantageous 5 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: (i) They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. (ii) They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. (iii) They are able to enter into a transaction for the asset or liability. (iv) They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or o therwise compelled, to do so). Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market con ditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asse t or liability. Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their b est economic interest. Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current mark et conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique. 4 The market with the greatest volume and level of activity for the asset or liability .. 5 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs ..

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 168 Note 35 – Fair Value of Financial Assets and Liabilities, continued Highest and best use of non - financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the va lue of the asset. Group's own liabilities and equity instruments .. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that: (i) A liability would remain out standing and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. (ii) An entity’s own equity instrument would remain outstand ing and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability refl ects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price rec eived to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The fo llowing approaches deserve mention. The first two are the most frequently used by the Group: (i) Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business). (ii) Income approach. Converts future amounts (cash flows or in come and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amoun ts. (iii) Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value ). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 169 Note 35 – Fair Value of Financial Assets and Liabilities, continued Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value te chnique captures all the following elements from the perspective of market participants at the measurement date: (i) An estimate of future cash flows for the asset or liability being measured. (ii) Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows. (iii) The temporary value of money, represente d by the rate on risk - free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk - free int erest rate). (iv) The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium). (v) Other factors that market participants would take into account in these circumstances. (vi) For a liability, the default risk related to that liability, includi ng the entity's own credit risk (i.e. the debtor's). Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Leve l 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly Determination of fair value The following is a summary of the fair values of the main fi nancial assets and liabilities as of December 31, 2021 and 2020 , including those that are not presented at fair value in the Consolidated Statement of Financial Position As of december 31, 2021 As of december 31, 2020 Estimated fair value Estimated fair value Book value Recurring Non - recurring Book value Recurring Non - recurring MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 3,473,392 — 3,473,392 3,089,072 — 3,089,072 Cash items in process of collection 438,496 — 438,496 173,192 — 173,192 Trading investments 331,603 331,603 — 580,369 580,369 — Investments under resale agreements 606,178 — 606,178 105,580 — 105,580 Financial derivative contracts 2,980,926 2,980,926 — 3,982,803 3,982,803 — Interbank loans, net 80,554 — 80,554 7,115 — 7,115 Loans and accounts receivable from customers, net 23,955,972 — 24,1 19 , 631 21,685,269 — 22,876,758 Available for sale investments 2,876,386 2,876,386 — 3,964,720 3,964,720 — Held to maturity investments 959,972 — 958,079 111,643 — 110,709 Totals 35,703,479 6,188,915 29, 676,330 33,699,763 8,527,892 26,362,426 LIABILITIES Deposits and other demand liabilities 7,576,095 — 7,576,095 6,197,406 — 6,197,406 Cash in process of being cleared 424,358 — 424,358 154,232 — 154,232 Obligations under repurchase agreements 466,006 — 466,006 638,851 — 638,851 Time deposits and other time liabilities 10,097,443 — 10,009,988 11,433,064 — 11,574,924 Financial derivative contracts 2,925,587 2,925,587 — 3,673,591 3,673,591 — Interbank borrowings 4,918,423 — 4,915,814 3,798,978 — 3,794,375 Debt instruments issued 6,762,840 — 6,639,917 6,204,856 — 7,330,126 Lease contracts liabilities 115,544 — 106,564 151,885 — 164,304 Other financial liabilities 42,435 — 42,435 13,123 — 13,123 Totals 33,328,731 2,925,587 30,181,17 7 32,265,986 3,673,591 29,867,341

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 170 Note 35 – Fair Value of Financial Assets and Liabilities, continued In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern .. The following section describes the methods used to estimate fa ir value: a) Measurement of the fair value of assets and liabilities for disclosure purposes (Non - recurring). As of December 31, Measurement at fair value of items that are not valued 2021 2020 recurrently MCh$ MCh$ ASSETS Cash and deposits in banks 3,473,392 3,089,072 Cash items in process of collection 438,496 173,192 Investments under resale agreements 606,178 105,580 Interbank loans, net 80,554 7,115 Loans and accounts receivable from customers, net 24,1 19 , 631 22,876,758 Held to maturity investments 958,079 110,709 Totals 29, 676,330 26,362,426 LIABILITIES Deposits and other demand liabilities 7,576,095 6,197,406 Cash in process of being cleared 424,358 154,232 Obligations under repurchase agreements 466,006 638,851 Time deposits and other time liabilities 10,009,988 11,574,924 Financial derivative contracts 4,915,814 3,794,375 Interbank borrowings 6,639,917 7,330,126 Lease contracts liabilities 106,564 164,304 Other financial liabilities 42,435 13,123 Totals 30,181,178 29,867,341 Cash, short - term assets and short - term liabilities The fair value of these items approximates their book value given their short - term nature. These items include: • Cash and deposits in Banks • Cash in the process of collection • Investmen ts under agreements to resell • Checking accounts and demand deposits • Other financial obligations Loans The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk - free interest rate adjusted for expected losses from debtors ba sed on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: • Interbank loans • Loans and accounts receivable from customers

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 171 Note 35 – Fair Value of Financial Assets and Liabilities, continued Financial instruments held to maturity The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. Medium and long - term liabilities The fair value of medium and long - term liabili ties is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long - term liabilities include: • T ime deposits and saving accounts • B orrowing s from financial institutions • Debt instruments issued b) Value Measurement of financial assets and liabilities for recording purposes (recurring) As of December 31, Measurement at fair value of items on a recurring basis 2021 2020 MCh$ MCh$ ASSETS Trading securities 331,603 580,369 Chilean Central Bank and Government securities 50,743 108,042 Other securities issued locally 111 271 Foreign government and central bank instruments 232,083 432,178 Other securities issued abroad 8,824 4,861 Investments in mutual funds 39,842 35,017 Available for sale investments 2,876,386 3,964,720 Chilean Central Bank and Government securities 2,325,668 3,056,179 Other securities issued locally 138,845 296,665 Foreign government and central bank instruments 45,386 217,185 Other securities issued abroad 366,487 394,691 Financial derivative contracts 2,980,926 3,982,803 Forwards 382,206 472,208 Swaps 2,598,071 3,509,315 Call options 649 195 Put options — 1,085 Totals 6,188,915 8,527,892 LIABILITIES Financial derivative contracts 2,925,587 3,673,591 Forwards 391,049 433,863 Swaps 2,534,164 3,238,371 Call options 343 271 Put options 31 1,086 Totals 2,925,587 3,673,591

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

- Trading portfolio
- Financial instruments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the own credit risk and the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements.

As of December 31, 2021, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$8,983 (MCh$40,382 as of December 31, 2020), due to CVA and DVA adjustments.

The details are presented below:

	Credit Value Adjustment (CVA) As of December 31,		Debit Value Adjustment (DVA) As of December 31,	
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	—	—	—
Fair value hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Cash flows hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Derivatives held for trading	(9,320)	(40,971)	337	589
Currency forwards	(240)	(443)	207	205
Interest rate swaps	(4,936)	(36,363)	56	37
Currency swaps	(4,144)	(4,165)	74	347
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Totals financial derivatives	(9,320)	(40,971)	337	589

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 172

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

c) Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation:

- Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

- Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market. For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 173

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

- Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact calibration	As of December 31 2021			As of December 31 2020		
	American Forward USD-CLP	Basis TAB CLP	Basis TAB CLF	American Forward USD-CLP	Basis TAB CLP	Basis TAB CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP						
TAB 30	—	48	—	—	76	—
TAB 90	—	—	—	—	1	—
TAB 180	—	37	12	—	33	15
TAB 360	—	—	(2)	—	—	3
Totals	**—**	**85**	**10**	**—**	**110**	**18**

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	CMF	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 174

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the years ended December 31, 2021 and 2020.

Measurement at fair value of instruments on a recurring basis using	As of December 31 2021			
	Fair value MCh$	Market value of the asset for identified assets (Level 1) MCh$	Other observable significant inputs (Level 2) MCh$	Non-observable significant inputs (Level 3) MCh$
ASSETS				
Trading securities	**331,603**	**322,668**	**8,935**	**—**
Chilean Central Bank and Government securities	50,743	50,743	—	—
Other securities issued locally	111	—	111	—
Foreign government and central bank instruments	232,083	232,083	—	—
Other securities issued abroad	8,824	—	8,824	—
Investments in mutual funds	39,842	39,842	—	—
Available for sale investments	**2,876,386**	**2,632,388**	**243,998**	**—**
Chilean Central Bank and Government securities	2,325,668	2,325,668	—	—
Other securities issued locally	138,845	—	138,845	—
Foreign government and central bank instruments	45,386	45,386	—	—
Other securities issued abroad	366,487	261,334	105,153	—
Financial derivative contracts	**2,980,926**	**—**	**2,962,174**	**18,752**
Forwards	382,206	—	380,210	1,996
Swaps	2,598,071	—	2,581,315	16,756
Call options	649	—	649	—
Put options	—	—	—	—
Totals	**6,188,915**	**2,955,056**	**3,215,107**	**18,752**
LIABILITIES				
Financial derivative contracts	**2,925,587**	**—**	**2,924,710**	**877**
Forwards	391,049	—	390,414	635
Swaps	2,534,164	—	2,533,922	242
Call options	343	—	343	—
Put options	31	—	31	—
Totals	**2,925,587**	**—**	**2,924,710**	**877**

Measurement at fair value of instruments on a recurring basis using	As of December 31 2020			
	Fair value MCh$	Market value of the asset for identified assets (Level 1) MCh$	Other observable significant inputs (Level 2) MCh$	Non-observable significant inputs (Level 3) MCh$
ASSETS				
Trading securities	**580,369**	**575,237**	**5,132**	**—**
Chilean Central Bank and Government securities	108,042	108,042	—	—
Other securities issued locally	271	—	271	—
Foreign government and central bank instruments	432,178	432,178	—	—
Other securities issued abroad	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	—	—
Available for sale investments	**3,964,720**	**3,608,717**	**356,003**	**—**
Chilean Central Bank and Government securities	3,056,179	3,056,179	—	—
Other securities issued locally	296,665	—	296,665	—
Foreign government and central bank instruments	217,185	217,185	—	—
Other securities issued abroad	394,691	335,353	59,338	—
Financial derivative contracts	**3,982,803**	**—**	**3,955,538**	**27,265**
Forwards	472,208	—	468,632	3,576
Swaps	3,509,315	—	3,485,626	23,689
Call options	195	—	195	—
Put options	1,085	—	1,085	—
Totals	**8,527,892**	**4,183,954**	**4,316,673**	**27,265**
LIABILITIES				
Financial derivative contracts	**3,673,591**	**—**	**3,672,751**	**840**
Forwards	433,863	—	433,747	116
Swaps	3,238,371	—	3,237,647	724
Call options	271	—	271	—
Put options	1,086	—	1,086	—
Totals	**3,673,591**	**—**	**3,672,751**	**840**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021

175

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 176 Note 35 – Fair Value of Financial Assets and Liabilities, continued d) Transfers between level 1 and level 2 For the years ended December 31, 2021 and 2020 , there were no transfers between levels 1 and 2. As of December 31 2021 As of December 31 2020 Fair value measurement of instruments that are measured on a recurring basis Fair value Level 1 to 2 Level 2 to 1 Fair value Level 1 to 2 Level 2 to 1 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Trading instruments 331,603 — — 580,369 — — Instruments available for sale 2,876,386 — — 3,964,720 — — Financial derivate contracts 2,980,926 — — 3,982,803 — — Totals 6,188,915 — — 8,527,892 — — Liabilities Financial derivate contracts 2,925,587 — — 3,673,591 — — Totals 2,925,587 — — 3,673,591 — — e) Disclosures Regarding Level 3 Assets and Liabilities Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts. This category includes: • Financial derivative instrum ents indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short - rate model with mean reversion. • American forward options .. As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables. These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 35 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve.

The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020:

Level 3 reconciliation	As of December 31 2021					
	Opening balance MCh$	Gain (loss) recognized in profit or loss MCh$	Gain (loss) recognized in equity MCh$	Purchases, sales and agreements MCh$	Transfers from level 1 or level 2 MCh$	Ending balance MCh$
ASSETS						
Financial derivative contracts						
Forwards	3,576	1,789	—	(3,369)	—	1,996
Swaps	23,689	(1,437)	—	(5,496)	—	16,756
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	**27,265**	**352**	**—**	**(8,865)**	**—**	**18,752**
LIABILITIES						
Financial derivative contracts						
Forwards	116	2,331	—	(1,812)	—	635
Swaps	724	(2,751)	—	2,269	—	242
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	**840**	**(420)**	**—**	**457**	**—**	**877**

Level 3 reconciliation	As of December 31 2020					
	Opening balance MCh$	Gain (loss) recognized in profit or loss MCh$	Gain (loss) recognized in equity MCh$	Purchases, sales and agreements MCh$	Transfers from level 1 or level 2 MCh$	Ending balance MCh$
ASSETS						
Financial derivative contracts						
Forwards	5,060	23,803	—	(25,287)	—	3,576
Swaps	22,372	4,800	—	(3,483)	—	23,689
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	**27,432**	**28,603**	**—**	**(28,770)**	**—**	**27,265**
LIABILITIES						
Financial derivative contracts						
Forwards	181	2,397	—	(2,462)	—	116
Swaps	938	(1,672)	—	1,458	—	724
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	**1,119**	**725**	**—**	**(1,004)**	**—**	**840**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
177

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 178 Note 35 – Fair Value of Financial Assets and Liabilities, continued f) Hierarchy for Remaining Assets and Liabilities. The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of December 31, 2021 and 2020 : As of December 31 2021 Market value of the asset for Other observable Non - observable Measurement at fair value of items on a non - recurring basis Estimated fair identified assets significant inputs significant inputs value (Level 1) (Level 2) (Level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 3,473,392 3,473,392 — — Cash items in process of collection 438,496 438,496 — — Investments under resale agreements 606,178 606,178 — — Interbank loans, net 80,554 80,554 — — Loans and accounts receivable from customers, net 24,119,631 — — 24,119,631 Held to maturity investments 958,079 958,079 — — Totals 29,676,330 5,556,699 — 24,119,631 LIABILITIES Deposits and other demand liabilities 7,576,095 7,576,095 — — Cash in process of being cleared 424,358 424,358 — — Obligations under repurchase agreements 466,006 466,006 — — Time deposits and other time liabilities 10,009,988 — 10,009,988 — Interbank borrowings 4,915,814 4,915,814 — — Debt instruments issued 1 06 ,5 6 4 — 106,564 — Lease contracts liabilities 6,639,917 — 6,639,917 — Other financial liabilities 42,435 42,435 — — Totals 30,1 81 ,1 77 13, 424 , 708 16, 756,469 — As of December 31 2020 Market value of the asset for Other observable Non - observable Measurement at fair value of items on a non - recurring basis Estimated fair identified assets significant inputs significant inputs value (Level1) (Level 2) (Level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 3,089,072 3,089,072 — — Cash items in process of collection 173,192 173,192 — — Investments under resale agreements 105,580 105,580 — — Interbank loans, net 7,115 7,115 — — Loans and accounts receivable from customers, net 22,876,758 — — 22,876,758 Held to maturity investments 110,709 110,709 — — Totals 26,362,426 3,485,668 — 22,876,758 LIABILITIES Deposits and other demand liabilities 6,197,406 6,197,406 — — Cash in process of being cleared 154,232 154,232 — — Obligations under repurchase agreements 638,851 638,851 — — Time deposits and other time liabilities 11,574,924 — 11,574,924 — Interbank borrowings 3,794,375 3,794,375 — — Debt instruments issued 7,330,126 — 7,330,126 — Lease contracts liabilities 164,304 — 164,304 — Other financial liabilities 13,123 13,123 — — Totals 29,867,341 10,797,987 19,069,354 —

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management

The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, set limits and adequate controls, monitor risks and comply with limits. The risk management policies and risk administration structures are reviewed periodically in order to reflect changes in the institution's activities. The Bank, through its rules and procedures, intends to develop an appropriate control environment, in which all employees understand their roles and responsibilities.

The following is a description of the main business activities and policies of the Bank in terms of risk management.

A) Risk Management Structure

A.1) Board

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance, since it is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, it has been implemented a governance structure composed by several committees, that lay out behavioral guidelines for the Bank's associates and assist them in carrying out their functions related to controlling and managing the Bank's risk.

A.2) Audit Committee

The Audit Committee objective is to monitor the efficiency of the Bank's internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and function of the Bank's internal controls, closely monitoring compliance with standards and procedures required by its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank's board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank's Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

A.3) Board Committee

The Director Committee objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board's work more efficient through the increased oversight of management's activities.

It is also responsible for making the necessary agreements to protect shareholders, especially minority shareholders, reviewing executive compensation systems and analyzing and the record report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board so in this instance it will be approved or rejected each respective transaction.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 179

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 180 Note 36 – Risk Management, continued A.4) Corporate Governance Committee For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance will be defined as the set of institutional organization and practices that impa ct a company's decision - making process, contributing to sustainable value creation in a transparent framework, proper management, risk control and corporate responsibility towards the market. Therefore, appropriate corporate governance in a bank must al ign organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders. This committee is a consultation body of the Board of Directors, whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, it will propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropr iate and it will work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank's Board. A.5) Assets and Liabilities Committee The Assets and Liabilities Committee (ALCO) is the next highest body involved in managing the institution's financial policies. The committee's main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments. It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with fin ancial risk levels that are compatible with the business, current regulations and internal standards. A.6) Anti Money Laundering and Terrorism and Bribery Financing Committee This committee main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Operational Risk and Compliance Division Manager, which have also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer. A.7) Operational Risk Committee This committee's objective is to evaluate the status of key processes that are directly related to the Bank's Operational Risk and Internal Controls, in accordance with current regulatory standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also resp onsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 181 Note 36 – Risk Management, continued A.8) Compliance Committee The Compliance Committee main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Empl oyee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Regulatory Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Operational Risk and Compliance Manager in this area, as well as adopt agreements for improving the control measures proposed. A.9) Risk Methodologies Committee The Risk Methodology Committee objective is to ensure the quality of all methodologies used by the Bank to estimate provisions (group and individual) for all business segments. This committee, which covers the Bank, its divisions and subsidiaries, is responsi ble for corporate aspects such as policies, manuals and procedures related to group provisioning methodologies as well as statistical models for loan origination, behavior and provisions. Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Head of Monitoring and Control and Head of Risk Models. A.10) Portfolio Committee The Portfolio Committee is responsible for monitoring the evolution of the Bank’s wholesale and retail portfolios in terms of risk - return ratio, adherence to the defined risk appetite and progress on strategies or short and long - term instructions defined by this committee. To accomplish this, it analyzes competitors, movements in major market players and the main risks that can affect portfolio management, as well as projects that could have an impact on portfolios. Its main members are: CEO, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Ba nking Manager, Planning and Financial Control Manager and Product and Marketing Manager. A.11) Internal Audit Internal Auditing works independently from management and reports to the Board through the Audit Committee. It is responsible for independently evaluating the activities carried out by Itaú Corpbanca and subsidiaries, in order to allow management to assess the adequacy of controls, the effectiveness of risk management, the reliability of reporting and compliance with standards and regulations. A ..12) General Code of Conduct and Manual of Information Management of Interest for Market The objective of these documents are to continue complying with the best international practices and to have first - rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possibl e standards. In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

B) Main Risks and Requirements affecting the Bank and its subsidiaries

B.1) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank's portfolio, ensuring that it maintains an adequate risk / return ratio. Both the credit risk originated from portfolio loans and contingent loans are managed as described.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor's Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

These committees define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

b.1.1) Individual portfolio risk assessment

The Bank's risk management tool divides its portfolio into the following categories:

- Normal Risk Portfolio.
- Substandard Portfolio.
- Default Portfolio.

Normal Risk Portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors industry, shareholders and access to credit and three quantitative financial position parameters, which are weighted based on the Bank's total sales.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 182

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreedupon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days past due that can be attributed to the company's performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant Portfolio

This portfolio is made up of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Co-signatures and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

b.1.2) Risk assessment group portfolio

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

(i) Arrears equal to or greater than 90 days in the payment of interest or principal of any loans;
(ii) They are granted a loan to leave an operation that had more than 60 days of delay in its payment and;
(iii) It has been subject to forced restructuring or partial debt cancellation.

All other credits that do not meet the definitions indicated above for the group portfolio are considered part of the normal portfolio.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 183

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

b.1.3) Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank's credit risk as of December 31, 2021 and 2020, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

Maximum exposure	Notes	As of December 31, 2021 MCh$	2020 MCh$
Interbank loans	9	80,554	7,115
Loans and accounts receivable from customers	10	23,955,972	21,685,269
Financial derivative contracts	8	2,784,914	3,674,129
Investments under resale agreements	7	606,178	105,580
Available for sale investments	11	2,876,386	3,964,720
Held to maturity investments	11	959,972	111,643
Other assets	17	822,766	602,769
Contingent loans	23	7,811,803	5,349,811
Totals		**39,898,545**	**35,501,036**

(*) Consider the guarantees received under agreements to constitute collateral.

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes of the Consolidated Financial Statements.

The following is the concentration of credit risk by industry of financial assets:

	Notes	As of December 31 2021 Maximum exposure gross MCh$	Maximum exposure net MCh$	Concentration gross %	As of December 31 2020 Maximum exposure gross MCh$	Maximum exposure net MCh$	Concentration gross %
Manufacture		1,295,678	1,163,457	5.23	1,061,166	1,004,437	4.69
Mining		429,709	425,176	1.74	534,989	465,405	2.37
Electricity, gas and water		922,709	812,095	3.73	1,099,845	863,573	4.87
Agriculture and livestock		537,485	521,304	2.17	494,754	470,250	2.19
Forest		64,204	62,934	0.26	56,022	54,607	0.25
Fishing		19,662	18,912	0.08	35,734	30,882	0.16
Transport		867,335	803,682	3.50	587,013	527,557	2.59
Telecommunications		49,015	46,777	0.20	56,165	53,659	0.25
Construction		1,918,429	1,896,903	7.75	1,837,683	1,799,216	8.14
Trade		2,288,641	2,153,397	9.25	2,211,152	2,099,734	9.79
Services		4,144,217	4,054,160	16.74	3,601,051	3,527,342	15.94
Others		3,149,271	3,146,713	12.72	3,252,320	3,237,323	14.40
Commercial loans	**10.b**	**15,686,355**	**15,105,510**	**63.37**	**14,827,894**	**14,133,985**	**65.64**
Consumer loans	10.b	2,826,867	2,656,403	11.42	2,493,253	2,325,447	11.04
Mortgage loans	10.b	6,240,910	6,194,059	25.21	5,267,924	5,225,837	23.32
Totals		**24,754,132**	**23,955,972**	**100**	**22,589,071**	**21,685,269**	**100**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 184

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

b.1.4) Guaranties

In order to mitigate credit risk, guarantees have been established in the Bank's favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction	
- Agricultural land	
- Maritime ships and aircrafts	
- Mining infrastructure	
- Inventory	
- Agricultural assets	
- Industrial assets	
- Biological assets	
Other warranties	

The guarantees taken by the Bank to ensure the collection of the rights reflected in its portfolio of loans corresponding to real guarantees of the mortgage type and pledges.

b.1.5) Credit quality of loans by loan portfolio

Credit quality is described in accordance with the Compendium of Accounting Standards issued by the CMF.

A detail by credit risk category is presented below:

Categories	As of December 31 2021				As of December 31 2020			
	Individually assessed	% over total portfolio	Allowance	Coverage ratio	Individually assessed	% over total portfolio	Allowance	Coverage ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	104,887	0.42	38	0.04	163,981	0.73	59	0.04
A2	623,613	2.52	282	0.05	514,946	2.28	237	0.05
A3	2,631,923	10.63	4,789	0.18	2,182,085	9.66	3,708	0.17
A4	4,574,124	18.48	37,780	0.83	4,223,518	18.70	35,304	0.84
A5	2,892,982	11.69	57,665	1.99	2,952,521	13.07	60,288	2.04
A6	1,021,246	4.13	30,300	2.97	920,044	4.07	35,739	3.88
Normal risk portfolio	**11,848,775**	**47.87**	**130,854**	**1.10**	**10,957,095**	**48.51**	**135,335**	**1.24**
B1	470,030	1.90	8,831	1.88	431,934	1.91	9,868	2.28
B2	146,886	0.59	10,326	7.03	161,455	0.71	11,899	7.37
B3	106,425	0.43	9,379	8.81	163,779	0.73	14,573	8.90
B4	93,647	0.38	15,983	17.07	208,409	0.92	50,590	24.27
Substandard portfolio	**816,988**	**3.30**	**44,519**	**5.45**	**965,577**	**4.27**	**86,930**	**9.00**
C1	93,977	0.38	1,901	2.02	98,267	0.44	1,966	2.00
C2	36,719	0.15	3,686	10.04	64,065	0.28	6,407	10.00
C3	408,381	1.65	102,117	25.01	166,851	0.74	41,712	25.00
C4	188,629	0.76	76,065	40.33	186,406	0.83	74,562	40.00
C5	42,632	0.17	27,750	65.09	129,078	0.57	84,403	65.39
C6	124,460	0.50	112,007	89.99	189,123	0.84	172,051	90.97
Non-compliant portfolio	**894,798**	**3.61**	**323,526**	**36.16**	**833,790**	**3.69**	**381,101**	**45.71**
Subtotals	**13,560,561**	**54.78**	**498,899**	**3.68**	**12,756,462**	**56.47**	**603,366**	**4.73**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 185

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

Categories	As of December 31 2021				As of December 31 2020			
	Group	% over total portfolio	Allowance	Coverage ratio	Group	% over total portfolio	Allowance	Coverage ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,942,407	7.85	37,420	1.93	1,846,763	8.18	32,656	1.77
Non-compliant portfolio	183,387	0.74	44,526	24.28	224,669	0.99	57,887	25.77
Commercial portfolio	**2,125,794**	**8.59**	**81,946**	**3.85**	**2,071,432**	**9.17**	**90,543**	**4.37**
Normal risk portfolio	6,033,712	24.37	21,706	0.36	5,035,914	22.29	17,096	0.34
Non-compliant portfolio	207,198	0.84	25,145	12.14	232,010	1.03	24,991	10.77
Mortgage portfolio	**6,240,910**	**25.21**	**46,851**	**0.75**	**5,267,924**	**23.32**	**42,087**	**0.80**
Normal risk portfolio	2,706,428	10.93	87,645	3.24	2,327,922	10.31	77,431	3.33
Non-compliant portfolio	120,439	0.49	82,819	68.76	165,331	0.73	90,375	54.66
Consumer portfolio	**2,826,867**	**11.42**	**170,464**	**6.03**	**2,493,253**	**11.04**	**167,806**	**6.73**
Total portfolio	**24,754,132**	**100.00**	**798,160**	**3.22**	**22,589,071**	**100.00**	**903,802**	**4.00**

Below an overdue analysis is disclosed for each type of asset:

	As of December 31 2021			
	Less than 30 days	Between 30 and 89 days	More than 90 days	Total overdue debt
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers				
Commercial loans	156,006	97,039	361,084	614,129
Mortgage loans	120,581	44,845	66,865	232,291
Consumer loans	123,263	52,812	36,872	212,947
Financial instruments	—	—	—	—
Totals	**399,850**	**194,696**	**464,821**	**1,059,367**

	As of December 31 2020			
		Between 30 and 89 days	More than 90 days	Total overdue debt
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers				
Commercial loans	195,865	260,792	381,611	838,268
Mortgage loans	87,946	37,084	77,175	202,205
Consumer loans	78,573	50,275	45,096	173,944
Financial instruments	—	—	—	—
Totals	**362,384**	**348,151**	**503,882**	**1,214,417**

This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

B.2) Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank's shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 186

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

B.2.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

B.2.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

- Positions in foreign currency (MX) within the attributions of the Trading Book.
- Currency mismatches between the assets and liabilities of the Banking Book.
- Currency flow mismatches.
- Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank's equity. This effect is known as "translation risk".

B.2.1.2) Inflation and other indexes adjustments Risk

The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics.

B.2.1.3) Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 187

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36– Risk Management, continued

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the years ended December 31, 2021 and 2020:

	As of December 31 2021					
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**10,789,821**	**3,521,035**	**6,400,962**	**5,787,466**	**8,807,166**	**35,306,450**
CLP	5,650,471	1,515,577	2,131,454	2,161,385	1,408,683	12,867,570
CLF	510,552	441,744	1,857,539	2,528,482	6,554,363	11,892,680
USD	3,353,122	714,710	1,304,278	147,490	155,892	5,675,492
COP	1,275,676	849,004	1,107,691	950,109	688,228	4,870,708
Liabilities	**(14,406,920)**	**(3,202,539)**	**(5,198,326)**	**(6,880,724)**	**(6,562,135)**	**(36,250,644)**
CLP	(7,652,765)	(2,034,059)	(2,487,949)	(5,147,050)	(63,157)	(17,384,980)
CLF	(315,900)	(16,842)	(479,329)	(984,178)	(6,147,733)	(7,943,982)
USD	(2,303,464)	(866,228)	(1,705,776)	(335,808)	—	(5,211,276)
COP	(4,134,791)	(285,410)	(525,272)	(413,688)	(351,245)	(5,710,406)
Derivative	**(590,525)**	**796,182**	**438,226**	**(343,008)**	**1,000,180**	**1,301,055**
CLP	543,341	749,393	383,356	224,949	—	1,901,039
CLF	(969,261)	(906,260)	(517,836)	(795,785)	1,017,743	(2,171,399)
USD	228,696	416,053	737,494	79,486	155,436	1,617,165
COP	(393,301)	536,996	(164,788)	148,342	(172,999)	(45,750)

	As of December 31 2020					
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**9,817,266**	**2,565,202**	**5,585,956**	**5,174,445**	**9,793,262**	**32,936,131**
CLP	4,885,891	845,251	2,289,124	2,252,567	1,918,038	12,190,871
CLF	539,004	502,506	1,683,797	1,586,457	6,989,721	11,301,485
USD	2,523,089	571,066	885,045	123,608	201,009	4,303,817
COP	1,869,282	646,379	727,990	1,211,813	684,494	5,139,958
Liabilities	**(15,149,162)**	**(2,808,356)**	**(4,363,629)**	**(1,818,488)**	**(7,983,018)**	**(32,122,653)**
CLP	(10,169,966)	(1,637,063)	(2,477,283)	(661,668)	(1,950,514)	(16,896,494)
CLF	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,883)	(6,908,602)
USD	(2,152,414)	(884,847)	(939,496)	(3,590)	—	(3,980,347)
COP	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)	(4,337,210)
Derivative	**(149,153)**	**(133,655)**	**(133,194)**	**(376,852)**	**949,461**	**156,607**
CLP	830,637	1,429,392	516,336	272,765	24,985	3,074,115
CLF	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038	(2,165,038)
USD	103,599	(24,269)	87,848	(24,433)	(12,182)	130,563
COP	180,149	(743,503)	(74,962)	(180,337)	(64,380)	(883,033)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 188

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 189 Note 3 6 – Risk Management, continued The expositions presented above correspond to the present values resulting from: • Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc. • Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset. • Discount the flows of items accounted to the market at the market rate. B.2.1.4) Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non - linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset. B.2.2) Liquidity Risk Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals f rom demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the eco nomy. In general, in financial markets demand for medium or long - term financing is usually much greater than the supply of funds for those terms while short - term financing is in considerable supply. In this sense, the role of intermediary played by financi al institutions, which assume the risk of satisfying the demand for medium and long - term financing by brokering short - term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows co ntractual obligations to be met in a timely manner, but also enables: • The liquidation of positions, when it so decides, to occur without significant losses. • The commercial and treasury activities of the Bank and its subsidiaries to be financed at competit ive rates. • The Bank to avoid fines or regulatory penalties for not complying with regulations.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36– Risk Management, continued

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of December 31, 2021 and 2020:

	As of December 31 2021							
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**8,502,743**	**1,856,945**	**2,159,253**	**2,147,042**	**9,775,825**	**3,941,915**	**9,178,821**	**37,562,544**
Cash	3,296,776	—	—	—	—	—	—	3,296,776
Financial instruments recorded at market value	1,441,644	39,696	13,455	16,419	303,792	127,874	168,415	2,111,295
Loans to local banks without credit lines	486,633	46,067	66,399	—	—	—	—	599,099
Credit lines granted to local banks	1,391,251	1,595,929	1,620,255	1,408,576	6,264,116	1,541,194	3,084,742	16,906,063
Commercial loans without credit lines	(31,685)	—	—	—	—	—	—	(31,685)
Commercial credit lines and overdrafts	59,416	153,154	220,580	408,370	1,205,581	552,832	234,012	2,833,945
Consumer loans without credit lines	(59,358)	—	—	—	—	—	—	(59,358)
Consumer credit lines and overdrafts	80,881	92,798	100,726	268,662	1,079,718	991,196	5,588,672	8,202,653
Residential mortgage loans	471,950	6,666	92,648	48,176	537,060	738,281	1,857	1,896,638
Other transactions or commitments without credit lines	1,314,484	7,649	490	—	353,828	—	—	1,676,451
Derivative contracts	50,751	(85,014)	44,700	(3,161)	31,730	(9,462)	101,123	130,667
Liabilities	**(16,468,779)**	**(3,370,411)**	**(1,475,242)**	**(2,440,015)**	**(4,114,200)**	**(1,570,883)**	**(4,762,116)**	**(34,201,646)**
Checking accounts and demand deposits	(8,199,948)	—	—	—	—	—	—	(8,199,948)
Term savings accounts - unconditional withdrawal	(21,112)	—	—	—	—	—	—	(21,112)
Obligations with the Chilean Central Bank without credit lines	(465,743)	(164)	—	—	—	—	—	(465,907)
Credit lines obtained from the Central Bank of Chile	—	(418,140)	—	—	(2,593,452)	—	—	(3,011,592)
Deposits and time deposits	(4,668,386)	(2,248,430)	(1,145,363)	(1,258,699)	(326,965)	(119,267)	(635,288)	(10,402,398)
Foreign borrowings without credit lines	(767,919)	(205,714)	(225,834)	(728,850)	—	—	—	(1,928,317)
Foreign loans without credit lines	(18,995)	—	—	—	—	—	—	(18,995)
Letter of credit obligations	(165)	(318)	(719)	(2,434)	(9,510)	(6,143)	(4,195)	(23,484)
Bonds payable	(1,058,289)	(16,414)	(97,900)	(439,519)	(1,116,564)	(1,421,716)	(4,104,882)	(8,255,284)
Other credit lines obtained	(1,268,222)	(481,231)	(5,426)	(10,513)	(67,709)	(23,757)	(17,751)	(1,874,609)
Net	**(7,966,036)**	**(1,513,466)**	**684,011**	**(292,973)**	**5,661,625**	**2,371,032**	**4,416,705**	**3,360,898**

	As of December 31 2020							
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**7,853,977**	**1,865,203**	**2,064,325**	**2,165,434**	**6,585,579**	**5,404,123**	**8,427,539**	**34,366,180**
Cash	2,944,906	—	—	—	—	—	—	2,944,906
Financial instruments recorded at market value	2,710,090	132,637	166,319	47,348	620,662	179,215	72,984	3,929,255
Loans to local banks without credit lines	14,021	40,648	20,577	23,369	—	—	—	98,615
Credit lines granted to local banks	1,060,762	1,500,138	1,541,130	1,394,347	3,650,372	3,456,582	3,338,541	15,941,872
Commercial loans without credit lines	(37,094)	—	—	—	—	—	—	(37,094)
Commercial credit lines and overdrafts	52,522	124,295	196,045	345,728	1,005,486	544,448	221,770	2,490,294
Consumer loans without credit lines	(66,702)	—	—	—	—	—	—	(66,702)
Consumer credit lines and overdrafts	71,013	77,691	84,836	230,582	914,108	854,341	4,655,995	6,888,566
Residential mortgage loans	352,299	—	27,972	57,051	16	319,235	1,829	758,402
Other transactions or commitments without credit lines	745,736	4,995	195	—	377,022	—	—	1,127,948
Derivative contracts	6,424	(15,201)	27,251	67,009	17,913	50,302	136,420	290,118
Liabilities	**(14,834,148)**	**(2,840,448)**	**(2,489,871)**	**(1,897,454)**	**(2,147,037)**	**(3,269,878)**	**(4,467,535)**	**(31,946,371)**
Checking accounts and demand deposits	(7,101,902)	—	—	—	—	—	—	(7,101,902)
Term savings accounts - unconditional withdrawal	(19,403)	—	—	—	—	—	—	(19,403)
Obligations with the Chilean Central Bank without credit lines	(636,894)	(1,101)	—	—	—	—	—	(637,995)
Credit lines obtained from the Central Bank of Chile	—	—	—	—	(418,140)	(1,843,405)	—	(2,261,545)
Deposits and time deposits	(4,612,696)	(2,441,779)	(2,184,091)	(1,173,416)	(660,888)	(98,316)	(658,778)	(11,829,964)
Foreign borrowings without credit lines	(561,978)	(375,610)	(241,040)	(377,311)	(23,861)	—	—	(1,579,800)
Foreign loans without credit lines	(120)	—	—	—	—	—	—	(120)
Letter of credit obligations	(1,305)	(364)	(1,567)	(3,294)	(12,132)	(9,208)	(6,325)	(34,195)
Bonds payable	(938,590)	(17,783)	(57,672)	(332,658)	(961,623)	(1,289,654)	(3,776,161)	(7,374,141)
Other credit lines obtained	(961,260)	(3,811)	(5,501)	(10,775)	(70,393)	(29,295)	(26,271)	(1,107,306)
Net	**(6,980,171)**	**(975,245)**	**(425,546)**	**267,980**	**4,438,542**	**2,134,245**	**3,960,004**	**2,419,809**

The grouping corresponds to the regulatory categories, which bring together financial ítems with similar characteristics from the point of view of liquidity risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 190

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36– Risk Management, continued

B.3 Financial Risk Management

Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages:

B.3.1) Identification of Financial Risks

The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation / modification of products. After a risk is identified, it is quantified to see the potential impact on the creation of value of the Institution.

B.3.2) Quantification and Control of Exposure to Financial Risk

Once the risk has been identified, the Financial Risk Management is in charge of mapping it into the appropriate metrics for its quantification. The way to measure the exposure is the knowledge of top management and the Board of Directors from which the appetite for risk desired for the Institution and the different openings thereof (business unit, manager, risk factor, area, etc.) always taking into account not to transgress the current norms. The process of establishing limits is the instrument used to establish the assets available to each activity. The determination of limits is conceived as a dynamic process that responds to the level of risk considered acceptable by top management.

The Financial Risk Management requests and proposes a framework of limits and warnings, quantitative and qualitative that affect the liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors. In addition, it carries out periodic measurements of the risk incurred, develops tools and valuation models, conducts periodic stress analysis, measures the degree of concentration with inter-bank counterparts, draws up the policy and procedures manual, as well as the monitoring of authorized limits and alerts, which are reviewed at least annually.

The structure of limits requires carrying out a process that takes into account, among others, the following aspects:

- Identify and delimit efficiently and comprehensively the financial risks incurred, so that they are consistent with the management of the business and with the defined strategy.
- Quantify and communicate to the business areas the levels and the risk profile that Top management considers acceptable, in order to avoid incurring unwanted risks.
- Give flexibility to the business areas in the taking of financial risks in an efficient and timely manner according to changes in the market and in business strategies, always within the levels of risk that are considered acceptable by the entity.
- Allowing business generators to take prudent but sufficient risks to achieve the budgeted results.
- Delimit the range of products and underlying assets in which each Treasury unit can operate, taking into account characteristics such as the model, valuation systems and the liquidity of the instruments involved, among others.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 191

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

The metrics, by type of risk, used to quantify the exposures or demonstrate a materialization of the same are detailed below:

Metrics and limits of Market Risk

According to the complexity and relevance of the portfolios managed by Itaú Corpbanca, different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book. The following are the normative and internal metrics used for the monitoring and control of market risk:

Normative Risk Measures for the Negotiation Book and Banking Book

As of December 2021, the Bank must measure the exposure to market risks (ERM) in accordance with the current regulations established by the Central Bank of Chile (Chapter III. .2 "Rules on the measurement and control of market risks of banking companies" of the Compendium of Financial Standards) and supplemented by the Financial Market Commission, hereinafter CMF (Chapter 21-7 "Rules on measurement and control of market risks"), which corresponds to a risk measurement based on the standard methodology of the Basel Committee, which seeks to quantify the exposure to market risks for the Trading Book and the Banking Book.

The regulatory measurement of the market risk of the Trading Book allows estimating the potential loss that the Bank could face from fluctuations in the price factors according to the shocks that the regulator has established to carry out the measurements. The limit consumption corresponds to the sum of the interest rate, currency, options and stock price risks (also called Market Risk Exposure or ERM) plus 10% of the Credit Risk Weighted Assets; such sum may in no case exceed one times the Bank's effective Equity.

The Bank must constantly monitor the level of compliance with the limit, and report these to the Bank's senior management. The information must be provided to the regulator (CMF) with the periodicity established in the Information System manual of said entity, both at a consolidated and individual level.

Until November 2021, banks were required to calculate the ERM according to the provisions established by the CMF in chapter 12-21.

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2021 and 2020, is presented below:

Limit consumption	As of December 31,	
	2021	2020
Market risk exposure (MRE)	65.63 %	83.34 %

The market risk exposure of the Structural Ledger is calculated in accordance with the current methodology published in the regulations of the Central Bank of Chile (III.B.2.2) and supplemented by the FMC in chapter 12-21. This corresponds to a risk measurement based on the Basel Committee's standard methodology, which seeks to quantify the exposure to market risks for the Trading Book and the Banking Book.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 192

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

As in the ERM, the regulator establishes that the exposure to potential losses resulting from fluctuations in market risk factors must be calculated based on the application of the standardized methodology (shocks) defined in the regulations in force, mentioned in the preceding paragraph.

Currently, the use of limits for interest rate risk and readjustment of the short-term banking book (ECP) must not exceed 35% of the sum of the last 12 months of the financial margin, while the consumption of the long-term limit (ELP) must be less than 20% of the Bank's effective equity. The consumption of market risk regulatory limit, specifically for the Banking Book as of December 31, 2021 and 2020, is presented below:

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2021 and 2020:

Limit consumption	As of December 31,	
	2021	2020
Short-term exposure to interest rate risk	47.21 %	62.99 %
Long-term exposure to interest rate risk	23.21 %	63.86 %

Value at Risk (VaR)

- Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day.
- Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis. In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days. The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VAR.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

- It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank's case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.
- It does not consider intraday results, but only reflects the potential loss given current positions.
- It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 193

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

Sensitivity Measurements

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and secondorder effects.

In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Interest rate scenarios - Chile (basis points – 0.01%)

Tenor	Scenarios for impacts on P&L						Scenarios for impacts on AFS					
	Chamber	Government	Chamber	Government	Curve	Curve	Chamber	Government	Chamber	Government	Curve	Curve
	CLP	CLP	CLF	CLF	USD	MX	CLP	CLP	CLF	CLF	USD	MX
1 day	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
3 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
6 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
9 months	(36)	42	87	159	(67)	67	36	42	(87)	159	67	(67)
1 year	(33)	46	93	155	(86)	86	33	46	(93)	155	86	(86)
2 years	(37)	39	70	93	(101)	101	37	39	(70)	93	101	(101)
3 years	(47)	52	68	88	(103)	103	47	52	(68)	88	103	(103)
4 years	(57)	65	68	83	(105)	105	57	65	(68)	83	105	(105)
5 years	(67)	77	67	79	(106)	106	67	77	(67)	79	106	(106)
7 years	(65)	66	74	81	(103)	103	65	66	(74)	81	103	(103)
10 years	(63)	50	83	85	(98)	98	63	50	(83)	85	98	(98)
20 years	(63)	50	80	81	(115)	115	63	50	(80)	81	115	(115)

	Scenarios for impacts on AFS			
Tenor	Chamber CLP	Chamber CLF	Curve USD	Curve MX
1 day	39	87	51	51
3 months	39	87	51	51
6 months	39	87	51	51
9 months	36	87	67	67
1 year	33	93	86	86

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 194

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

Exchange rate scenarios Chile

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - CLP	9.66	9.66	9.66
USD - COP	7.81	7.81	7.81

Interest rate scenarios - Colombia (basis points – 0.01%)

Tenor	Scenarios for impacts on P&L			Scenarios for impacts on AFS		
	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	137	37	13	137	37	13
3 months	133	40	17	133	40	17
6 months	130	78	19	130	78	19
9 months	126	77	27	126	77	27
1 year	122	75	35	122	75	35
2 years	108	96	39	108	96	39
3 years	93	94	35	93	94	35
4 years	85	95	36	85	95	36
5 years	86	96	37	86	96	37
7 years	88	98	39	88	98	39
10 years	91	101	42	91	101	42
20 years	93	111	51	93	111	51

Tenor	Scenarios for impacts in accrual book	
	Government COP	Curve USD
1 day	37	13
1 months	79	14
3 months	40	17
6 months	78	19
9 months	77	27
1 year	75	35

Exchange rate scenarios Colombia

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - COP	(6.78) %	(6.78) %	(6.78) %

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021
195

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 196 Note 36 – Risk Management, continued The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect P&L as of December 31, 2021 and 2020 : As of December 31, Potential impact on P&L 2021 2020 MCh$ MCh$ CLP rate risk (1,679) (8,403) Derivatives (1,679) (8,403) Debt instruments — — CLF rate risk (7,248) (8,488) Derivatives (7,248) (8,488) Debt instruments — — COP rate risk 829 (3,104) Derivatives 5,469 (2,508) Debt instruments (4,640) (596) UVR rate risk (30,766) (133) Derivatives — 3 Debt instruments (30,766) (136) USD rate risk (12,000) (2,648) Other currencies rate risk (16) (249) Total rate risk (50,880) (23,025) Exchange rate risk 7 (163) Options risk 5 16 Total impact (50,868) (23,172) It is important to note that the Option Risk includes the risks of volatility (Vega) and Gamma. The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Accrual Book as of December 31, 2021 an d 2020 : As of December 31, Potential impact on Accrual Book 2021 2020 Impact of base interest rate shock (16,349) (9,626) The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months. In line with the effects on P&L of positions accounted for at fair value and amortized cost, the chan ges in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of availablefor - sale instruments and the portfolios of cash flow and net foreign investment hedges, which are pr esented in the following table: Potencial impact on AFS As of December 31 2021 As of December 31 2020 Rate risk DV01 + (1 bps) Impact for interest rate DV01 + (1 bps) Impact for interest rate US$ ThUS$ MCh$ US$ ThUS$ MCh$ CLP (73,433) (6.99) (5,897) (707,409) (40.13) (28,609) CLF 43,232 ( 33 ..2 4 ) (28,055) (201,548) (23.15) (16,505) COP (65,627) (5.36) (4,525) 35,889 (8.13) (5,780) UVR (83,203) (6.96) (5,875) (36,520) (3.88) (2,755) USD (80,331) (8.64) (6, 797 ) (42,030) (4.36) (3,107) Others — — — 11,624 (0.59) (419) Total rate risk 464,506 (61.19) ( 51 , 149 ) (939,994) (80.24) (57,175)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

Exchange rate	Impact to change in prices As of December 31 2021		As of December 31 2020	
	ThUS$	MCh$	ThUS$	MCh$
USD	145.47	122,874	(67.25)	(47,942)
COP	—	—	(63.65)	(45,380)
Total risk exchange rate	**145.47**	**122,874**	**(130.90)**	**(93,322)**
Total impact	**145.47**	**122,874**	**(211.13)**	**(150,498)**

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is subject to the limits defined by the Board of Directors, the definitions of the Assets and Liabilities Committee (ALCO) and the Hedging Policy.

The Treasury is responsible for designing and implementing the strategies and the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating indicators of effectiveness that are constantly monitored. (For more detail on the accounting hedging strategies, review Note 8) Financial Derivatives Contracts and Hedge Accounting.

B.4 LIBOR discontinuity (London Interbank Offered Rate)

The LIBOR has been the main reference to determine prices of financial instruments ranging from mortgages, loans, bond, derivatives, as well an input on the construction of discount rates and transfer prices. However, it has recently been challenged its reliability and methodological definition, prompting the UK's Financial Conduct Authority (FCA) to dictate in 2017 and propose the cesation of the LIBOR benchmart December 31, 2021 as the deadline for LIBOR.

By virtue of the foregoing, as of December 31, 2021, the bank has completed the diagnostic phase to determine the impact of transitioning to an alternative rate and is in the process of drawing up a plan for its implementation.

The following table details the exposure based on financial instruments subject to the reform of the reference interest rate, the following table presents the balances as of December 31, 2021:

Financial instruments based on libor				
Nature of the games	Exposition			
	2021		2020	
	Assets	Liabilities	Assets	Liabilities
	MM$	MM$	MM$	MM$
Non-derivative financial instruments	2,790,568	1,533,951	1,632,335	1,107,483
Credits and accounts receivable from customers	2,790,568	—	1,632,335	—
Obligations with banks	—	1,533,951	—	1,107,483
Derivative financial instruments (1) (2)	1,032,033	1,154,080	12,988,222	9,228,125
Totals	**3,822,601**	**2,688,031**	**14,620,557**	**10,335,608**

(1) Correspond to the fair value of the operations.

(2) The total notional associated to derivative operations corresponds to MCh$32,537,849.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 197

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 198 Note 36 – Risk Management, continued The main items identified included in Loans and accounts receivable from customers correspond to commercial loans in the form of working capital funding, while the operations included in the Interbank borrowings item correspond mainly to international trade financing operations. Th e derivative items are mainly composed of interest rate swaps. Additionally, based on Management’s analysis, no risks have been identified that would require meaningful modifications in the risk management strategy implemented by the Bank. c) Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the lega l risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guideli nes. The defe nse lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the f irst line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management proces ses and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls an d the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following: • Identification, evaluation, information, management, and monitoring of the operational risk in con nection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries; • Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities b etween business and support functions, whether these are internally developed or outsourced to third parties; • Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; • Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

d) Cybersecurity

The Bank collect, process personal and confidential information from its clients as an integral part of its banking process and the diverse services offered through internet and other digital channels. The secure transmission of information through the different digital channels is essential to maintain the trust of our customers in online services. The use of the internet and digital channels exposes the Bank to risks associated with Cybersecurity.

Cybersecurity is defined as the act protecting of digital assets, as well as the infrastructure that supports it, has the objective of preventing or mitigating the adverse effects of its inherent risks and threats, on information security and the continuity of the Bank's business.

Given the importance of cybersecurity and security of our clients' information, the Bank has stablished a Cybersecurity and Fraud Management, which reports directly to the Corporate Risk Manager.

The Bank's Cybersecurity Management model is based on four 4 main processes:

1) Security and Cybersecurity Governance: focused on risk management, regulatory framework, supplier cybersecurity management and; culture and awareness of Cybersecurity culture, for clients and collaborators.

2) Information security: Responsible for the identification, classification, protection and authorization of access to information.

3) Systems security: Defining security architecture and adherence to cybersecurity guidelines in the technological environment.

4) Cyber defence: Application of industry leading practices in security and assurance of technological equipment (Baseline), detection and remediation of vulnerabilities and detection and response to cybersecurity incidents; evaluation of the Bank's current cybersecurity controls and detection of cybersecurity breaches, evaluation of response to a crisis scenario through cybersecurity exercises and ethical hacking.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 199

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

e) Shareholders' equity requirements

The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the years ended December 31, 2021 and December 31, 2020, the Bank has fully complied with the capital requirements.

In accordance with the General Bank Law (hereinafter LGB), the Bank must maintain a minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets of 8% in accordance with article 66 of the LGB, in addition to the above, it must maintain an additional core capital equivalent to 0.625% of its risk-weighted assets in accordance with article 66 bis of the LGB, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, since the merger of the Bank, the regulator determined that the resulting bank's Shareholders' Equity must consider an additional 2.0%, which according to the transitory provisions of RAN 12-14 "Application of article 35 BIS of the LGB" must be constituted in 75% as of December 1, 2021, therefore, the Bank must maintain a minimum ratio of Shareholders' Equity to Consolidated Risk-Weighted Assets of 10.13%. For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN.

In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "LGB"). In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN").

The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2024, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025.

Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk".

All derivative instruments traded off-exchange are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN.

Finally, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 200

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

a) As of December 31, 2021, the ratio of assets to risk-weighted assets is as follows:

No. Item		Note	Global consolidated As of December 31, 2021 MCh$
1	Total assets according to the statement of financial position, excluding financial derivative contracts		34,842,124
2	Investment in subsidiaries that are not consolidated	a	—
3	Assets discounted from regulatory capital, other than item 2	b	1,003,882
4	Credit equivalent	c	980,163
5	Contingent receivables	d	2,315,141
6	Assets arising from the intermediation of financial instruments	e	24,428
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**37,109,118**
8.a	Credit risk-weighted assets, estimated using standard methodology (APRC)	f	21,016,722
8.b	Credit risk-weighted assets, estimated according to internal methodology (APRC)	f	—
9	Assets weighted by market risk (APRM)	g	1,873,952
10	Assets weighted by operational risk (APRO)	h	1,990,014
11.a	**= (8.a/8.b+9+10) Risk-weighted assets (RWA)**		**24,880,688**
11.b	**= (8.b/8.b+9+10) Risk-weighted assets, after application of the output floor (APR)**		**24,880,688**
12	Equity attributable to equity holders of the Bank		3,277,800
13	Non-controlling interest	i	74,542
14	Goodwill	j	492,512
15	Excess minority investments	k	—
16	**= (12+13-14-15) Common Equity Tier 1 Equivalent (CET1)**		**2,859,830**
17	Additional deductions to common equity tier 1, other than item 2	l	—
18	**= (16-17-2) Common equity common equity tier 1 (CET1)**		**2,859,830**
19	Voluntary provisions (additional) incorporated as Additional Capital Tier 1 (AT1)	m	—
20	Subordinated bonds imputed as Additional Capital Tier 1 (AT1)	m	248,807
21	Preferred shares imputed as Additional Capital Tier 1 (AT1)		—
22	Bonds with no fixed term to maturity imputed to Additional Capital Tier 1 (AT1)		—
23	Discounts applied to AT1	l	—
24	**= (19+20+21+22+22-23) Additional capital level 1 (AT1)**		**248,807**
25	**= (18+24) Tier 1 capital**		**3,108,637**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	133,323
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	794,520
28	**= (26+27) Equivalent Tier 2 capital (T2)**		**927,843**
29	Discount applied to T2	l	—
30	**= (28-29) Tier 2 capital (T2)**		**927,843**
31	**= (25+30) Effective equity**		**4,036,480**
32	**Additional core capital required for the constitution of the conservation buffer**	p	**155,504**

(a) Corresponds to the value of the investment in subsidiaries that are not consolidated. Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1.
(b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No. 3 of Chapter 21-30 of the RAN.
(c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No. 3 of Chapter 21-30 of the RAN.
(d) Corresponds to the contingent exposure as established in paragraph c) of title No. 3 of Chapter 21-30 of the RAN.
(e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No. 3 of Chapter 21-30 of the RAN.
(e) Corresponds to the assets of the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph d) of Title No. 3 of Chapter 21-30 of the RAN.
(f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6. If the bank is not authorized to apply internal methodologies, it must report field 8.b with zero and add 8.a in field 11.a. If it has the authorization, it must add 8.b in 11.a.
(g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN.
(h) Corresponds to the assets weighted by operational risk, estimated according to Chapter 21-8 of the RAN.
(i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity.
(j) Assets corresponding to goodwill.
(k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity.
(l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row. In the case of AT1, discounts are applied directly if any.
(m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN.
(n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN.
(o) Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 201

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 36 – Risk Management, continued

No. Item	Solvency ratios and regulatory compliance ratios according to Basel III (in % with two decimals)	Note	Global consolidated As of December 31, 2021 MCh$
1	Leverage ratio (T1_I18/T1_I7)		7.71
3	Common equity tier 1 ratio (T1_I18/T1_I11.b)		11.49
5	Tier 1 capital ratio (T1_I25/T1_I11.b)		12.49
6	Capital Adequacy ratio (T1_I31/T1_I11.b)		16.22
7	Solvency rating (Level A, B or C)	a	A
	Regulatory compliance ratios for solvency		
8	Voluntary (additional) provisions imputed in Tier 2 capital (T2) in relation to APRCs (T1_I26/(T1_I8.a or 8.b))	b	0.63
9	Subordinated bonds imputed in tier 2 capital (T2) in relation to common equity tier 1(CET1)	c	27.78
10	Additional tier 1 capital (AT1) relative to common equity tier 1 (CET1) (T1_I24/T1_I18)	d	8.70
11	Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 capital (AT1) in relation to RWA ((T1_I19+T1_I20)/T1_I11.b)	e	1.00

(a) Corresponds to the solvency classification as established in Article 61 of the General Banking Law.
(b) Limit of 1.25%, if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1 8.b), in the estimate of the APRC.
(c) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1. instruments according to Chapter 21-1 of the RAN.
(d) Corresponds to the contingent exposure as established in paragraph c) of title No. 3 of Chapter 21-30 of the RAN.

b) As of December 31, 2020, the ratio of assets to risk-weighted assets is as follows:

	Note	Consolidated assets	Risk-weighted assets
		As of December 31,	
		2020	2020
		MCh$	MCh$
Asset balance (net of allowances)			
Cash and deposits in banks	5	3,089,072	—
Cash items in process of collection	5	173,192	30,919
Trading investments	6	580,369	90,149
Investments under resale agreements	7	105,580	97,525
Financial derivative contracts (*)	8	1,302,692	859,464
Interbank loans	9	7,115	7,115
Loans and accounts receivable from customers	10	21,685,269	18,634,870
Available for sale investments	11	3,964,720	334,632
Held to maturity investments	11	111,643	49,627
Investments in companies	12	11,983	11,983
Intangibles	13	718,683	226,171
Fixed assets	14	56,020	56,020
Right of use asset under lease agreements	15	170,603	170,603
Current taxes	16	64,699	6,470
Deferred taxes	16	314,112	31,411
Other assets	17	602,769	410,854
Off-balance sheet assets			
Contingent loans		2,381,233	1,428,740
Totals		**35,339,754**	**22,446,553**

(*) Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 "Equity for Legal and Regulatory Effects" of the RAN, issued by the Superintendency of Banks and Financial Institutions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 202

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 203 Note 36 – Risk Management, continued Amount Ratio A s of December 31, 2020 2020 MCh$ % Basic capital 2,315,411 (a) 6.54 (c) Effective equity 3,044,661 (b) 13.56 (d) (a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as "Equity attributable to equity holders" as indicated in the Compendium of Accounting Standards. (b) The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non - controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the am ount in which that sum is deducted will be deducted exceed that percentage .. (c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements). (d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets. The shareholders' agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the higher of the 120% of the minimum regulatory capital ratio established by the respective legislation and the ratio of Regulatory capital of the 3 largest private banks in the respective country, multiplied by the consolidated risk - weighted assets (APR) of the Chi lean or Colombian bank, as applicable, as of a date that is one year from the last day of the most recent fiscal year , assuming that the assets weighted by their risk level grow during that year at a rate equal to the Minimum Growth Rate (corresponds to t he minimum growth rate of the total assets of Itaú Corpbanca Chile and Itaú Corpbanca Colombia necessary to maintain the participation market, determined by the Administration, which in no case may exceed the forecast growth of the system of each country).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 204 Note 37 – Asset and Liability Maturities The main financial assets and liabilities grouped according to their remaining terms are shown below, including accrued interest until December 31, 2021 and 2020 : As of December 31 2021 Notes Up to 1 month From 1 month to 3 month From 3 month to 1 year From 1 year to 3 year From 3 years to 6 years Over 6 years Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Tradin g investments 6 94,297 50,828 405 34,355 97,175 54,543 331,603 Retro - purchase agreements and securities loans 7 493,659 111,148 667 704 — — 606,178 Financ ial derivate contracts 8 143,208 111,783 371,074 809,903 1,066,262 478,696 2,980,926 Interb ank loans (*) 9 80,554 — — — — — 80,554 Loans and accounts receivable from customers (**) 10 2, 607,913 1,821,551 3,106,249 6,185,285 3, 720 , 960 7, 312,174 24, 754 , 132 Commer cial loans 1, 835,923 1,686,244 2,560,603 4,905,237 2,100,317 2,598,031 15, 686,355 Mortga ges loans 25,849 51,543 230,926 625,455 944,241 4,3 6 2, 896 6,2 40,910 Consum er loans 746,141 83,764 314,720 654,593 676,402 351,247 2, 826,867 Available for sale investments 11 1,348,862 636,668 99,850 423,463 208,884 158,659 2,876,386 Held t o maturity investments 11 43,806 12,272 146,327 27,587 729,980 — 959,972 Totals 6,686,383 4,565,801 6,830,821 13,666,582 9, 544,221 15,275,944 56,365,728 LIABILITIES Obliga tions under repurchase agreements 7 465,842 164 — — — — 466,006 Time d eposits and other time liabilities 18 4,887,142 2,087,560 2,342,260 328,276 171,391 280,814 10,097,443 Time d eposits and other time liabilities 8 77,835 188,750 352,821 664,758 598,211 1,043,212 2,925,587 Interb ank borrowings 19 171,624 132,457 1,420,184 3,137,074 55,922 1,162 4,918,423 Debit Instruments issued 20 429,170 264,480 636,336 736,215 1,151,454 3,545,185 6,762,840 Lease obligations 15 5,023 3,977 16,905 41,057 37,753 10,829 115,544 Totals 6,036,636 2,677,388 4,768,506 4,907,380 2,014,731 4,881,202 25,285,843 (*) Lo ans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 353. (**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$580,845 , Mortgage MCh $46,851 and Consumer MCh$170,464. As of December 31 2020 Notes Up to 1 month From 1 month to 3 month From 3 month to 1 year From 1 year to 3 year From 3 years to 6 years Over 6 years Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Tradin g investments 6 53,175 65,370 77,021 176,681 192,719 15,403 580,369 Retro - purchase agreements and securities loans 7 19,933 40,540 43,631 691 785 — 105,580 Financ ial derivate contracts 8 173,313 10,258 526,205 639,459 918,637 1,714,931 3,982,803 Interb ank loans (*) 9 — 7,131 — — — — 7,131 Loans and accounts receivable from customers (**) 10 1,976,366 1,457,765 2,260,671 2,834,187 3,928,113 10,131,969 22,589,071 Commer cial loans 1,406,164 1,436,296 2,167,838 2,258,716 2,769,842 4,789,038 14,827,894 Mortga ges loans 1,962 416 2,925 25,913 180,168 5,056,540 5,267,924 Consum er loans 568,240 21,053 89,908 549,558 978,103 286,391 2,493,253 Availa ble for sale investments 11 1,121,131 97,970 486,354 870,028 1,312,994 76,243 3,964,720 Held t o maturity investments 11 18,298 — 92,698 647 — — 111,643 Totals 5,338,582 3,136,799 5,747,251 7,355,880 10,281,361 22,070,515 53,930,388 LIABILITIES Obliga tions under repurchase agreements 7 637,751 1,100 — — — — 638,851 Time d eposits and other time liabilities 18 4,627,676 2,385,542 3,311,082 661,139 123,689 323,936 11,433,064 Time d eposits and other time liabilities 8 171,119 18,551 483,102 669,539 878,157 1,453,123 3,673,591 Interb ank borrowings 19 103,194 119,061 719,886 970,810 1,874,093 11,934 3,798,978 Debit Instruments issued 20 1,640 545 326,088 838,032 1,873,627 3,164,924 6,204,856 Lease obligations 15 2,927 7,258 20,645 51,861 49,170 20,024 151,885 Totals 5,544,307 2,532,057 4,860,803 3,191,381 4,798,736 4,973,941 25,901,225 (*) Lo ans and advances to banks are presented gross. The amount of provisions corresponds to MCh$16. (**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$693,909, Mortgage MCh$42,087 and Consumer MCh$167,806.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 38 – Foreign Currency

In the Consolidated Statements of Financial Position as of December 31, 2021 and 2020, assets and liabilities are included in local and foreign currency, as well as inflation-indexation adjustable and adjustable by the variation of the exchange rate, for the amounts indicated below:

As of December 31 2021	Note	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	1,308,118	—	1,822,747	287,922	32,213	22,392	—	3,473,392
Cash items in process of collection	5	211,686	—	222,843	347	3,354	266	—	438,496
Trading investments	6	90,696	—	—	240,907	—	—	—	331,603
Investments under resale agreements	7	171,810	—	—	434,368	—	—	—	606,178
Financial derivative contracts	8	2,254,395	126,280	564,013	30,538	5,700	—	—	2,980,926
Interbank loans, net	9	—	—	52,505	28,049	—	—	—	80,554
Loans and accounts receivable from customers, net	10	6,214,753	9,799,322	3,580,168	4,326,225	26,371	—	9,133	23,955,972
Available for sale investments	11	2,008,325	301,897	202,978	363,186	—	—	—	2,876,386
Held to maturity investments	11	451,099	321,291	—	187,582	—	—	—	959,972
Investments in companies	12	9,397	—	—	3,857	3	—	—	13,257
Intangibles	13	663,373	—	130	35,841	—	—	—	699,344
Fixed assets	14	28,042	—	307	22,708	—	—	—	51,057
Right of use assets under lease agreements	15	102,491	—	6,802	22,364	—	—	—	131,657
Current taxes	16	18,871	—	1,713	37,600	—	—	—	58,184
Deferred taxes	16	206,893	—	20,447	77,198	—	—	—	304,538
Other assets	17	236,581	4,421	516,165	56,970	8,361	—	268	822,766
TOTAL ASSETS		**13,976,530**	**10,553,211**	**6,990,818**	**6,155,662**	**76,002**	**22,658**	**9,401**	**37,784,282**
Deposits and other demand liabilities	18	3,717,926	21,624	896,088	2,914,776	25,136	545	—	7,576,095
Cash in process of being cleared	5	231,391	—	182,202	—	10,640	125	—	424,358
Obligations under repurchase agreements	7	212,356	—	—	253,650	—	—	—	466,006
Time deposits and other time liabilities	18	6,233,732	509,868	2,045,906	1,307,928	8	—	1	10,097,443
Financial derivative contracts	8	2,194,964	118,170	540,656	60,400	11,397	—	—	2,925,587
Interbank borrowings	19	3,007,242	—	1,721,424	117,239	837	71,681	—	4,918,423
Debt instruments issued	20	888,333	5,094,916	144,078	635,513	—	—	—	6,762,840
Other financial liabilities	20	42,435	—	—	—	—	—	—	42,435
Lease contracts liabilities	15	483	86,120	6,778	22,047	—	—	116	115,544
Current taxes	16	393	—	—	939	—	—	—	1,332
Deferred taxes	16	—	—	—	—	—	—	—	-
Provisions	21	283,472	—	6,835	101,958	—	—	—	392,265
Other liabilities	22	215,662	244,572	190,511	55,889	2,978	—	—	709,612
TOTAL LIABILITIES		**17,028,389**	**6,075,270**	**5,734,478**	**5,470,339**	**50,996**	**72,351**	**117**	**34,431,940**
Assets (liabilities), net		**(3,051,859)**	**4,477,941**	**1,256,340**	**685,323**	**25,006**	**(49,693)**	**9,284**	**3,352,342**

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205

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 38 – Foreign Currency, continued

As of December 31 2020	Note	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	1,232,614	—	1,501,888	294,522	28,315	31,733	—	3,089,072
Cash items in process of collection	5	110,503	—	61,819	93	9	768	—	173,192
Trading investments	6	142,975	355	—	437,039	—	—	—	580,369
Investments under resale agreements	7	84,173	—	—	21,407	—	—	—	105,580
Financial derivative contracts	8	2,529,980	387,035	1,039,536	19,967	6,285	—	—	3,982,803
Interbank loans, net	9	—	—	7,115	—	—	—	—	7,115
Loans and accounts receivable from customers, net	10	5,853,231	8,959,138	2,852,755	3,986,849	23,704	—	9,592	21,685,269
Available for sale investments	11	2,553,429	696,307	103,503	611,481	—	—	—	3,964,720
Held to maturity investments	11	—	—	7,297	104,346	—	—	—	111,643
Investments in companies	12	8,710	—	—	3,273	—	—	—	11,983
Intangibles	13	682,535	—	172	35,976	—	—	—	718,683
Fixed assets	14	31,833	—	335	23,852	—	—	—	56,020
Right of use assets under lease agreements	15	135,625	—	7,082	27,896	—	—	—	170,603
Current taxes	16	43,533	—	1,844	19,322	—	—	—	64,699
Deferred taxes	16	245,271	—	18,739	50,102	—	—	—	314,112
Other assets	17	145,705	11,883	388,141	56,770	—	—	270	602,769
TOTAL ASSETS		**13,800,117**	**10,054,718**	**5,990,226**	**5,692,895**	**58,313**	**32,501**	**9,862**	**35,638,632**
Deposits and other demand liabilities	18	3,186,296	13,448	737,892	2,238,247	21,435	88	—	6,197,406
Cash in process of being cleared	5	82,287	—	52,244	1	1,528	18,172	—	154,232
Obligations under repurchase agreements	7	399,593	—	—	239,258	—	—	—	638,851
Time deposits and other time liabilities	18	8,042,117	402,118	1,539,760	1,449,054	14	—	1	11,433,064
Financial derivative contracts	8	2,031,193	476,910	986,508	170,598	8,382	—	—	3,673,591
Interbank borrowings	19	2,257,226	—	1,384,248	47,768	368	109,368	—	3,798,978
Debt instruments issued	20	835,961	4,636,431	122,734	609,730	—	—	—	6,204,856
Other financial liabilities	20	13,123	—	—	—	—	—	—	13,123
Lease contracts liabilities	15	561	118,189	6,987	25,992	—	—	156	151,885
Current taxes	16	596	—	—	1,170	—	—	—	1,766
Deferred taxes	16	—	—	—	237	—	—	—	237
Provisions	21	174,417	—	6,953	100,913	—	—	—	282,283
Other liabilities	22	175,812	159,834	274,827	79,442	66	—	10,053	700,034
TOTAL LIABILITIES		**17,199,182**	**5,806,930**	**5,112,153**	**4,962,410**	**31,793**	**127,628**	**10,210**	**33,250,306**
Assets (liabilities), net		**(3,399,065)**	**4,247,788**	**878,073**	**730,485**	**26,520**	**(95,127)**	**(348)**	**2,388,326**

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206

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2021 and 2020

Note 39 – Subsequent Events

Central Bank of Chile authorization for the acquisition of 12.36% of the capital stock of Itaú Corpbanca Colombia.

On January 27, 2022, by Resolution No. 2451-07-220127, the Board of the Central Bank of Chile authorized Itaú Corpbanca, in accordance with article 76 of the General Bank Law, to carry out the following investments and transactions:

i. Incorporate a subsidiary in the Republic of Colombia, corresponding to the simplified joint stock company whose corporate name will be Itaú Holding Colombia S.A.S., under the terms already authorized by the Financial Market Commission.

ii. To acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A., equivalent to 20% of its capital stock, owned by Helm LLC.

iii. To acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares issued by Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its share capital, owned by Corpgroup.

Acquisition of 12.36% of the capital stock of Itaú Corpbanca Colombia

On February 22, 2022, it was reported that, after having obtained the regulatory approvals from the banking supervisors of Chile, Colombia and Brazil, and in compliance with the provisions of the Transaction Agreement entered into between Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA and Inversiones Gasa Limitada dated January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement"), Itaú Corpbanca proceeded to acquire, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$ 414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the capital stock of Itaú Corpbanca Colombia S.A., its direct interest being approximately 94.99%.

In this regard, it is noted for the record that Itaú Corpbanca directly acquired approximately 7.89% of the capital stock of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S. acquired the remaining 4.47% approximately.

It is noted for the record that the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., whose share capital is wholly owned by Itaú Corpbanca, was duly authorized by the Financial Market Commission and by the Central Bank of Chile for this purpose.

This total price of US$ 414,142,063.66 will result in an estimated impact of -1.37 percentage points on Itaú Corpbanca's Common Equity Tier 1 (CET1) capital, on a fully loaded basis, in accordance with Basel III standards (using the exchange rate of $804.17 per U.S. dollar as of February 16, 2022). Considering the information at the end of January, the aforementioned impact and the applicable regulations of the Financial Market Commission, Itaú Corpbanca estimates that its total capital ratio, according to current Basel III standards, will correspond to 15.47% and CET1 fully loaded capital to 9.5%.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2021 | 207

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2021 and 2020 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 202 1 208 Note 39 – Subsequent Events , continued Ot hers In the period b etween January 1 and February 23 , 20 23 , date of issuance of these Consolidated Financial Statements, no other subsequent events have occurred that could significantly affect them. Roxana Zamorano Gabriel Moura Chief Accounting Officer Chief Executive Officer